As filed with the Securities and Exchange Commission on March 14, 2025

Registration No. 333-285388

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1

TO

FORM S-4

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

GLACIER BANCORP, INC.

(Exact name of registrant as specified in its charter)

Montana	6022	81-0519541
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

49 Commons Loop, Kalispell, Montana 59901 (406) 756-4200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Randall M. Chesler

President and Chief Executive Officer

49 Commons Loop

Kalispell, Montana 59901

(406) 756-4200

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of communications to:

David G. Post Kalin G. Bornemann Miller Nash LLP 1140 SW Washington St Suite 700 Portland, Oregon 97205 Telephone: (503) 224-5858 Facsimile: (503) 224-0155	Christian Otteson Bo Anderson Otteson Shapiro LLP 7979 E Tufts Ave Suite 1600 Denver, Colorado 80237 Telephone: (720) 488-5425 Facsimile: (720) 488-7711

Approximate date of commencement of proposed sale of securities to the public:

As soon as practicable after this Registration Statement becomes effective and upon completion of the merger described in the enclosed document.

If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☑	Accelerated filer	☐

Non-accelerated filer	☐	Smaller reporting company	☐

		Emerging growth company	☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided purchase to Section 7(a)(2)(B) of the Securities Act. ☐

If applicable, place an X in the box to designate the appropriate rule provision relied upon in conducting this transaction:

Exchange Act Rule 13e-4(i) (Cross-Border Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)	☐

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold prior to the time the registration statement becomes effective. This document shall not constitute an offer to sell nor shall there be any sale of these securities in any jurisdiction in which such offer or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

PRELIMINARY—SUBJECT TO COMPLETION—DATED MARCH 14, 2025

PROXY STATEMENT OF	PROSPECTUS OF
BANK OF IDAHO HOLDING CO.	GLACIER BANCORP, INC.

MERGER PROPOSED – YOUR VOTE IS VERY IMPORTANT

Dear Bank of Idaho Holding Co. Shareholders:

As you may know, the boards of directors of Bank of Idaho Holding Co. (“BOID”) and Glacier Bancorp, Inc. (“Glacier”) have each unanimously approved a merger of BOID with and into Glacier, subject to approval by BOID shareholders and appropriate bank regulators. Immediately following the merger, BOID’s subsidiary Bank of Idaho (the “Bank”) will be merged into Glacier’s subsidiary Glacier Bank (“Glacier Bank”), also subject to approval of the appropriate bank regulators.

Under the terms of the Plan and Agreement of Merger, dated January 13, 2025 (the “merger agreement”), each outstanding BOID common share as of the effective time will be exchanged for 1.1000 shares of Glacier common stock (the “per share stock consideration”), subject to certain adjustments as set forth in the merger agreement, with cash paid in lieu of fractional shares. The common stock of Glacier trades on The New York Stock Exchange under the symbol “GBCI.” BOID’s common stock is currently quoted on the OTC Markets under the symbol “BOID.”

The per share stock consideration is subject to adjustment in the event that the average closing price for Glacier common stock over a 20-day period prior to closing is more than $53.60 or less than $35.74. In such event either Glacier or BOID, respectively, may provide notice to terminate the merger agreement, but the merger agreement will not be terminated if either BOID or Glacier, as the case may be, elects to adjust the consideration to be issued in the merger, as described in this proxy statement/prospectus.

The per share stock consideration is subject to further adjustment if BOID’s closing capital, after being adjusted in accordance with the terms of the merger agreement, is less than $122,126,000 (subject to specified adjustments). In any such event, the per share stock consideration will be reduced on a per share basis in accordance with the formula set forth in the merger agreement. See “The Merger – Merger Consideration.”

If BOID’s closing capital, after being adjusted in accordance with the terms of the merger agreement, is in excess of $122,126,000, BOID may, prior to the closing of the merger, pay a special cash dividend to its shareholders in the amount of such excess. See “The Merger – Merger Consideration.”

Assuming for purposes of illustration only that the average closing price for Glacier common stock is $44.23, which was the closing price of Glacier common stock on March 12, 2025, as quoted on The New York Stock Exchange, and assuming no adjustments are made to the per share stock consideration, for each of your BOID common shares, you will receive consideration with an estimated current value of $48.65, consisting of 1.1000 shares of Glacier common stock.

Assuming that all outstanding BOID common shares are exchanged for stock in accordance with the merger agreement, no additional BOID Options are exercised, all shares of restricted stock and RSUs remain outstanding, and the per share stock consideration is not adjusted as described above, BOID shareholders will, in the aggregate, receive approximately 4,939,819 shares of Glacier common stock in the merger, representing approximately 4.17% of Glacier’s outstanding common stock after taking into account Glacier shares to be issued in the merger.

BOID will hold a special shareholders’ meeting to vote on the merger agreement on April 21, 2025, at 9:00 a.m. Mountain Time at One Capital Center, 999 W Main St., Boise, Idaho 83702 in the 14th floor conference room. Detailed instructions for participation can be found in the notice of special shareholder meeting that accompanies this proxy statement/prospectus. Whether or not you plan to participate in the special meeting, please take the time to vote by voting over the Internet, by telephone or completing and mailing the enclosed form of proxy. Please give particular attention to the discussion under the heading “Risk Factors” beginning on page 15 for risk factors relating to the merger that you should consider.

The board of directors of BOID has unanimously recommended that you vote FOR approval of the merger agreement and the other proposals described in this proxy statement/prospectus.

/s/ Jeff Newgard
Jeff Newgard
President, Chief Executive Officer and
Chairman of the Board,
Bank of Idaho Holding Co.

Neither the Federal Deposit Insurance Corporation, Securities and Exchange Commission, nor any state securities commission has approved the securities to be issued by Glacier or determined if this proxy statement/prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The shares of Glacier common stock to be issued in the merger are not savings or deposit accounts or other obligations of a bank and are not insured by the Federal Deposit Insurance Corporation, the Federal Deposit Insurance Fund or any other governmental agency. Such shares are not guaranteed by Glacier or BOID and are subject to investment risk, including the possible loss of principal.

This proxy statement/prospectus is dated March 14, 2025, and is first being mailed to BOID shareholders on or about March 20, 2025.

350 Memorial Drive, Suite 200, Idaho Falls, Idaho 83402

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS OF

BANK OF IDAHO HOLDING CO.

TO BE HELD ON APRIL 21, 2025

To the Shareholders of Bank of Idaho Holding Co.:

A special meeting of the shareholders of Bank of Idaho Holding Co. (“BOID”) will be held on April 21, 2025 at 9:00 a.m. Mountain Time, at One Capital Center, 999 W Main St., Boise, Idaho 83702 in the 14th floor conference room. The special meeting is for the following purposes:

1.

To consider and vote on a proposal to approve the Plan and Agreement of Merger, dated as of January 13, 2025 (the “merger agreement”), among Glacier Bancorp, Inc. (“Glacier”), Glacier Bank, BOID and Bank of Idaho (the “Bank”). The merger agreement is attached as Appendix A to the proxy statement/prospectus.

2.	To approve an amendment to the Articles of Incorporation of BOID to increase the maximum size of BOID’s board of directors from nine to eleven.

3.	To approve one or more adjournments of the BOID special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of approval of the merger agreement.

Holders of record of BOID common shares at the close of business on March 5, 2025, the record date for the special meeting, are entitled to notice of and to vote at the special meeting or any adjournments or postponements of it. Holders of BOID non-voting Class B shares are entitled to notice of the special meeting but are not entitled to vote at the special meeting. The affirmative vote of the holders of at least a majority of the outstanding shares of BOID’s common stock entitled to vote is required for approval of the merger agreement. To that end, BOID’s directors, executive officers and certain significant shareholders have signed agreements to vote their shares in favor of approval of the merger agreement. As of the record date, to BOID’s knowledge, such persons were entitled to vote 1,631,288 shares representing approximately 46.3% of all outstanding BOID common shares entitled to vote at the special meeting. As of the record date, there were 3,520,047 BOID common shares outstanding and 927,165 Class B non-voting common shares outstanding.

Your vote is important. Whether or not you plan to attend the special meeting, we encourage you to submit a proxy to vote your shares as promptly as possible in order to make certain that you are represented at the meeting. You may submit a proxy over the Internet, as well as by telephone or by completing, signing, dating and promptly returning the accompanying proxy using the enclosed envelope. If for any reason you should desire to revoke your proxy, you may do so at any time before it is voted at the meeting. If you do not vote your shares, it will have the same effect as voting against the merger.

The board of directors of BOID has determined that the merger agreement is fair to, advisable, and in the best interests of BOID and its shareholders and unanimously recommends that you vote FOR approval of the merger agreement, FOR approval of the amendment to BOID’s Articles of Incorporation, and FOR approval of the adjournment proposal. With regard to its recommendation that shareholders vote FOR approval of the merger agreement, the board of directors of BOID considered a number of factors, as discussed in “Background of and Reasons for the Merger” beginning on page 27. Such factors also constituted the reasons that the board of directors determined to approve the merger agreement.

Important Notice Regarding the Availability of Proxy Materials for the

Special Shareholders’ Meeting to be held April 21, 2025:

The proxy statement and notice of special meeting are available at www.proxyvote.com

BANK OF IDAHO HOLDING CO.
By Order of the Board of Directors,

/s/ Shanon Taylor
Idaho Falls, Idaho, March 20, 2025	Shanon Taylor, Corporate Secretary

REFERENCES TO ADDITIONAL INFORMATION

Glacier

This proxy statement/prospectus incorporates important business and financial information about Glacier from documents that Glacier has previously filed with the Securities and Exchange Commission (“SEC”) and that are contained in or incorporated by reference into this proxy statement/prospectus. For a listing of Glacier documents incorporated by reference into this proxy statement/prospectus, please see the section entitled “Where You Can Find More Information.” This information is available for you to review at the SEC’s website at http://www.sec.gov.

You may request copies of this proxy statement/prospectus and any of the documents incorporated by reference into this proxy statement/prospectus or other information concerning Glacier, without charge, by telephone or written request directed to:

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

ATTN: Ron Copher, Corporate Secretary

Telephone: (406) 751-7706

Reports that Glacier files with the SEC and certain other documents can also be found on Glacier’s website at www.glacierbancorp.com.

Glacier’s common stock is traded on The New York Stock Exchange under the symbol “GBCI.”

You will not be charged for the documents that you request. If you would like to request documents, please do so by April 14, 2025, in order to receive them before the BOID special shareholders’ meeting.

Bank of Idaho Holding Co.

BOID does not have a class of securities registered under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”), is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents or reports with the SEC.

If you have questions concerning the merger or this proxy statement/prospectus or need help voting your shares, would like copies of this proxy statement/prospectus, or would like copies of BOID’s historical consolidated financial statements, articles of incorporation or bylaws, please contact:

Bank of Idaho Holding Co.

350 Memorial Drive

Suite 200

Idaho Falls, Idaho 83402

ATTN: Shanon Taylor, Corporate Secretary

(208) 528-3008

Appendix A – Plan and Agreement of Merger, dated as of January 13, 2025

Appendix B – Sections 30-29-1301 through 30-29-1340 of the Idaho Statutes, Regarding Appraisal Rights

Appendix C – Opinion of MJC Partners, LLC, Financial Advisor to Bank of Idaho Holding Co.

i

QUESTIONS AND ANSWERS

Why am I receiving these materials?

Bank of Idaho Holding Co. (“BOID”) is holding a special meeting of its shareholders to vote on proposals relating to its proposed merger with Glacier Bancorp, Inc. (“Glacier”). We are sending you these materials to solicit your proxy to vote in favor of approval of the merger and to help you decide how to vote your shares of BOID common stock on all matters being considered. The merger cannot be completed unless BOID receives the affirmative vote of the holders of at least a majority of the outstanding shares of BOID’s common stock entitled to vote on the matter. Holders of BOID common shares as of the record date are entitled to vote at the special meeting; however, holders of BOID non-voting Class B shares are not entitled to vote. Information about the special meeting is contained in this document. See “BOID Special Shareholders’ Meeting.”

This document is both a proxy statement of BOID and a prospectus of Glacier. It is a proxy statement because the officers and board of directors of BOID (the “BOID Board”) are soliciting proxies from BOID’s shareholders in connection with voting on the merger and approval of the amendment to BOID’s Articles of Incorporation. It is a prospectus because Glacier will issue, and you will acquire in exchange for your BOID common stock, shares of Glacier’s common stock in exchange for BOID common shares as the consideration to be paid in the merger.

What will happen in the merger?

In the proposed merger, BOID will merge with and into Glacier, with Glacier surviving the merger. Immediately following the merger, Bank of Idaho (the “Bank”) will be merged into Glacier’s subsidiary Glacier Bank. Shares of Glacier will continue to trade on The New York Stock Exchange, with the trading symbol “GBCI.”

What will BOID shareholders receive in the merger?

Under the terms of the merger agreement, all outstanding BOID shares (including each outstanding share of restricted stock and share to be issued upon settlement of restricted stock units (“RSU”) and each outstanding BOID non-voting Class B share) will be exchanged for 1.1000 shares of Glacier common stock (the “per share stock consideration”), subject to certain adjustments as set forth in the merger agreement, with cash paid in lieu of fractional shares.

Assuming for purposes of illustration only that the average closing price for Glacier common stock is $44.23 (which was the closing price of Glacier common stock on March 12, 2025) and no adjustments are made to the per share stock consideration, each BOID common share and each BOID non-voting Class B share would be exchanged for 1.1000 shares of Glacier common stock with a value equal to $48.65.

Under what circumstances can the merger consideration be adjusted?

Under the terms of the merger agreement, there are certain limited circumstances in which the merger consideration may be adjusted. The per share stock consideration will be subject to reduction if the “BOID Closing Capital,” as defined and determined in accordance with the merger agreement, is less than $122,126,000, subject to certain adjustments. In such event, the number of shares of Glacier common stock to be issued will be reduced on a per-share basis in accordance with the formula set forth in the merger agreement. See “The Merger – Merger Consideration” and “ – Calculation of BOID Closing Capital.”

If the BOID Closing Capital exceeds $122,126,000, subject to certain adjustments, BOID may, upon written notice to Glacier and effective prior to the closing of the merger, declare and pay a special dividend to its shareholders in the amount of such excess.

In addition, if the Glacier average closing price is less than $35.74 and BOID provides notice of an intent to terminate the merger agreement, as described in more detail under “The Merger – Merger Consideration” below, Glacier may elect to increase, on a per-share basis, the number of shares of Glacier common stock to be issued in the merger (or pay additional cash if it so elects). Conversely, if the Glacier average closing price is greater than $53.60 and Glacier provides notice of an intent to terminate the merger agreement, BOID may elect to accept a decrease, on a per-share basis, in the number of shares of Glacier common stock to be issued in the merger. By voting to approve the merger agreement, BOID shareholders will give the BOID Board the authority to elect to cause BOID to accept a decrease, on a per-share basis, in the number of shares of Glacier common stock to be issued in the merger as set forth in the merger agreement and as described in more detail below. See “The Merger – Termination of the Merger Agreement.”

Assuming that all outstanding BOID common shares are exchanged for Glacier common stock as per share stock consideration in accordance with the merger agreement, no additional BOID Options are exercised, all shares of restricted stock and RSUs remain outstanding, and the per share stock consideration is not adjusted as described above, BOID shareholders will receive an estimated 4,939,819 shares of Glacier common stock in the merger, representing approximately 4.17% of Glacier’s outstanding common stock after taking into account Glacier shares to be issued in the merger.

How are outstanding BOID shares of restricted stock, RSUs, stock options, and stock appreciation rights addressed in the merger agreement?

Under the terms of the merger agreement, when the merger agreement becomes effective (the “effective time”), all outstanding shares of restricted stock and RSUs under BOID’s 2019 Equity Incentive Plan (the “Equity Plan”) will automatically vest and RSUs will be settled with BOID common shares, and each resulting BOID common share will have the right to receive the per share stock consideration and cash in lieu of fractional BOID common shares. Outstanding options to purchase BOID common shares (the “BOID Options”) under the Equity Plan and outstanding Stock Appreciation Rights (“SARs”) under BOID’s 2006 Stock Appreciation Rights Plan (together with the Equity Plan, the “BOID Stock Plans”) will be automatically canceled at the effective time, and the holders of BOID Options and BOID SARs will be paid in cash an amount per share equal to the spread, if any, between (a) the product of the average of the closing sales prices of one share of Glacier common stock on The New York Stock Exchange for the 20 trading days ending on the tenth business day immediately preceding the effective date of the merger (the “Glacier average closing price”) multiplied by the per share stock consideration and (b) the exercise price per share of such BOID Option or BOID SAR, net of any cash which must be withheld under applicable tax laws. Any BOID Option or BOID SAR that has an exercise price per share that is equal to or greater than the amount described in (a) above will be cancelled without any payment.

Will I receive any fractional shares of Glacier common stock as part of the merger consideration?

No. Glacier will not issue any fractional shares of Glacier common stock in the merger. Instead, Glacier will pay you the cash value of a fractional share (without interest) in an amount determined by multiplying the fractional share interest to which you would otherwise be entitled by the Glacier average closing price.

How soon after the merger is completed can I expect to receive my merger consideration?

Glacier will work with its exchange agent, Equiniti Trust Company, LLC, to complete the exchange of your BOID stock certificates for consideration payable in the merger as promptly as practicable following the completion of the merger.

Will I be able to trade the shares of Glacier common stock that I receive in the merger?

You may freely trade the shares of Glacier common stock issued in the merger, unless you are an “affiliate” of Glacier as defined by Rule 144 under the Securities Act of 1933, as amended. Affiliates consist of individuals or entities that control, are controlled by or are under common control with Glacier, and include the executive officers and directors of Glacier after the merger and may include significant shareholders of Glacier.

When will the merger occur?

We presently expect to complete the merger during the second quarter of 2025. The actual timing of the transaction is subject to a number of factors (primarily regulatory approvals), many of which are beyond the control of Glacier and BOID. The merger is conditioned upon and will occur after the approval of the merger agreement by the affirmative vote of holders of at least a majority of the outstanding BOID common shares entitled to vote on the matter at the BOID special meeting, after the merger has received all required regulatory approvals, and following the satisfaction or waiver of the other conditions to the merger described in the merger agreement and summarized under “The Merger” below.

The merger agreement provides that the merger will be completed effective as of the last day of the month occurring at least five business days after the fulfillment or waiver of each condition to the merger and receipt of all required approvals; provided that Glacier will not be required to consummate the merger on May 31, 2025 and any closing that would occur on the last day of a fiscal quarter will occur on the first day of the following month.

If the merger does not occur by October 31, 2025, either Glacier or BOID may unilaterally terminate the merger agreement; provided, however, if as of October 31, 2025, all required regulatory approvals have not been obtained, then the deadline for consummation of the merger will be extended to on or before January 31, 2026, if either Glacier or BOID notifies the other party in writing on or prior October 31, 2025, of its election to extend such date.

Why are BOID shareholders being asked to approve an amendment to BOID’s Articles of Incorporation?

In order to facilitate the merger and induce Glacier to enter into the merger agreement, the BOID Board agreed to approve, and to submit to BOID’s shareholders for approval, an amendment to BOID’s Articles of Incorporation to increase the maximum size of BOID’s board of directors from nine to eleven in order to make the Articles of Incorporation consistent with BOID’s bylaws. The BOID Board has approved this amendment and, through this proxy statement/prospectus, is submitting it to BOID shareholders for their approval.

When and where will the special meeting take place?

BOID will hold a special meeting of its shareholders on April 21, 2025, at 9:00 a.m. Mountain Time at One Capital Center, 999 W Main St., Boise, Idaho 83702 in the 14th floor conference room.

Who may vote at the special meeting?

The BOID Board has set March 5, 2025 as the record date for the special meeting. If you were the owner of BOID common shares at the close of business on March 5, 2025, you may vote at the special meeting. Each holder of BOID common shares is entitled to one vote for each BOID common share owned as of the record date. Holders of BOID non-voting Class B shares are not entitled to vote at the special meeting.

What constitutes a quorum for the special meeting?

The quorum requirement for the special meeting is the presence in person or by proxy of a majority of the total number of outstanding BOID common shares entitled to vote.

What vote is required to approve the merger agreement?

Approval of the merger agreement requires the affirmative vote of the holders of at least a majority of the outstanding shares of BOID’s common stock entitled to vote on the matter. As described in this proxy statement/prospectus, BOID’s directors, executive officers and certain significant shareholders have agreed to vote the BOID common shares they are entitled to vote in favor of approval of the merger agreement. As of the record date, to BOID’s knowledge, such persons were entitled to vote 1,631,288 BOID common shares, representing approximately 46.3% of all outstanding BOID common shares entitled to vote at the special meeting. See “BOID Special Shareholders’ Meeting” and “The Merger – Voting Agreements.”

What vote is required to approve the amendment to the Articles of Incorporation?

Approval of the amendment to BOID’s Articles of Incorporation requires the affirmative vote of the holders of at least a majority of the outstanding shares of BOID’s common stock entitled to vote on the matter.

What vote is required to approve the adjournment of the special meeting, if necessary or appropriate?

The proposal to adjourn the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies, will be approved if the votes cast in favor of the proposal exceed the votes cast opposing the proposal. BOID’s directors, executive officers and certain significant shareholders have also agreed to vote their shares in favor of any proposal to adjourn the special meeting if there are not sufficient votes to approve the merger agreement. See “The Merger – Voting Agreements.”

Can I vote in person?

Yes. Although the BOID Board requests that you submit a proxy through the Internet, by telephone or by returning the proxy card accompanying this proxy statement/prospectus, all shareholders are invited to attend the shareholders’ meeting. Shareholders of record on March 5, 2025 can vote in person at the special meeting.

How do I vote?

If you were a shareholder of record on March 5, 2025, you may vote on the proposals presented at the special meeting in person or by proxy. We urge you to vote promptly by submitting a proxy to vote through the Internet, by telephone, or by completing the enclosed proxy card. Even if you plan to attend the special meeting, we recommend that you vote your shares in advance as described below so that your vote will be counted if you later decide not to attend the special meeting.

You may cast your vote by submitting a proxy through the Internet or by telephone by following the instructions included on the enclosed proxy card or by mail by completing, signing and dating the enclosed proxy card and returning it to us promptly in the enclosed envelope. Submitting a proxy through the Internet or by telephone or returning the proxy card will not affect your right to attend the special meeting and vote.

If you choose to vote your shares in person at the special meeting, please bring the enclosed proxy card and proof of identification.

If your shares are registered in “street name” in the name of a broker or other nominee and you wish to vote at the special meeting, you will need to obtain a legal proxy from your bank or brokerage firm. Please consult the voting form sent to you by your bank or broker to determine how to obtain a legal proxy in order to vote in person at the meeting.

What if I fail to submit a proxy or to instruct my broker, bank or other nominee?

If you fail to properly submit a proxy or to instruct your broker, bank or other nominee to vote your BOID common shares, and you do not attend the special meeting and vote your shares in person, your shares will not be voted. This will have the same effect as a vote “AGAINST” approval of the merger agreement and “AGAINST” approval of the amendment to BOID’s Articles of Incorporation, but will have no impact on the outcome of the adjournment proposal.

Can I change my vote after I have submitted my proxy?

Yes. If you do not hold your shares in “street name,” there are three ways you may change your vote at any time after you have submitted your proxy and before your proxy is voted at the special meeting:

•

by sending a written notice bearing a date later than the date of your proxy card to Bank of Idaho Holding Co., 350 Memorial Drive, Suite 200, Idaho Falls, Idaho 83402, ATTN: Corporate Secretary, stating that you would like to revoke your proxy;

•	by granting a new, valid proxy bearing a later date (by telephone, through the Internet or by completing and submitting a later-dated proxy card); or

•	by attending the meeting and voting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

If you submit a written notice of revocation, it must be received by BOID’s Secretary prior to the vote at the special meeting. If you grant a new proxy by telephone or Internet, your revised instructions must be received by 11:59 p.m., Mountain Time, one day before the meeting date.

If you have instructed a bank, broker or other nominee to vote your shares, you must follow the directions you receive from your bank, broker or other nominee to change your voting instructions.

What happens if I return my proxy but do not indicate how to vote my shares?

If you sign and return your proxy card but do not provide instructions on how to vote your BOID common shares at the special meeting of shareholders, your BOID common shares will be voted “FOR” the proposal to approve the merger agreement, “FOR” the proposal to amend the Articles of Incorporation, and “FOR” approval of one or more adjournments of the special meeting.

If my shares are held in “street name” by my broker, bank or other nominee, will my broker, bank or other nominee automatically vote my shares for me?

No. Your broker, bank or other nominee will not vote your shares unless you provide instructions to your broker, bank or other nominee on how to vote. You should instruct your broker, bank or other nominee to vote your shares by following the instructions provided by the broker, bank or nominee with this proxy statement/prospectus.

How does the BOID Board recommend that I vote?

The BOID Board unanimously recommends that BOID shareholders vote “FOR” the proposals described in this proxy statement/prospectus, including in favor of approval of the merger agreement and approval of the amendment to the Articles of Incorporation.

What do I need to do now?

We encourage you to read this proxy statement/prospectus and related information in its entirety. Important information is presented in greater detail elsewhere in this document, and documents governing the merger are attached as appendices to this proxy statement/prospectus. In addition, much of the business and financial information about Glacier that may be important to you is incorporated by reference into this document from documents separately filed by Glacier with the SEC. This means that important disclosure obligations to you are satisfied by referring you to one or more documents separately filed with the SEC.

Following review of this proxy statement/prospectus, please submit a proxy through the Internet, by telephone or by completing, signing, and dating the enclosed proxy card and returning it in the enclosed envelope as soon as possible so that your BOID common shares can be voted at BOID’s special meeting of shareholders.

What happens if I sell my shares after the record date but before the special meeting?

The record date of the special meeting is earlier than the date of the special meeting and the date that the merger is expected to be completed. If you sell or otherwise transfer your shares after the record date, but before the date of the special meeting, you will retain your right to vote at the special meeting, but you will not have the right to receive the merger consideration to be received by shareholders in the merger. In order to receive the merger consideration, a shareholder must hold their shares through completion of the merger.

What do I do if I receive more than one proxy statement/prospectus or set of voting instructions?

If you hold shares directly as a record holder and also in “street name” or otherwise through a nominee, you may receive more than one proxy statement/prospectus and/or set of voting instructions relating to the special meeting. These should each be voted and/or returned separately in order to ensure that all of your shares are voted.

Should I send in my common stock certificates now?

No. Please do not send your BOID common share certificates with your proxy card. You will receive written instructions from Glacier’s exchange agent promptly following the closing of the merger on how to exchange your BOID common share certificates or evidence of uncertificated shares for the merger consideration. In the meantime, you may wish to begin collecting any certificates in your possession.

What risks should I consider in deciding whether to vote for approval of the merger agreement?

You should review carefully our discussion under “Risk Factors.” You should also review the factors considered by the BOID Board in approving the merger agreement. See “Background of and Reasons for the Merger.”

What are the material United States federal income tax consequences of the merger to BOID shareholders?

Glacier and BOID intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the “Internal Revenue Code”). If the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then for U.S. federal income tax purposes a U.S. holder (as defined below) of BOID common shares or non-voting Class B shares generally will not recognize any gain or loss upon surrendering its shares, except with respect to any cash received or treated as received in the merger and any cash received in lieu of fractional shares. A U.S. holder of BOID common shares or non-voting Class B shares receiving cash in lieu of a fractional share of Glacier common stock will generally recognize gain or loss equal to the difference between the amount of cash received instead of a fractional share and the basis in its fractional share of Glacier common stock. The U.S. federal income tax consequences described above may not apply to all holders of BOID shares. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult an independent tax advisor for a full understanding of the particular tax consequences of the merger to you. For a detailed discussion of the material U.S. federal income tax consequences of the merger, see “The Merger – Material U.S. Federal Income Tax Consequences of the Merger to BOID Shareholders.”

Do I have appraisal or dissenters’ rights?

Yes. If you are a BOID shareholder (including if you are a holder of BOID non-voting Class B shares) and you do not agree with the merger, do not vote in favor of approval of the merger agreement, and take certain other actions required by Idaho law, you will have appraisal rights under Sections 30-29-1301 through 30-29-1340 of the Idaho Statutes. Exercise of these rights will result in the purchase of your shares of BOID stock at “fair value,” as determined in accordance with Idaho law. If you elect to exercise this right, we encourage you to consult with your financial and legal advisors. Please read the section entitled “The Merger – Appraisal Rights” for additional information.

Who can help answer my questions?

If you have questions about the merger, the special shareholders’ meeting, or your proxy, or if you need additional copies of this document or a proxy card, you should contact:

Bank of Idaho Holding Co.

350 Memorial Drive

Suite 200

Idaho Falls, Idaho 83402

Attention: Shanon Taylor, Corporate Secretary

Telephone: (208) 528-3008

SUMMARY

This summary, together with the preceding section entitled “Questions and Answers,” highlights selected information about this proxy statement/prospectus. It may not contain all the information that is important to you. We urge you to read carefully the entire proxy statement/prospectus and any other documents to which we refer to fully understand the merger. The merger agreement is attached as Appendix A to this proxy statement/prospectus. The information contained in this proxy statement/prospectus with respect to Glacier was provided by Glacier, and the information contained in this proxy statement/prospectus with respect to BOID was provided by BOID.

Information about Glacier and BOID

Glacier Bancorp, Inc.

49 Commons Loop

Kalispell, Montana 59901

(406) 756-4200

General

Glacier, headquartered in Kalispell, Montana, is a Montana corporation, initially incorporated in Delaware in 1990, and subsequently incorporated under Montana law in 2004. Glacier is a publicly traded company and its common stock trades on The New York Stock Exchange under the symbol “GBCI.” Glacier is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”), providing a full range of commercial banking services from 227 branch locations in Montana, Idaho, Utah, Washington, Wyoming, Colorado, Arizona and Nevada, operating through 17 separately branded divisions of its wholly owned bank subsidiary, Glacier Bank. Glacier Bank is a Montana state-chartered bank regulated primarily by the Montana Division of Banking and Financial Institutions and the Federal Deposit Insurance Corporation. Glacier offers a wide range of banking products and services, including (1) retail banking; (2) business banking; (3) real estate, commercial, agriculture and consumer loans; and (4) mortgage origination and loan servicing. Glacier serves individuals, small to medium-sized businesses, community organizations and public entities.

As of December 31, 2024, Glacier had total assets of approximately $27.9 billion, total net loans receivable of approximately $17.1 billion, total deposits of approximately $20.5 billion and approximately $3.2 billion in shareholders’ equity.

Financial and other information regarding Glacier, including risks associated with Glacier’s business, is set forth in Glacier’s annual report on Form 10-K for the year ended December 31, 2024. Information regarding Glacier’s executive officers and directors, as well as additional information, including executive compensation and certain relationships and related transactions, is set forth or incorporated by reference in Glacier’s annual report on Form 10-K for the year ended December 31, 2024 and Glacier’s proxy statement for its 2025 annual meeting of shareholders, and the Forms 8-K filed by Glacier that are incorporated by reference into this proxy statement/prospectus. In addition, Glacier is incorporating by reference additional documents that Glacier files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the BOID special meeting. See “Where You Can Find More Information.”

Recent Acquisitions

As part of its growth strategy, Glacier seeks to profitably grow its business through internal growth and selective acquisitions. Glacier continues to look for profitable expansion opportunities, primarily in existing markets and in new markets in the Rocky Mountain regions. The table below provides information regarding Glacier’s most recent completed acquisitions. Except as noted, information with respect to acquisitions reflects fair value adjustments following completion of the acquisitions.

	Total Assets	Gross Loans	Total Deposits	Closing Date
	(Dollars in thousands)
Six branches of Rocky Mountain Bank division of HTLF Bank	$403,052	$271,569	$396,690	7/19/2024
Community Financial Group, Inc. and subsidiary Wheatland Bank	777,705	452,740	616,955	1/31/2024
Altabancorp, and subsidiary Altabank	4,131,662	1,902,321	3,273,819	10/1/2021
State Bank Corp. and subsidiary State Bank of Arizona	745,420	451,702	603,289	2/29/2020

For additional information, see “Information Concerning Glacier” below.

Bank of Idaho Holding Co.

350 Memorial Drive

Suite 200

Idaho Falls, Idaho 83402

(888) 396-8757

BOID, headquartered in Idaho Falls, Idaho, is an Idaho corporation and a registered bank holding company under the BHC Act. BOID was organized in 1999 and is the bank holding company of the Bank. BOID has no substantial operations separate or apart from the Bank. The Bank is an Idaho state-chartered bank, formerly known as Bank of Eastern Idaho, which was organized in 1985 and is regulated primarily by the Idaho Department of Finance and the Federal Deposit Insurance Corporation. The Bank’s principal office is located in Idaho Falls, Idaho and the Bank maintains branch offices in Bonneville, Fremont, Bannock, Ada, and Canyon Counties in Idaho and in Franklin, Columbia, Yakima, and Benton Counties in Washington.

As of December 31, 2024, BOID had total assets of approximately $1.3 billion, total net loans receivable of approximately $1.0 billion, total deposits of approximately $1.1 billion and approximately $131.4 million in shareholders’ equity.

For additional information, see “Information Concerning Bank of Idaho Holding Co.” below.

The Special Meeting of Shareholders of BOID

Date, Time and Place of the Special Meeting

BOID will hold its special meeting of shareholders on April 21, 2025, at 9:00 a.m. Mountain Time at One Capital Center, 999 W Main St., Boise, Idaho 83702 in the 14th floor conference room.

Purpose of the Special Meeting

At the special meeting, you will be asked to vote on proposals to:

1. approve the merger agreement;

2. approve an amendment to the Articles of Incorporation of BOID; and

3. approve one or more adjournments of the special meeting, if necessary or appropriate.

Recommendation of the BOID Board

The BOID Board unanimously recommends that you vote “FOR” the proposal to approve the merger agreement, “FOR” the proposal to amend the Articles of Incorporation, and “FOR” approval of the proposal to adjourn the special meeting.

Record Date; Outstanding Shares; Shares Entitled to Vote

Holders of record of BOID common shares at the close of business on the record date of March 5, 2025 are entitled to notice of and to vote at the special meeting. Holders of BOID non-voting Class B shares are entitled to notice of the special meeting but are not entitled to vote at the special meeting. As of the record date, there were 3,520,047 BOID common shares issued and outstanding held of record by approximately 123 shareholders. Holders of record of BOID common stock on the record date are entitled to one vote per share and are also entitled to exercise appraisal rights if certain procedures are followed. Holders of BOID non-voting Class B shares are also entitled to exercise appraisal rights if such procedures are followed. See “The Merger – Appraisal Rights” and Appendix B.

Quorum; Vote Required

A quorum of BOID shareholders is necessary to hold a valid meeting. The quorum requirement for the special meeting is the presence in person or by proxy of a majority of the total number of outstanding BOID common shares entitled to vote. BOID will include proxies marked as abstentions and broker non-votes in determining the presence of a quorum at the special meeting.

The affirmative vote of the holders of at least a majority of the outstanding BOID common shares entitled to vote at the special meeting is required to approve the merger agreement. Abstentions and broker non-votes with respect to this proposal will have the same effect as votes against such proposal. The proposal to adjourn the special meeting will be approved if the votes cast in favor of the proposal exceed the votes cast opposing the proposal. Abstentions and broker non-votes are not considered votes cast and, therefore, will not affect the outcome of this proposal.

Share Ownership of Management; Voting Agreements

Each of BOID’s directors, executive officers and certain significant shareholders have signed agreements to vote their shares in favor of approval of the merger agreement. As of the record date, to BOID’s knowledge, such persons were entitled to vote 1,631,288 shares representing approximately 46.3% of all outstanding BOID common shares entitled to vote at the special meeting.

The Merger

In the merger, Glacier will issue shares of its common stock for all BOID common shares outstanding as of the date of the closing of the merger. Each outstanding share of BOID (including each outstanding share of restricted stock and share to be issued upon settlement of RSUs and each outstanding BOID non-voting Class B share) will be exchanged for 1.1000 Glacier shares (the “per share stock consideration”), subject to possible adjustment as set forth below.

The per share stock consideration is subject to adjustment if the BOID Closing Capital, as determined in accordance with the merger agreement, is less than $122,126,000, plus the amount of BOID Closing Capital attributable to the exercise of BOID Options after September 30, 2024, if any. In such event, the per share stock consideration will be reduced on a per share basis in accordance with the formula set forth in the merger agreement. See “The Merger – Merger Consideration” and “– Calculation of BOID Closing Capital.”

In addition, if the average closing price of Glacier common stock is less than $35.74, BOID may terminate the merger agreement, unless Glacier elects to increase, on a per-share basis, the number of shares of Glacier common stock to be issued in the merger such that the total consideration value per share is equal to $35.74, in order to avoid termination of the merger agreement (or, in its discretion, Glacier may elect to include a fixed amount of cash per share, or a combination thereof). Conversely, if the average closing price of Glacier common stock calculated in accordance with the merger agreement exceeds $53.60, Glacier may elect to terminate the merger agreement, unless BOID elects to accept a decrease, on a per-share basis, in the number of shares to be issued in the merger, such that the total consideration value per share is equal to $53.60, in order to avoid termination of the merger agreement. By voting to approve the merger agreement, BOID shareholders will give the BOID Board the authority to elect to cause BOID to accept a decrease, on a per-share basis, in the number of shares of Glacier common stock to be issued in the merger if the Glacier average closing price exceeds $53.60.

On March 12, 2025, the closing price of Glacier common stock was $44.23 per share.

Glacier will not issue fractional shares and will instead pay cash in lieu of such fractional shares calculated as follows: each holder of BOID common shares or non-voting Class B shares who is otherwise entitled to receive a fractional share of Glacier stock after adding together all shares of Glacier common stock received by the shareholder in the merger will receive an amount of cash equal to the product of such fractional share multiplied by the average closing price of Glacier common stock calculated in accordance with the merger agreement. Any such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

If the BOID Closing Capital, as determined in accordance with the merger agreement, is in excess of $122,126,000, plus the amount of BOID Closing Capital attributable to the exercise of BOID Options after September 30, 2024, if any, BOID may, prior to the merger, declare and pay a special cash dividend to its shareholders in the aggregate amount of such excess. See “The Merger – Merger Consideration.”

For additional information, including the manner in which the BOID Closing Capital is determined, see the discussion under the heading “The Merger” below. The merger agreement is attached as Appendix A to this proxy statement/prospectus. We encourage you to read the merger agreement in its entirety.

Treatment of BOID Equity Incentive Awards

BOID has granted stock options, restricted stock, RSUs and SARs as additional incentive compensation to various directors, executive officers, and other employees. In connection with the merger, outstanding incentive awards will be treated as follows:

Restricted Stock and RSUs. Immediately prior to the closing of the merger, each outstanding share of restricted stock or RSU will vest, the RSUs will be settled in BOID common shares, and each resulting BOID common share will be entitled to receive the per share stock consideration and cash in lieu of fractional shares described under the heading “Summary – Merger Consideration” above.

Options and SARs. All options and SARs that remain outstanding and unexercised at the closing of the merger shall be fully vested and canceled, and in lieu thereof, the holders of such options and SARs shall be paid in cash pursuant to the formula set forth in the merger agreement. If the exercise price of any such option or SAR equals or exceeds the value of the merger consideration as determined in accordance with the merger agreement, the option or SAR will be cancelled without any cash payment. For additional information, including the formula for calculating any cash payments related to outstanding options and SARs, see “The Merger – Treatment of BOID Equity Awards.”

Recommendation of the BOID Board

The BOID Board unanimously recommends that holders of BOID common shares vote “FOR” the proposal to approve the merger agreement.

For further discussion of BOID’s reasons for the merger and the recommendations of the BOID Board, see “Background of and Reasons for the Merger – Reasons for the Merger – BOID.”

Opinion of BOID’s Financial Advisor

In connection with the merger, BOID’s financial advisor, MJC Partners, LLC (“MJC Partners”), delivered a written opinion, dated January 13, 2025, to the BOID Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of BOID common shares of the per share stock consideration in the proposed merger. The full text of the opinion, which describes the procedures followed, assumptions made, matters considered, and qualifications and limitations on the review undertaken by MJC Partners in preparing the opinion, is attached as Appendix C to this document. The opinion was for the information of, and was directed to, the BOID Board (in its capacity as such) in connection with its consideration of the financial terms of the merger. The opinion did not address the underlying business decision of BOID to engage in the merger or enter into the merger agreement or constitute a recommendation to the BOID Board in connection with the merger, and it does not constitute a recommendation to any holder of BOID common shares or any shareholder of any other entity as to how to vote or act in connection with the merger or any other matter.

For further information, see “Background of and Reasons for the Merger – Opinion of BOID’s Financial Advisor.”

Interests of BOID’s Directors and Executive Officers in the Merger

When you consider the unanimous recommendation of the BOID Board that BOID’s shareholders approve the merger agreement, you should be aware that certain members of the BOID Board and the Bank’s Board of Directors as well as members of BOID’s and the Bank’s executive management have interests in the merger that are different from, or in addition to, their interests as BOID shareholders. These interests arise out of, among other things, voting and non-competition, non-solicitation and confidentiality agreements entered into by the directors and executive officers of BOID and the Bank, the acceleration of vesting of shares of restricted stock and RSUs, transitional employment agreements and closing payment agreements entered into with Glacier by certain BOID and Bank executive officers, and provisions in the merger agreement relating to indemnification of BOID directors and officers. For a description of the interests of BOID’s directors and executive officers in the merger, see “The Merger – Interests of BOID Directors and Executive Officers in the Merger.”

The BOID Board was aware of these interests and took them into account in its decision to approve the merger agreement and recommend that it be approved by BOID’s shareholders.

BOID Shareholders Appraisal Rights

Under Idaho law, BOID shareholders (including holders of BOID non-voting Class B shares) have the right to dissent from the merger and receive cash for the “fair value” of their shares of BOID common stock. The procedures required under Idaho law are described later in this document, and a copy of the relevant statutory provisions is attached as Appendix B. For more information on appraisal rights, see “The Merger – Appraisal Rights.”

Regulatory Matters

Each of Glacier and BOID has agreed to use its commercially reasonable efforts to obtain all regulatory approvals, waivers or non-objections required by the merger agreement and the transactions contemplated by the merger agreement. Applications or waiver requests have been filed with such regulatory bodies seeking such approvals or waivers. We expect to obtain all such regulatory approvals, waivers or non-objections, although we cannot be certain if or when we will obtain them. See “The Merger – Regulatory Requirements.”

Conditions to Completion of the Merger

Currently, Glacier and BOID expect to complete the merger during the second quarter of 2025. As more fully described in this proxy statement/prospectus and in the merger agreement, the completion of the merger depends on a number of conditions being satisfied or, where legally permissible, waived. Neither Glacier nor BOID can provide assurance as to when or if all of the conditions to the merger can or will be satisfied or waived. See “The Merger – Conditions to the Merger.”

Termination of the Merger Agreement

The merger agreement provides that either Glacier or BOID may terminate the merger agreement either before or after the BOID special shareholders’ meeting, under certain circumstances. See “The Merger – Termination of the Merger Agreement.”

Break-Up Fee

The merger agreement provides that BOID must pay Glacier a break-up fee of $8,000,000 if the merger agreement is terminated (i) by Glacier if the BOID Board fails to recommend approval of the merger agreement by BOID’s shareholders or modifies, withdraws or adversely changes its recommendation, or (ii) by the BOID Board due to its determination that an acquisition proposal received by BOID constitutes a “Superior Proposal” (as defined in the merger agreement), which is acted upon by BOID, or (iii) by Glacier because an “Acquisition Event” (as defined in the merger agreement) with respect to BOID has occurred. In addition, a break-up fee of $8,000,000 will be due to Glacier if the merger agreement is terminated (1) by Glacier or BOID due to a failure of BOID’s shareholders to approve the merger agreement, or (2) by Glacier for BOID’s material breach of certain covenants set forth in the merger agreement, and within 18 months after any such termination described in clauses (1) and (2) above, BOID or the Bank enters into an agreement for, or publicly announces its intention to engage in, an Acquisition Event or, within 18 months after any such termination described in clauses (1) and (2) above, an Acquisition Event occurs.

BOID agreed to pay the break-up fee under the circumstances described above to induce Glacier to make the significant investments it has made in reviewing and pursuing the merger and to enter into the merger agreement. This arrangement could have the effect of discouraging other companies from trying to acquire BOID. See “The Merger – Break-up Fee.”

BOID Shareholders’ Rights After the Merger

The rights of BOID shareholders are governed by Idaho law, as well as by BOID’s Articles of Incorporation and amended bylaws (“BOID’s bylaws”). After completion of the merger, the rights of the former BOID shareholders receiving Glacier common stock in the merger will be governed by Montana law, and will be governed by Glacier’s amended and restated articles of incorporation (“Glacier’s articles”) and amended and restated bylaws (“Glacier’s bylaws”). Although Glacier’s articles and Glacier’s bylaws are similar in many ways to BOID’s Articles of Incorporation and BOID’s bylaws, there are some substantive and procedural differences that will affect the rights of BOID shareholders. See “Comparison of Certain Rights of Holders of Glacier and BOID Common Shares.”

Material U.S. Federal Income Tax Consequences of the Merger to BOID Shareholders

Glacier and BOID intend for the merger to qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. It is a condition to the respective obligations of Glacier and BOID to complete the merger that Glacier and BOID each receive a legal opinion from Miller Nash LLP (“Miller Nash”) and Otteson Shapiro LLP (“Otteson Shapiro”), respectively, or in certain circumstances other counsel reasonably acceptable to each of Glacier and BOID, to the effect that the merger will qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. If the merger qualifies as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, then for U.S. federal income tax purposes a U.S. holder of BOID common shares or non-voting Class B shares generally will not recognize any gain or loss upon surrendering its shares, except with respect to any cash received or treated as received in the merger and any cash received in lieu of fractional shares. A U.S. holder of BOID common shares or non-voting Class B shares receiving cash in lieu of a fractional share of Glacier common stock will generally recognize gain or loss equal to the difference between the amount of cash received instead of a fractional share and the basis in its fractional share of Glacier common stock.

The U.S. federal income tax consequences described above may not apply to all holders of BOID common shares or non-voting Class B shares. Your tax consequences will depend on your individual situation. Accordingly, we strongly urge you to consult an independent tax advisor for a full understanding of the particular tax consequences of the merger to you. For a more detailed discussion of the material U.S. federal income tax consequences of the merger, see “The Merger – Material U.S. Federal Income Tax Consequences of the Merger to BOID Shareholders.”

Accounting Treatment of the Merger

The acquisition of BOID will be accounted for as an acquisition by Glacier using the acquisition method of accounting in accordance with accounting principles generally accepted in the United States. Accordingly, the assets (including identifiable intangible assets) and liabilities (including executory contracts and other commitments) of BOID as of the date of acquisition will be recorded at their respective fair values. Any excess of the total consideration paid in connection with the merger over the net fair values will be recorded as goodwill. Consolidated financial statements of Glacier issued after the date of acquisition would reflect these fair values and would not be restated retroactively to reflect the historical financial position or results of operations of BOID.

RISK FACTORS

In addition to the other information contained in or incorporated by reference into this document, including the matters addressed under the caption “Cautionary Note Regarding Forward-Looking Statements,” you should consider the matters described below carefully in determining whether or not to approve the merger agreement and the transactions contemplated by the merger agreement.

Risks Associated with the Proposed Merger

Because you are receiving a fixed number of shares that may be adjusted and the market price of the Glacier common stock is expected to fluctuate, you cannot be sure of the value of the shares of Glacier common stock that you will receive.

At the time of the BOID special shareholder meeting, and prior to the closing of the merger, you will not be able to determine the value of the Glacier common stock that you will receive upon completion of the merger. Any change in the market price of Glacier common stock prior to completion of the merger will affect the value of the consideration that BOID shareholders will receive in the merger. Common stock price changes may result from a variety of factors, including but not limited to general market and economic conditions, changes in Glacier’s business, operations and prospects, and regulatory considerations. Many of these factors are beyond the control of Glacier or BOID. You should obtain current market prices for Glacier common stock.

The merger agreement provides that the number of shares of Glacier common stock to be issued for each BOID common share and non-voting Class B share in the merger may be decreased or increased, as the case may be, if the average closing price of Glacier common stock, determined pursuant to the merger agreement, is greater than or less than specified prices. If Glacier’s average closing price determined in accordance with the merger agreement is greater than $53.60 and Glacier provides notice of its election to terminate the merger agreement, the BOID Board is expected to determine, without resoliciting the vote of BOID shareholders, whether or not to accept a decrease, on a per-share basis, in the number of shares of Glacier common stock to be issued in the merger to avoid such termination. See “The Merger – Termination of the Merger Agreement.”

The results of operations of Glacier after the merger may be affected by factors different from those currently affecting the results of operations of BOID.

The businesses of Glacier and BOID differ in certain respects, including the markets in which they operate, and, accordingly, the results of operations of the combined company and the market price of the combined company’s common shares may be affected by factors different from those currently affecting the independent results of operations of BOID and Glacier. For a discussion of the business of Glacier and certain factors to be considered in connection with Glacier’s business, see “Information Concerning Glacier” and the documents incorporated by reference in this document and referred to under “Where You Can Find More Information.” For a discussion of the business of BOID and certain factors to be considered in connection with BOID’s business, see “Information Concerning Bank of Idaho Holding Co.” and the documents referred to under “Where You Can Find More Information.”

The merger agreement limits BOID’s ability to pursue other transactions and provides for the payment of a break-up fee if BOID does so.

While the merger agreement is in effect, subject to very narrow exceptions, BOID and its directors, officers, employees, agents and representatives are prohibited from initiating or encouraging inquiries with respect to alternative acquisition proposals. The prohibition limits BOID’s ability to seek offers from other potential acquirors that may be superior from a financial point of view to the proposed transaction. If BOID receives an unsolicited proposal from a third party that is superior from a financial point of view to that made by Glacier and the merger agreement is terminated, BOID will be required to pay a $8,000,000 break-up fee. This fee makes it less likely that a third party will make an alternative acquisition proposal. See “The Merger – Break-Up Fee.”

Combining the two companies may be more challenging, costly or time-consuming than expected.

Glacier and BOID have operated and, until the completion of the merger, will continue to operate, independently. Although Glacier has successfully completed numerous mergers in the recent past, it is possible that the integration of the Bank into Glacier Bank could result in the loss of key employees, the disruption of the ongoing business of the Bank or inconsistencies in standards, controls, procedures and policies that adversely affect the Bank’s ability to maintain relationships with customers and employees or to achieve the anticipated benefits of the merger. As with any merger of banking institutions, there also may be disruptions that cause the Bank to lose customers or cause customers to take their deposits out of the Bank.

We may face unanticipated costs relating to the merger.

Glacier believes that it has reasonably and conservatively estimated the likely costs of integrating the operations of the Bank into Glacier Bank, and the incremental costs of operating as a combined financial institution. However, it is possible that unexpected transaction costs or future operating expenses, as well as other types of unanticipated costs, including as a result of the substantial commitment of time and resources by Glacier’s management to the merger, could have a negative effect on the results of operations and financial condition of Glacier after the merger.

The merger agreement may be terminated in accordance with its terms and the merger may not be completed, which could have a negative impact on BOID.

The merger agreement is subject to a number of conditions that must be fulfilled in order to close. Those conditions include: approval by the shareholders of BOID, receipt of all required regulatory approvals, the continued accuracy of certain representations and warranties by both parties (subject to the materiality standards set forth in the merger agreement), and the performance by both parties of certain covenants and agreements. In addition, certain circumstances exist in which BOID may terminate the merger, including by accepting a superior proposal. There can be no assurance that the conditions to closing the merger will be fulfilled or that the merger will be completed.

If the merger agreement is terminated, there may be various consequences to BOID, including:

•

BOID’s business may have been adversely impacted by the failure to pursue other beneficial opportunities due to the focus of management on the merger, without realizing any of the anticipated benefits of completing the merger; and

•

BOID may have incurred substantial expenses in connection with the merger, without realizing any of the anticipated benefits of completing the merger and the trading price of BOID stock could decrease significantly.

The opinion of BOID’s financial advisor delivered to the BOID Board before the execution of the merger agreement does not reflect any changes in circumstances subsequent to the date of the opinion.

The opinion of MJC Partners regarding the fairness, from a financial point of view, of the per share stock consideration in the merger was delivered to the BOID Board on January 13, 2025, and speaks only as of such date. Changes in operations and prospects of Glacier and BOID, general market and economic conditions, and other factors both within and outside of Glacier’s and BOID’s control may significantly alter the relative value of the companies by the time the merger is completed. MJC Partners’ opinion does not speak as of the time the merger will be completed or as of any date other than the date of such opinion.

After the merger is completed, BOID shareholders will become Glacier shareholders and will have different rights that may be less advantageous than their current rights.

Upon completion of the merger, BOID shareholders will become Glacier shareholders. Differences in BOID’s Articles of Incorporation and BOID’s bylaws and Glacier’s articles and Glacier’s bylaws will result in changes to the rights of BOID shareholders who become Glacier shareholders. See “Comparison of Certain Rights of Holders of Glacier and BOID Common Shares.”

BOID’s shareholders will have a significantly reduced ownership and voting interest after the merger and will exercise less influence over management.

BOID’s shareholders currently have the right to vote in the election of the BOID Board and on other significant matters affecting BOID, such as the proposed merger with Glacier. When the merger occurs, each BOID shareholder will become a shareholder of Glacier with a percentage ownership of the combined organization that is much smaller than the shareholder’s percentage ownership of BOID. Based on the anticipated number of Glacier common shares to be issued in the merger, it is anticipated that the BOID shareholders will own approximately 4.17% of all of the outstanding shares of Glacier’s common stock following the merger. Because of this, BOID’s shareholders will have significantly less influence on the management and policies of Glacier than they now have on the management and policies of BOID.

The merger may fail to qualify as a reorganization for federal tax purposes, resulting in the recognition by BOID’s shareholders of taxable gain or loss in respect of their BOID shares.

Glacier and BOID intend the merger to qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code. Glacier and BOID, as a condition to closing, will each obtain an opinion from their respective legal counsel that the merger will qualify as a reorganization for federal tax purposes. These opinions do not bind the Internal Revenue Service or the courts or prevent either from taking a contrary position. Neither Glacier nor BOID has requested and neither intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. Furthermore, if the merger fails to qualify as a reorganization, Glacier, as successor to BOID, may incur a significant tax liability since the merger would be treated as a taxable sale of BOID’s assets for U.S. federal income tax purposes.

Glacier and BOID will be subject to business uncertainties and contractual restrictions while the merger is pending.

Uncertainty about the effect of the merger on employees, customers and vendors may have an adverse influence on the business, financial condition and results of operations of Glacier and BOID. These uncertainties may impair Glacier’s and BOID’s ability to attract, retain and motivate key personnel, maintain current deposit levels, and continue to attract depositors and attract new borrowers pending the consummation of the merger, as such personnel, depositors and borrowers may experience uncertainty about their future relationships following the consummation of the merger. Additionally, these uncertainties could cause customers (including depositors and borrowers), suppliers, vendors and others who deal with Glacier or BOID to seek to change existing business relationships with Glacier, BOID or the combined company or fail to extend an existing relationship with Glacier, BOID or the combined company.

In addition, the merger agreement restricts BOID from taking certain actions without Glacier’s consent while the merger is pending. These restrictions could have a material adverse effect on BOID’s business, financial condition and results of operations. See “The Merger — Covenants” for a description of the restrictive covenants applicable to BOID.

Failure to complete the merger could negatively impact the stock prices and future businesses and financial results of Glacier and BOID.

If the merger is not completed, the ongoing businesses of Glacier and BOID may be adversely affected, and Glacier and BOID will be subject to several risks, including the following:

•	BOID may be required, under certain circumstances, to pay Glacier a break-up fee of $8,000,000 under the merger agreement;

•	Glacier and BOID will be required to pay certain costs relating to the merger, whether or not the merger is completed, such as legal, accounting, financial advisor and printing fees;

•

under the merger agreement, BOID is subject to certain restrictions on the conduct of its business prior to completing the merger, which may adversely affect its ability to execute some of its business strategies; and

•

matters relating to the merger may require substantial commitments of time and resources by Glacier’s and BOID’s management, which could otherwise have been devoted to other opportunities that may have been beneficial to Glacier and BOID as independent companies.

In addition, if the merger is not completed, Glacier and/or BOID may experience negative reactions from the financial markets and from their respective customers and employees. Glacier and/or BOID also could be subject to litigation related to any failure to complete the merger or to cause them to perform their respective obligations under the merger agreement. If the merger is not completed, Glacier and BOID cannot assure their respective shareholders that the risks described above will not materialize and negatively affect the business, financial results or stock prices of Glacier and/or BOID.

Shareholder litigation could prevent or delay the completion of the merger or otherwise negatively impact the business and operations of Glacier and BOID.

Shareholders may file lawsuits against Glacier, BOID, and/or the directors and officers of either company in connection with the merger. If any plaintiff were successful in obtaining an injunction prohibiting Glacier or BOID from completing the merger, then such injunction may delay or prevent the effectiveness of the merger and could result in significant costs to Glacier and/or BOID, including any costs associated with the indemnification of directors and officers of each company or the defense or settlement of any shareholder lawsuits filed in connection with the merger. Such litigation could have an adverse effect on the consolidated financial condition and consolidated results of operations of Glacier and BOID and could prevent or delay the completion of the merger.

The merger is subject to the receipt of approvals and/or waivers or non-objections from governmental authorities that may delay the date of completion of the merger or impose conditions that could have an adverse effect on Glacier.

Before the merger may be completed, various approvals, waivers or non-objections must be obtained from state and federal governmental authorities, including the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, the Commissioner of the Montana Division of Banking and Financial Institutions, and the Idaho Department of Finance. Obtaining the approval or satisfying the requirements of these governmental authorities may delay the date of completion of the merger, including due to any or all of the following: an adverse development in either party’s regulatory standing or any other factors considered by regulators in granting such approval; governmental, political or community group inquiries, investigations or opposition; or changes in legislation or the political environment. In addition, these governmental authorities may impose conditions on the completion of the merger, or require changes to the terms of the merger. While Glacier and BOID do not currently expect that any such conditions or changes would result in a material adverse effect on Glacier, there can be no assurance that they will not, and such conditions or changes could have the effect of delaying completion of the merger, or imposing additional costs on or limiting the revenues of Glacier following the merger, any of which might have a material adverse effect on Glacier following the merger. The parties are not obligated to complete the merger should any required regulatory approval, waiver or non-objection contain a condition or requirement not normally imposed in such transactions that would deprive Glacier of the economic or business benefits of the merger in a manner that is material relative to the aggregate economic or business benefits of the merger to Glacier.

Certain BOID directors and executive officers may have interests in the merger that differ from, or are in addition to, the interests of the shareholders.

In addition to their interests as shareholders generally, certain members of the BOID Board and executive management may have other interests in the merger. The BOID Board was aware of these interests and considered them, among other things, when deciding to approve the merger agreement. For a more detailed discussion of these interests, see “Interests of BOID Directors and Executive Officers in the Merger.”

Risks Associated with Glacier’s Business

Glacier is, and will continue to be, subject to the risks described in Glacier’s Annual Report on Form 10-K for the fiscal year ended December 31, 2024, as updated by subsequent Current Reports on Form 8-K, and Quarterly Reports on Form 10-Q, all of which are filed with the SEC and incorporated by reference into this proxy statement/prospectus. See “References to Additional Information” and “Where You Can Find More Information” included elsewhere in this proxy statement/prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This document, including information included or incorporated by reference in this document, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements include, but are not limited to: (i) statements about the benefits of the merger, including future financial and operating results, cost savings, enhancements to revenue and accretion to reported earnings that may be realized from the merger; (ii) statements about Glacier’s and BOID’s plans, objectives, expectations, intentions, projected financial information, future opportunities and any other statements regarding Glacier’s and BOID’s future expectations, beliefs, plans, objectives, results of operations, financial condition and cash flows that are not historical facts; (iii) the expected timetable for completing the merger; (iv) the ability to complete the merger; and (v) other statements identified by words such as “expects,” “will,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” or words of similar meaning. These forward-looking statements are based on current beliefs and expectations of Glacier’s and BOID’s management and are inherently subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond Glacier’s and BOID’s control. In addition, these forward-looking statements are subject to assumptions with respect to future business strategies and decisions that are subject to change.

In addition to factors previously disclosed in Glacier’s reports filed with the SEC relating to risks to Glacier’s business and stock price, and those identified elsewhere in this document (including the section entitled “Risk Factors”), the following potential factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed or implied in the forward-looking statements:

•

the merger may not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied or waived on a timely basis or at all;

•	uncertainties as to the value of the merger consideration;

•	uncertainties as to the time required to complete the merger, which may be greater than in the past due to enhanced scrutiny by bank and other regulators;

•	the occurrence of events that may give rise to a right of one or both of the parties to terminate the merger agreement;

•	the possibility that the merger is delayed or does not occur;

•

Glacier’s stock price could change before closing of the merger due to, among other things, stock market movements, macro-economic or political factors, or the performance of financial companies and peer group companies, over which Glacier has no control;

•

benefits from the merger may not be fully realized or may take longer to realize than expected, including as a result of changes in general economic and market conditions, interest rates, or banking regulations, and the degree of competition in the geographic and business areas in which Glacier and BOID operate;

•	BOID’s business may not be integrated into Glacier’s successfully, or the integration into Glacier Bank’s existing division structure may take longer to accomplish or be more expensive than expected;

•	the effects of disruption to Glacier’s and BOID’s respective businesses and diversion of management’s attention from ongoing business operations and opportunities;

•

the negative effects of the announcement of Glacier’s proposal to acquire BOID on their respective financial performance or their respective ability to maintain business operations (including relationships with employees and customers);

•	risks related to BOID being restricted in the operation of its business while the merger agreement is in effect;

•	the possibility that Glacier and BOID may incur significant transaction and other costs in connection with the merger and such costs may be in excess of those anticipated;

•	any litigation or unknown liabilities relating to the merger or either party to the merger;

•	the anticipated growth opportunities and cost savings from the merger may not be fully realized or may take longer to realize than expected;

•

risks related to the potential impact of general economic, political, and market factors on Glacier and BOID or the merger, including risks related to potential additional volatility in interest rates that may have a negative impact on BOID Closing Capital;

•	risks related to changes in legislation, regulation, policies or administrative actions resulting in increased regulatory requirements or enhanced regulatory supervision;

•

operating costs, customer losses and business disruption during the pendency of or following the merger, including adverse developments in relationships with customers, employees, and contractual counterparties, may be greater than expected; and

•

other risk factors as detailed from time to time in Glacier’s reports filed with the SEC, including Glacier’s Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and other documents filed with the SEC, including the risks and uncertainties set forth in or incorporated by reference into this proxy statement/prospectus in the section titled “Risk Factors” beginning on page 15. See the section titled “Where You Can Find More Information” beginning on page 70 of this proxy statement/prospectus.

The foregoing list of factors is not intended to be exhaustive. These forward-looking statements reflect Glacier’s and BOID’s current views with respect to future events and are based on numerous assumptions and assessments made by Glacier and BOID in light of their experiences and perceptions of historical trends, current conditions, business strategies, operating environments, future developments and other factors they believe appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this document could cause Glacier’s and BOID’s plans with respect to the merger, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this document are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this proxy statement/prospectus or, in the case of a document incorporated by reference, as of the date of that document. All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to Glacier or BOID or any person acting on behalf of Glacier or BOID are expressly qualified in their entirety by the cautionary statements above. Neither Glacier nor BOID undertakes any obligation to update any forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

COMPARATIVE STOCK PRICE AND DIVIDEND INFORMATION

Glacier common stock is quoted on The New York Stock Exchange under the symbol “GBCI.” As of the record date, the 113,493,721 outstanding shares of Glacier common stock were held by approximately 1,940 holders of record.

On December 19, 2024, Glacier paid a quarterly dividend of $0.33 per share. Glacier has declared 159 consecutive quarterly dividends and has increased the dividend 49 times. Future cash dividends will depend on a variety of factors, including earnings, capital, asset quality, general economic conditions, and regulatory considerations.

The following table presents the trading information for Glacier common stock on January 10, 2025, the last trading day before public announcement of the merger agreement, and March 12, 2025, the latest practicable trading day before the date of this prospectus.

	High	Low	Close
January 10, 2025	$48.31	$47.06	$47.70
March 12, 2025	$44.82	$43.76	$44.23

Public trading in BOID’s common stock has not been extensive and such trades cannot be characterized as constituting an active trading market. BOID common stock is not listed on any national securities exchange, although it is quoted on the OTC Markets under the ticker symbol “BOID.” Quotations are based on information received from the OTC Markets based on all transactions reported on the OTC Markets. Such information reflects inter-dealer prices, without retail markups, markdowns or commissions and may not reflect actual transactions. BOID’s common stock is quoted on the OTC Expert Market and quotations in its common stock may be subject to significant fluctuation based on the very limited volume in BOID’s common stock and a single trade may not be indicative of the stock’s long-term trading price. The following table sets forth for the periods indicated, the high and low quotations for BOID common stock along with the aggregate number of shares publicly reported as traded for each applicable quarter.

	High	Low	Volume	Cash Dividends Declared
2022
Second Quarter	$33.10	$30.00	4,981	$0
Third Quarter	$30.20	$29.25	11,202	$0
Fourth Quarter	$29.50	$29.05	15,752	$0
2023
First Quarter	$29.50	$26.90	60,304	$0
Second Quarter	$27.70	$26.00	13,535	$0
Third Quarter	$27.00	$26.00	1,233	$0
Fourth Quarter	$27.00	$25.00	61,131	$0
2024
First Quarter	$30.00	$27.00	50,574	$0
Second Quarter	$28.50	$27.90	93,290	$0
Third Quarter	$31.00	$28.00	64,192	$0
Fourth Quarter	$34.00	$31.00	23,794	$0
2025
First Quarter (through March 12, 2025)	$53.00	$33.90	229,234	$0

As of the record date, the 3,520,047 outstanding shares of BOID common stock were held by approximately 123 holders of record.

BOID SPECIAL SHAREHOLDERS’ MEETING

Date, Time, Place

The BOID special meeting of shareholders will be held on April 21, 2025, at 9:00 a.m. Mountain Time at One Capital Center, 999 W Main St., Boise, Idaho 83702 in the 14th floor conference room.

As described below under “Votes Required and Quorum,” approval of the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of BOID’s common stock entitled to vote on the matter. The proposal to adjourn the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies, will be approved if the votes cast in favor of the proposal exceed the votes cast opposing the proposal.

Purpose

At the special meeting, BOID shareholders will:

•

Consider and vote on a proposal to approve the Plan and Agreement of Merger, dated as of January 13, 2025 (the “merger agreement”), among Glacier, Glacier Bank, BOID and the Bank, under the terms of which BOID will merge with and into Glacier and the Bank will merge with and into Glacier Bank. The merger agreement is attached as Appendix A.

•	Consider and vote on a proposal to approve an amendment to BOID’s Articles of Incorporation to increase the maximum size of BOID’s board of directors from nine to eleven.

•	Approve one or more adjournments of the special meeting, if necessary or appropriate, including adjournments to solicit additional proxies in favor of approval of the merger agreement.

Record Date; Shares Outstanding and Entitled to Vote

The BOID Board has fixed the close of business on March 5, 2025, as the record date for determining the holders of BOID common shares entitled to notice of and to vote at the special meeting. Holders of BOID non-voting Class B shares are entitled to notice of the special meeting but are not entitled to vote at the special meeting. At the close of business on the record date, there were approximately 123 holders of record and 3,520,047 BOID common shares issued and outstanding. Holders of record of BOID common shares on the record date are entitled to one vote per share. Shares of unvested restricted stock and RSUs do not have voting rights.

BOID’s directors, executive officers and certain significant shareholders have agreed to vote all BOID common shares they are entitled to vote that are held or controlled by them in favor of approval of the merger agreement. As of the record date, to BOID’s knowledge, a total of 1,631,288 BOID common shares, representing approximately 46.3% of all outstanding BOID common shares entitled to vote at the special meeting, are subject to voting agreements. See “The Merger – Voting Agreements”.

Votes Required and Quorum

The affirmative vote of the holders of at least a majority of the outstanding shares of BOID’s common stock entitled to vote is required to approve the merger agreement. At least a majority of the total outstanding BOID common shares entitled to vote must be present, either at the meeting or by proxy, in order to constitute a quorum for the special meeting. For purposes of determining a quorum, abstentions and broker non-votes will be counted in determining the shares present at a meeting.

For voting purposes, however, shares must be affirmatively voted FOR approval of the merger agreement in order to be counted as votes in favor of approval of the merger agreement. As a result, abstentions and broker non-votes with respect to the proposal to approve the merger agreement will have the same effect as votes against such proposal.

The affirmative vote of the holders of at least a majority of the outstanding shares of BOID’s common stock entitled to vote at a meeting in which a quorum is present is required to approve the amendment to BOID’s Articles of Incorporation.

For voting purposes, shares must be affirmatively voted FOR approval of the amendment to BOID’s Articles of Incorporation in order to be counted as votes in favor of the amendment. As a result, abstentions and broker non-votes with respect to the proposal to approve the amendment to BOID’s Articles of Incorporation will have the same effect as votes against such proposal.

The proposal to adjourn the special meeting, if necessary or appropriate, including an adjournment to solicit additional proxies in favor of approval of the merger agreement, will be approved if a quorum is present at the special meeting and the votes cast in favor of the proposal exceed the votes cast opposing the proposal.

Voting, Solicitation, and Revocation of Proxies

If you are a holder of record of BOID common shares as of the record date for the special meeting, there are four ways to have your shares voted:

•	You can submit a proxy over the Internet by sending a scanned, signed copy of your proxy to www.proxyvote.com, 24 hours a day, seven days a week, by following the instructions on your proxy card.

•	You can submit a proxy using a touch-tone telephone by calling (800) 690-6903, 24 hours a day, seven days a week, and following the instructions on your proxy card.

•	You can complete, sign and mail your proxy card in the postage-paid envelope provided with the proxy materials.

•	Finally, you may vote in person by written ballot at the special meeting.

If the enclosed proxy card is duly executed and received in time for the special meeting, it will be voted in accordance with the instructions given. If the proxy card is duly executed and received but no instructions are given, it is the intention of the persons named in the proxy to vote the shares represented by the proxy FOR the approval of the merger agreement, FOR the approval of the amendment to the Articles of Incorporation, and FOR the proposal to approve one or more adjournments to solicit additional proxies, and in the proxy holder’s discretion on any other matter properly coming before the meeting. Any proxy given by a shareholder may be revoked before its exercise by:

•	sending written notice to the Corporate Secretary of BOID;

•	granting a new, valid proxy bearing a later date (by telephone, through the Internet or by completing and submitting a later-dated proxy card); or

•	attending and voting at the special meeting in person, although attendance at the special meeting will not, by itself, revoke a proxy.

BOID is soliciting the proxy for the special meeting on behalf of the BOID Board. BOID will bear the cost of solicitation of proxies from its shareholders. In addition to using the mail, BOID may solicit proxies in person or by telephone, email or facsimile, in each case without compensation. Banks, brokerage houses, other institutions, nominees, and fiduciaries will be requested to forward their proxy soliciting material to their principals and obtain authorization for the execution of proxies. BOID will, upon request, pay the standard charges and expenses of banks, brokerage houses, other institutions, nominees, and fiduciaries for forwarding proxy materials to and obtaining proxies from their principals.

Voting in Person at the Special Meeting

BOID common shares held directly in your name as the shareholder of record may be voted in person at the special meeting. If you choose to vote your BOID common shares in person, please bring the enclosed proxy card or proof of identification. Even if you plan to attend the special meeting, we recommend that you vote your shares of BOID common stock in advance as described above so that your vote will be counted if you later decide not to attend the special meeting.

If your shares are registered in “street name” in the name of a broker or other nominee and you wish to vote at the special meeting, you will need to obtain a legal proxy from your bank or brokerage firm. Please consult the voting form sent to you by your bank or broker to determine how to obtain a legal proxy in order to vote at the meeting.

The BOID Proposals

Proposal 1: Merger Proposal

BOID is asking its shareholders to approve the merger agreement. For a detailed discussion of the terms and conditions of the merger agreement, please see the section entitled “The Merger.” BOID shareholders should read this proxy statement/prospectus, including any documents incorporated in this proxy statement/prospectus by reference, and its annexes, carefully and in their entirety for more detailed information concerning the merger agreement and the merger. A copy of the merger agreement is attached to this proxy statement/prospectus as Appendix A.

As discussed in the section entitled “Background of and Reasons for the Merger,” after careful consideration, the BOID Board approved the execution, delivery and performance of the merger agreement and the transactions contemplated by it, including the merger, and determined the merger to be fair and in the best interests of BOID and the BOID shareholders.

Required Vote

Approval of the proposal to approve the merger agreement requires the affirmative vote of at least a majority of the outstanding shares of BOID’s common stock entitled to vote. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or fail to vote by mail, by telephone, via the Internet, or in person at the special meeting, or are a “street name” holder and fail to instruct your bank, broker, or other nominee how to vote, it will have the same effect as votes against the merger proposal.

The approval of the merger by holders of BOID common shares is a condition to the completion of the merger.

The BOID Board recommends that BOID shareholders vote “FOR” the proposal to approve the merger agreement.

Proposal 2: Approval of Amendment to BOID’s Articles of Incorporation

The BOID Board has adopted, subject to shareholder approval, an amendment to BOID’s Articles of Incorporation to increase the maximum size of the BOID Board from nine directors to eleven directors.

If the amendment is adopted, it will become effective upon filing the Articles of Amendment with the Secretary of State of the State of Idaho, which BOID intends to file immediately after receipt of shareholder approval.

BOID’s current Articles of Incorporation provide that the number of directors constating the BOID Board shall not be less than five nor more than nine. Within this range, the BOID Board is authorized to fix the exact number of directors from time to time as provided in BOID’s bylaws. In an effort to bring additional perspectives to the BOID Board and to improve corporate governance the BOID Board previously increased the size of the BOID Board, consistent with BOID’s bylaws in effect at the time. BOID is thus seeking approval of the amendment to its Articles of Incorporation in order to synchronize the Articles of Incorporation with BOID’s bylaws.

The text of the amendment to the Articles of Incorporation is as follows:

“ARTICLE IX. The number of directors constituting the Board of Directors of the corporation shall not be less than five nor more than eleven, with the exact number established by resolution adopted from time to time by the Board of Directors.”

Required Vote

Approval of the proposal to amend BOID’s Articles of Incorporation requires the affirmative vote of at least a majority of the outstanding shares of BOID’s common stock entitled to vote. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or fail to vote by mail, by telephone, via the Internet, or in person at the special meeting, or are a “street name” holder and fail to instruct your bank, broker, or other nominee how to vote, it will have the same effect as votes against the merger proposal.

The BOID Board recommends that BOID shareholders vote “FOR” the proposal to amend BOID’s Articles of Incorporation.

Proposal 3: Adjournment Proposal

BOID is asking its shareholders to approve the adjournment of the BOID special meeting to another date and place if necessary or appropriate to solicit additional votes in favor of the merger proposal if there are insufficient votes at the time of such adjournment to approve the merger proposal.

If, at the BOID special meeting, an insufficient number of BOID common shares are present in person or represented by proxy and voting in favor of the merger proposal, BOID will move to adjourn the BOID special meeting to enable the BOID Board to solicit additional proxies for approval of the merger proposal. If the BOID shareholders approve the adjournment proposal, BOID may adjourn the BOID special meeting and use the additional time to solicit additional proxies, including the solicitation of proxies from BOID shareholders who have previously voted. If the date of the adjournment is not announced at the BOID special meeting or a new record date is fixed for the adjourned meeting, a new notice of the adjourned meeting will be given to each shareholder of record entitled to vote at the adjourned meeting and to all holders of BOID Class B non-voting common shares.

Required Vote

Approval of the adjournment proposal requires that the number of votes cast in favor of the proposal exceed the votes cast opposing the proposal. If you mark “ABSTAIN” on your proxy card, fail to submit a proxy card or fail to vote by mail, by telephone, via the Internet, or in person at the BOID special meeting, or are a “street name” holder and fail to instruct your bank, broker, or other nominee how to vote, it will have no effect on the adjournment proposal.

The BOID Board recommends that BOID shareholders vote “FOR” the adjournment proposal.

BACKGROUND OF AND REASONS FOR THE MERGER

Background of the Merger

As part of its ongoing strategic planning and efforts to enhance shareholder value, the BOID Board and executive management regularly review and assess BOID’s strengths, weaknesses, strategic opportunities and challenges, in an ever changing and more complex operating environment. The BOID Board evaluated the prospects for continued organic growth and profitability, particularly in light of the difficulties operating as an independent community bank under current economic, regulatory and competitive conditions. Like many other banks, BOID has experienced increasing costs related to regulatory compliance, product development and personnel, in order to maintain compliance and remain competitive with bank and non-bank competitors, including financial technology companies. The BOID Board has also monitored the changing community banking landscape in the region, including the decline in potential buyers who could execute on a transaction that would be appealing to BOID.

Randall M. Chesler, President and Chief Executive Officer of Glacier, and Jeffrey K. Newgard, President and Chief Executive Officer of BOID, have lengthy careers in the financial institutions industry and have known each other professionally for several years. Over the years Messrs. Chesler and Newgard have periodically engaged in informal discussions about the organizations and the potential for strategic opportunities in the future.

Given the changing community banking landscape in the region, regulatory compliance burdens, rising information technology costs, and challenges for shareholders seeking liquidity arising from the limited trading market in BOID stock, the BOID Board considered strategic alternatives that could address these challenges. In reviewing its alternatives, the BOID Board considered the best ways to maximize shareholder value, maximize the opportunities for BOID’s employees and secure the Bank’s long-term ability to serve its customers and communities. The BOID Board carefully considered various strategic alternatives, including: (i) continued organic growth, which would be limited by BOID’s capital resources; (ii) growth through the acquisition of smaller institutions, which would be challenging given the lack of viable attractive targets, BOID’s limited capital resources and the relative illiquidity of BOID’s stock; or (iii) merging with a larger bank with more resources to support continued strong financial performance, provide BOID shareholders with greater liquidity, and better support the customers and communities the Bank serves. In considering these alternatives, the BOID Board viewed a sale to a larger financial institution as the alternative that best achieved its strategic objectives. Likewise, the BOID Board and management continued to pursue organic growth while undertaking strategic initiatives that would maximize the attractiveness of BOID to potential acquirors.

While the BOID Board was considering BOID’s future, BOID was approached in January 2024 by a credit union (the “Credit Union”) interested in acquiring the assets of the Bank. The BOID Board met in executive session with MJC Partners on January 16, 2024, to discuss the Credit Union’s proposal, other strategic alternatives, and continued independence. The BOID Board carefully considered the proposal at hand and decided it was in the best interest of BOID to explore a potential transaction with limited but capable acquirers in addition to exploring the Credit Union’s proposal. Based on previous conversations that BOID had with Glacier and another potential bank acquiror (the “Other Bank Acquiror”), BOID invited both Glacier and the Other Bank Acquiror to, concurrently with the Credit Union, consider a transaction with BOID in part to validate the pricing indication received from the Credit Union. As such, BOID had not been actively seeking a buyer at that time but because it was approached by the Credit Union, the BOID Board concluded it was in the best interests of BOID and its shareholders to engage with other known acquirers in the western United States.

At a meeting of Glacier’s board of directors (the “Glacier Board”) held on February 1, 2024, representatives from Glacier’s financial advisor D.A. Davidson & Co. (“D.A. Davidson”) provided a franchise overview of BOID, the Bank, and their operations that included discussion of the possible strategic fit of BOID’s operations with Glacier’s.

Glacier and BOID entered into a confidentiality agreement effective as of February 15, 2024, and BOID thereafter provided Glacier certain high level financial information with respect to BOID and the Bank.

Soon after the BOID board meeting, on February 19, 2024, BOID formally engaged MJC Partners to serve as its financial advisor in connection with any transaction.

In early March, 2024, the Other Bank Acquiror withdrew from the process of considering a transaction as it was not able to meet BOID’s pricing expectations. On March 4, 2024, Glacier provided BOID with an indication of interest letter (the “Glacier March LOI”), and the Credit Union provided a letter of intent on March 5, 2024 (the “CU March LOI”), with pricing consistent with the pricing indication it had provided in January 2024.

BOID did not act on Glacier’s March LOI and it expired unexecuted on March 8, 2024. Glacier’s valuation did not meet the BOID Board’s expectations and was lower than the price offered by the Credit Union. BOID then discussed with its outside legal counsel whether the proposed credit union transaction was permissible and likely to receive required regulatory approvals on acceptable timelines, as well as potential execution risk in a transaction with a credit union. The BOID Board met on March 12, 2024, to discuss the CU March LOI with representatives of the Credit Union. On March 18, 2024, BOID executed the CU March LOI.

BOID then held additional discussions with its outside legal counsel and with the Director of the Idaho Department of Finance regarding the permissibility of a bank-credit union transaction in the weeks that followed. Those discussions, along with industry sentiment against bank-credit union transactions (and, as a result, the potential for industry groups to oppose the transaction), raised questions as to whether a transaction with the Credit Union would receive required regulatory approvals in a timely matter, or at all.

BOID held a special board meeting on April 10, 2024, to discuss the Director of the Idaho Department of Finance’s assessment of the permissibility of a bank-credit union transaction as well as feedback received from industry representatives and lobbyists. Also on April 10, 2024, due to the increasingly significant uncertainty regarding the likelihood of a transaction with the Credit Union being consummated, BOID terminated the CU March LOI with the expectation that dialogue with the Credit Union would stay open as BOID sought clarity from the Idaho Department of Finance on whether a bank-credit union transaction could receive the requisite regulatory approvals. BOID continued having its dialogue with the Idaho Department of Finance during the summer of 2024. BOID management also had intermittent conversations with Glacier’s senior management regarding its possible interest in a transaction without engaging in additional pricing discussions.

BOID met with MJC Partners on August 6, 2024, to discuss financial information from January 2024 that had been presented to the Credit Union and to Glacier at that time. Because BOID’s performance had exceeded expectations, it was requested that Brian Kouhdari, Executive Vice President, Chief Financial Officer and Cashier of BOID and the Bank, update the previously provided financial information; this updated information was provided to Glacier and to the Credit Union’s financial advisor on August 15, 2024. BOID management met virtually with Glacier management on September 6, 2024, to review BOID’s 2024 performance through August and to discuss BOID’s updated financial information.

On September 4, 2024, Glacier’s executive management team and D.A. Davidson met with the Glacier Board to provide an update on BOID’s financial performance, review market trends and discuss potential next steps regarding a transaction with BOID.

Glacier provided BOID with an updated indication of interest letter on October 4, 2024 (the “Glacier October LOI”). Around that time Mr. Newgard had a call with the Credit Union’s Chief Executive Officer to discuss the Credit Union’s continued interest in a transaction with BOID. The meeting ended with the Credit Union agreeing to provide BOID’s updated financial information to its financial advisor and the Credit Union provided an updated letter of intent to BOID on October 16, 2024 (the “CU October LOI”).

During this time BOID and Glacier, in consultation with their respective financial advisors, negotiated the terms of a potential transaction. BOID and Glacier held a financial diligence call on October 10, 2024, to discuss financial performance and related information. Following the call, on October 12, 2024, Glacier submitted a revised version of the Glacier October LOI with improved deal terms for BOID.

The BOID Board held a special meeting on October 17, 2024, to discuss the proposals from Glacier and the Credit Union. At the meeting, the BOID Board reviewed the proposals and recognized that both were competitive, and, although Glacier’s pricing was slightly lower, voted to approve Glacier’s October LOI, as revised, and to pursue continued negotiations with Glacier given the lower execution risk of a transaction with Glacier, Glacier’s unique community banking model, the potential upside in Glacier’s stock price, the tax-free nature of an all stock merger transaction, and the opportunity for BOID and its shareholders to benefit from its earnings to close. BOID and Glacier continued to negotiate the terms of the Glacier October LOI and on October 18, 2024, Glacier provided BOID with a final version of the Glacier October LOI that included a 90-day exclusivity period. BOID executed the LOI that same day.

BOID informed the Credit Union on October 21, 2024, of its intent to not pursue a transaction with the Credit Union.

In response to a diligence request provided by Glacier, BOID provided Glacier a significant amount of information and legal documentation regarding its business operations and assets. On or about November 6, 2024, Glacier commenced its diligence regarding BOID, the Bank and their operations and assets, including loan portfolio, products and services, legal and regulatory compliance, and properties, among other matters. Concurrently with Glacier’s diligence, Miller Nash, legal counsel to Glacier, prepared and on December 10, 2024, presented to Otteson Shapiro, legal counsel to BOID, an initial draft of a plan and agreement of merger. Glacier continued its diligence review and the parties, through their legal counsel, negotiated the terms of the definitive agreement through early January 2025. In late December 2024 and early January 2025, Miller Nash presented, and together with Otteson Shapiro further negotiated the terms of, noncompetition and voting agreements with BOID’s directors and, with respect to the voting agreement, certain holders of greater than 5% of the BOID stock and transitional employment agreements with Messrs. Newgard and Kouhdari.

During this time, the Glacier Board received updates on the progress of the diligence review and the status of the proposed merger transaction from Glacier’s senior management and representatives of D.A. Davidson, including at regular board meetings held on October 30, 2024, and December 30, 2024.

On January 9, 2025, Glacier’s executive leadership team met to review the results of its diligence review of BOID and the Bank and, after discussion of findings and questions raised, provided preliminary approval for a transaction and approved presentation of the proposed transaction to the Glacier Board.

On January 13, 2025, the Glacier Board held a special meeting to consider the proposed merger with BOID. Glacier’s executive leadership team, other members of senior management, and representatives of D.A. Davidson and Miller Nash attended the meeting at the invitation of the Glacier Board. The Glacier Board was provided with a set of meeting materials in advance of the meeting, including substantially final drafts of the merger agreement, voting and noncompetition agreements, and transitional employment agreements, together with a comprehensive summary of management’s due diligence review of BOID. Miller Nash discussed with the directors their fiduciary duties under applicable law. Members of Glacier’s executive and senior management team and representatives of Miller Nash and D.A. Davidson then reviewed the due diligence process and findings in detail and responded to questions from directors. D.A. Davidson then reviewed the financial aspects of the proposed transaction, including the key financial terms of the proposed merger, and Miller Nash proceeded to review in detail with the Glacier Board the other material terms of the merger agreement and related transaction documents. After considering the proposed terms of the merger agreement and other transaction documents, and taking into consideration the matters discussed, the Glacier Board determined that the merger was in the best interests of Glacier and its shareholders, and unanimously approved the execution, delivery and performance of the merger agreement and the transactions contemplated by it, including the merger.

Also on January 13, 2025, the BOID Board held a special meeting to review and consider the proposed merger with Glacier. At the meeting, representatives of Otteson Shapiro explained the terms of the merger agreement and related transaction documents, and representatives of MJC Partners reviewed the financial aspects of the proposed merger and responded to questions by the BOID Board. Additionally, MJC Partners delivered its opinion (commonly referred to as the “fairness opinion”) to the effect that, as of such date and subject to the assumptions, qualifications and limitations set forth in its opinion, the consideration to be paid to BOID was fair, from a financial point of view, to the holders of BOID common stock. After further discussion among the directors and BOID’s advisors, including with respect to the factors described in “Reasons for the Merger — BOID,” the BOID Board unanimously determined that the merger and the merger agreement were advisable, and in the best interests of, BOID and its shareholders and unanimously approved the merger agreement, subject to shareholder and regulatory approvals, and related actions and recommended the adoption and approval of the merger agreement and transactions to BOID’s shareholders.

The parties entered into the merger agreement on January 13, 2025, and on that day, Glacier issued a press release announcing the merger transaction.

Reasons for the Merger – BOID

At a meeting held on January 13, 2025, the BOID Board determined that the terms of the merger agreement were in the best interests of BOID and its shareholders and recommended that BOID’s shareholders vote for approval of the merger agreement. In the course of reaching this determination and related decision to approve the merger agreement, the BOID Board evaluated the merger and the merger agreement in consultation with BOID’s financial advisor and legal counsel. In reaching its determination, the BOID Board considered a number of factors. Such factors also constituted the reasons that the BOID Board determined to approve the merger agreement and to recommend that BOID shareholders vote in favor of the merger agreement.

The following discussion of the information and factors considered by the BOID Board is not intended to be exhaustive, but, rather, includes the material factors considered by the BOID Board. In reaching its decision to approve the merger agreement, the merger of the Bank into Glacier Bank and the other transactions contemplated by the merger agreement, the BOID Board did not quantify or assign any relative weights to the factors considered, and individual directors may have given different weights to different factors. The BOID Board considered all these factors as a whole and overall considered the factors to be favorable to, and support, its determination to approve the merger agreement. In reaching its decision to approve the merger agreement, the BOID Board considered the following:

•

the understanding of the BOID Board of the strategic options available to BOID and the viable strategies for maximizing value for BOID shareholders and the BOID Board’s assessment of those options and the determination that none of those options were more likely to create greater long-term value for BOID’s shareholders than the value to be paid by Glacier;

•	the terms of the merger agreement and the value and form of consideration to be received by BOID shareholders in the merger;

•	the liquidity of Glacier common stock trading on The New York Stock Exchange;

•	the historical trading ranges for Glacier common stock;

•	the value of the merger consideration and the fact that the OTC Market on which BOID common stock is quoted does not constitute an active trading market;

•	that, due to the limited liquidity in BOID common stock, small trades could cause and have caused significant fluctuations in the price of BOID common stock;

•

that it is possible that BOID will be able to pay a cash dividend to BOID shareholders prior to the closing of the transaction if BOID’s equity at closing (as adjusted) exceeds the threshold contained in the merger agreement;

•	information concerning the business, earnings, operations, financial condition, asset quality and prospects of BOID and Glacier, both individually and as a combined company;

•

the ability to become part of a larger institution with a higher lending limit and the infrastructure for growth, helping to further service the Bank’s customer base and provide growth opportunities for the Bank’s employees;

•

the benefit to Bank customers of enhanced technology, products and services, and the depth of resources and expertise to continue to expand such product offerings to remain relevant and competitive with larger financial institutions and growing fintech competitors;

•	conditions and activity in the mergers and acquisitions market for community banks like BOID;

•	the likely impact of the merger on the employees and customers of the Bank and the strategic plans, methods of operation and unique community bank structure of Glacier Bank;

•

the belief that, with Glacier’s significantly higher total assets and broader market relative to BOID, Glacier common stock represents a greater diversification of risk for BOID shareholders than BOID common stock;

•	the depth of Glacier’s executive leadership and extensive team of employees and the potential to utilize that depth to attract new employees and to mitigate succession risk;

•	the ability of Glacier to complete the merger, from a business, financial, and regulatory perspective, and its proven track record of successfully completing acquisition transactions;

•

the financial analyses prepared by MJC Partners and MJC Partners’ opinion, dated January 13, 2025, which was addressed to the BOID Board as to the fairness, from a financial point of view and as of the date of the opinion, to the holders of BOID common stock of consideration in the proposed merger, as more fully described below under “Opinion of BOID’s Financial Advisor;”

•

the legal analyses as to the structure of the merger, the merger agreement, the fiduciary and legal obligations applicable to directors when considering a sale or merger of a company, and the process that BOID (including the BOID Board) employed in considering potential alternatives, including the merger with Glacier;

•	the terms of the merger agreement, including the fixed exchange ratio and the expected tax treatment of the merger as a “reorganization” for United States federal income tax purposes;

•	the expectation that BOID shareholders would have the opportunity to continue to participate in the growth of the combined company;

•	that Glacier has historically paid quarterly cash dividends on its common stock, providing an additional source of returns and liquidity to BOID shareholders;

•

the provisions in the merger agreement that provide for the ability of the BOID Board to respond to an unsolicited acquisition proposal that the BOID Board determines in good faith is a superior proposal as defined in the merger agreement and to otherwise exercise its fiduciary and legal duties; and

•

the provisions of the merger agreement that provide for the ability of the BOID Board to terminate the merger agreement, subject to certain conditions, including the payment of a break-up fee, if BOID has entered into a definitive agreement with respect to a “Superior Proposal.”

The BOID Board also considered a number of uncertainties and risks in its deliberations concerning the transactions contemplated by the merger agreement, including the following:

•

that the merger consideration will be paid through the issuance of shares of Glacier common stock and any decrease in the market price of Glacier common stock after the date of the merger agreement will result in a reduction in the value of the merger consideration to be received by BOID shareholders at the time of completion of the merger, subject to the collar provisions in the merger agreement;

•	that BOID shareholders will not necessarily know or be able to calculate the actual value of the merger consideration that they would receive upon completion of the merger;

•

that the per share stock consideration to be received by BOID shareholders is subject to negative adjustment in the event that the BOID Closing Capital at closing (as adjusted) is below the threshold required in the merger agreement and the fact that forces outside of BOID’s control, such as unexpected changes in interest rates, could yield this result;

•

the possible disruption to BOID’s business that may result from the announcement of the merger and the resulting distraction of management’s attention from the day-to-day operations of BOID’s business;

•	the risk of potential employee attrition and adverse effects on business and customer relationships as a result of the pending merger;

•	that a termination fee in the amount of $8,000,000 would have to be paid to Glacier if BOID terminated the merger agreement under certain circumstances, including to accept a superior proposal;

•	the potential costs associated with completing the merger, including contract cancellation and deconversion fees, and advisor fees;

•	the possibility of litigation in connection with the merger;

•	the need to and likelihood of obtaining approval by shareholders of BOID and regulators to complete the transaction; and

•

the restrictions contained in the merger agreement on the operation of BOID’s business during the period between signing of the merger agreement and completion of the merger, as well as the other covenants and agreements of BOID contained in the merger agreement.

Opinion of BOID’s Financial Advisor

BOID engaged MJC Partners to act as its financial advisor and to provide an opinion of the fairness, from a financial point of view to the holders of BOID common shares of the consideration to be paid to BOID in the proposed merger.

The BOID Board selected MJC Partners based upon its reputation, its knowledge of financial institutions and its experience as a financial advisor in mergers and acquisitions transactions of financial institutions similar to the transaction contemplated and referenced herein. BOID imposed no limitations on MJC Partners’ investigations or the procedures it followed to render its opinion.

MJC Partners acted as an independent financial advisor to the BOID Board in connection with the proposed merger and participated in certain negotiations leading to the execution of the merger agreement. At the January 13, 2025 meeting, at which BOID’s Board evaluated the merger and the merger agreement, MJC Partners delivered to the BOID Board its oral opinion, which was subsequently confirmed in writing on January 13, 2025, to the effect that, as of such date, the merger consideration to be paid to BOID pursuant to the merger agreement is fair, from a financial point of view, to the holders of BOID common shares. This proxy statement/prospectus summary of the MJC Partners opinion is qualified in its entirety by reference to the full text of the opinion. The full text of the opinion of MJC Partners, dated January 13, 2025, which describes the procedures followed, assumptions made, matters considered and limitations on the review undertaken, is attached hereto as Appendix C. BOID shareholders should read this opinion in its entirety.

MJC Partners’ opinion is directed only to the fairness, from a financial point of view, of the consideration to be paid to BOID in the proposed merger, and, as such, does not constitute a recommendation to any BOID shareholder as to how the shareholder should vote at the special meeting. The summary of the opinion of MJC Partners set forth in this proxy statement/prospectus is qualified in its entirety by reference to the full text of the opinion.

The following summary of the analyses performed by MJC Partners is not a complete description of the analyses performed by MJC Partners to render its fairness opinion and is not a complete description of the presentation made by MJC Partners to the BOID Board. MJC Partners did not attribute any particular weight to any analysis and factor considered by it, but rather made qualitative judgments about the significance and relevance of each analysis and factor. MJC Partners believes that its analyses and the following summary must be considered as a whole, and that selecting portions of the analyses without considering all factors could create an incomplete account of its analyses and its fairness opinion.

To carry out its analyses and to render its opinion concerning the fairness of the per share merger consideration, MJC Partners, among other things:

•	reviewed a draft of the merger agreement dated January 9, 2025 (the most recent draft made available to MJC Partners);

•

reviewed certain historical business and financial information concerning BOID and the Bank and preliminary draft and unaudited financial results for the fiscal year ended December 31, 2024 of BOID and the Bank (provided by BOID);

•

reviewed certain regulatory filings of BOID and Glacier, and their respective subsidiaries, including as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2023 and the quarters ended March 31, 2024, June 30, 2024, and September 30, 2024;

•	reviewed the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2023 of Glacier;

•	reviewed the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024, June 30, 2024, and September 30, 2024 of Glacier;

•	analyzed certain financial projections prepared by Glacier management and certain financial projections prepared by BOID management;

•	reviewed certain potential scenarios and business plans provided by BOID and the Bank;

•	held discussions with members of the senior management of BOID and the Bank for the purpose of reviewing the future prospects of BOID;

•	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant; and

•	performed such other analyses and considered such other factors as we have deemed appropriate.

MJC Partners also took into account its assessment of general economic, market and financial conditions and its experience in other transactions as well as its knowledge of the banking industry and its general experience in securities valuations.

Without independent verification, MJC Partners assumed the accuracy and completeness of the financial and other information and representations contained in the materials provided by BOID and in discussions with BOID. MJC Partners assumed that financial forecasts, including, without limitation, the projections regarding under-performing and nonperforming assets and net charge-offs were reasonably prepared on a basis reflecting best currently available information and judgments of BOID, and that the forecasts will be realized in the amounts and at the times contemplated thereby. MJC Partners did not evaluate the loan and lease portfolio to assess the adequacy of the allowances for losses, did not conduct a physical inspection of any properties or facilities, did not review individual credit files, and did not make an independent evaluation or appraisal of any properties, assets, or liabilities of BOID or Glacier, or any of their respective subsidiaries and MJC Partners was not furnished with any such evaluations or appraisals.

MJC Partners assumed that the merger will be consummated substantially in accordance with the terms set forth in the merger agreement. MJC Partners further assumed that the merger will be accounted for as a purchase under generally accepted accounting principles. MJC Partners assumed that the merger is, and will be, in compliance with all laws and regulations that are applicable to BOID and Glacier.

MJC Partners reviewed the financial terms of the proposed merger. Pursuant to the terms of the merger agreement, at the effective time of the merger each BOID common share issued and outstanding immediately prior to the effective time of the merger, except for certain shares as set forth in the merger agreement, shall be converted into the right to receive, without interest, 1.1000 shares of Glacier common stock.

MJC Partners utilized an implied purchase price per share of $56.65 per outstanding BOID common share, or approximately $265.7 million in the aggregate (inclusive of the implied value of outstanding BOID restricted stock units, in the money stock options, and stock appreciation rights for BOID), based on the 1.1000x exchange ratio in the proposed merger and the 20-day VWAP of Glacier’s common stock price as of January 8, 2025. Based upon financial information for BOID as of or for the last twelve months (“LTM”) ended September 30, 2024, and the 20-day VWAP of Glacier’s common stock on January 8, 2025, MJC Partners calculated the following implied transaction metrics:

Transaction Price Per Share / September 30, 2024 Tangible Book Value Per Share	2.06x
Transaction Price Per Share / September 30, 2024 LTM Earnings Per Share	21.9x
Premium to BOID Market Price as of January 8, 2025	59.7%

Present Value

Using BOID’s projected earnings and tangible book value for years ending December 31, 2024 through December 31, 2028, based on BOID guidance, MJC Partners estimated the terminal value of BOID’s common stock as a multiple of tangible book value (“TBV”) and as a multiple of earnings per share (“EPS”). MJC Partners discounted the terminal values back to present value using a range of discount rates. For terminal values at the end of the fifth year, MJC Partners performed two analyses, one assuming a trading multiple range from 1.43x to 1.63x times projected tangible book value per share (“TBVPS”), and the other assuming a trading multiple range from 11.8x to 15.8x times projected earnings per share. MJC Partners calculated the present value of these terminal amounts based on discount rates ranging from 9.7% to 11.7%. These rates and values were chosen to reflect different assumptions regarding the required rates of return of holders or prospective buyers of BOID’s common stock. Based on the present value analysis for BOID’s projected earnings per share and tangible book value per share on a standalone basis; MJC Partners arrived at a range of implied values per share of BOID stock of $42.90 to $63.22.

Comparable Company Analysis

MJC Partners used publicly available information to compare selected financial information for BOID with a group of publicly traded financial institutions. The peer group included banks and thrifts, headquartered in the Western, Southwestern, and Midwestern regions of the United States (comprised of Alaska, Arizona, California, Colorado, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Michigan, Minnesota, Missouri, Montana, Nebraska, Nevada, New Mexico, North Dakota, Ohio, Oklahoma, Oregon, South Dakota, Texas, Utah, Washington, Wisconsin, and Wyoming) with total assets between $750 million and $2.5 billion, listed on a publicly traded major exchange (defined as NASDAQCM, NASDAQGM, NASDAQGS, NYSE, and NYSEAM). Merger targets, ethnic focused banks, and banks with outlier pricing multiples were excluded. (the “BOID Peer Group”). The BOID Peer Group consisted of the following financial institutions:

First Savings Financial Group, Inc.

Eagle Bancorp Montana, Inc.

Ames National Corporation

Finward Bancorp

CF Bankshares Inc.

Oak Valley Bancorp

Middlefield Banc Corp.

Citizens Community Bancorp, Inc.

Bank7 Corp.

Plumas Bancorp

Landmark Bancorp, Inc.

Ohio Valley Banc Corp.

Richmond Mutual Bancorporation, Inc.

BankFinancial Corporation

SB Financial Group, Inc.

United Security Bancshares

First Capital, Inc.

Summit State Bank

United Bancorp, Inc.

MJC Partners compared publicly available information for BOID with the BOID Peer Group as of or for the most recent quarter available as of September 30, 2024 and market pricing as of January 8, 2025. The table below outlines the information available for BOID compared to the 25th percentile, median, and 75th percentile of the BOID Peer Group:

Comparable Company Analysis
	BOID	25th%	Median	75th%
Total Assets ($mm)	1,293	1,406	1,664	1,983
LTM ROAA (%)	0.97	0.57	0.79	0.99
LTM ROATCE (%)[1]	10.8	8.0	10.9	14.6
Price / TBV (x)	1.29	0.90	1.04	1.27
Price / LTM EPS (x)	13.6	9.8	11.3	13.4
Market Cap. ($mm)	125	119	146	174

1 ROATCE defined as Return on Average Tangible Common Equity

MJC Partners calculated the 25th percentile, median, and 75th percentile in terms of price as a multiple of tangible book value per share and price as a multiple of last-twelve-months earnings per share. MJC Partners applied these results to produce a range of implied values for BOID common shares ; applying a 50% weighting on price to tangible book value per share and 50% weighting to price as a multiple of last-twelve-months earnings per share to establish a range of value from the 25th percentile, median, and 75th percentile of the BOID Peer Group. MJC Partners utilized the 25th percentile, median, and 75th percentile multiples of the BOID Peer Group to determine a comparable price of BOID’s common shares. Based on this analysis of the BOID Peer Group’s pricing multiples, the implied price of BOID common stock shares, using the average of the two multiples, ranged from $25.16 to $34.94 as summarized in the table below:

Comparable Company Analysis
	BOID Peer Group Multiples			BOID Implied Price per Share
	25th %	Median	75th %	25th %	Median	75th %
Price / TBVPS	0.90x	1.04x	1.27x	$24.82	$28.66	$35.00
Price / LTM EPS	9.8x	11.3x	13.4x	$25.49	$29.32	$34.87

Two factor average:				$25.16	$28.99	$34.94

Comparable Transactions

MJC Partners reviewed a group of comparable merger and acquisition transactions selected by MJC Partners consisting of whole commercial bank, savings bank, and thrift acquisition transactions located in the Western region of the United States (comprised of Alaska, Arizona, California, Colorado, Hawaii, Idaho, Montana, Nevada, Oregon, Washington, and Wyoming), announced on or after January 1, 2020 with publicly available pricing data and in which the target’s total assets were between $500 million and $2 billion at announcement of the transaction, excluding MOEs and strategic mergers, resulting in 13 transactions satisfying the criteria outlined below (“Comparable Transactions”):

Larger Entity	Smaller Entity
West Coast Community Bancorp	1st Capital Bancorp
CBC Bancorp	Bay Community Bancorp
Glacier Bancorp Inc.	Cmnty Finl Grp
National Bank Holdings Corp.	Bancshares of Jackson Hole Inc
BAWAG Group AG	Peak Bancorp
Lauritzen Corp.	Western States Bancorp
BayCom Corp	Pacific Enterprise Bancorp
TriCo Bancshares	Valley Republic Bancorp
CVB Financial Corp.	Suncrest Bank
Columbia Banking System Inc.	Bank of Commerce Holdings
Bank of Marin Bancorp	American River Bankshares
Banc of California Inc.	Pacific Mercantile Bancorp
Enterprise Financial Services	Seacost Commerce Banc

MJC Partners compared publicly available information for BOID available as of or for the most recent quarter ending September 30, 2024 with the Comparable Transactions. The table below outlines the information available for BOID compared to the 25th percentile, median, and 75th percentile of the Comparable Transactions:

Comparable Transactions
	BOID	25th%	Median	75th%
TCE / TA1 (%)	9.5	7.4	8.5	9.5
LTM ROAA (%)	0.97	0.81	0.96	1.07
LTM ROAE (%)	9.5	7.9	9.7	13.4
NPAs / Assets (%)	0.69	0.72	0.36	0.00

1 TCE / TA defined as Tangible Common Equity as a percentage of Tangible Assets

MJC Partners calculated the 25th percentile, median, and 75th percentile in terms of deal value as a multiple of tangible book value per share; deal value as a multiple of last-twelve-months earnings per share, and deal value minus tangible book value as a percent of core deposits. MJC Partners applied these results to produce a range of implied values for BOID common stock based on last-twelve-months earnings per share, tangible book value, and core deposits as of September 30, 2024; taking the average of deal value as a percent of last-twelve-months earnings per share, deal value as a percent of tangible book value, and deal value minus tangible book value as a percent of core deposits to establish a range of value from the 25th percentile, median, and 75th percentile. MJC Partners utilized the 25th percentile, median, and 75th percentile multiples to determine an implied value of BOID’s common stock. Based on this analysis of the selected transactions, the implied value of BOID common stock shares, using the average of the three multiples, ranged from $37.38 to $45.92 when all transactions were considered as summarized in the table immediately following.

Comparable Transactions
	Deal value multiples			BOID implied value per share
	25th %	Median	75th %	25th %	Median	75th %
Deal Value / TBVPS	1.51x	1.53x	1.65x	$41.62	$42.10	$45.44
Deal Value / LTM EPS	10.9x	13.8x	17.7x	$28.34	$35.91	$46.02
Premium / Core Deposits	4.8%	5.6%	6.9%	$42.18	$43.75	$46.30

Three factor average:				$37.38	$40.59	$45.92

Proforma Merger Analysis

MJC Partners analyzed certain potential pro forma effects of the merger, based on the assumptions that (i) the merger is completed in the second calendar quarter of 2025 and (ii) each share of outstanding BOID common stock will be converted into the right to receive 1.1000 shares of Glacier common stock. MJC Partners also incorporated the following assumptions: (i) financial projections for BOID for the years ending December 31, 2024 through December 31, 2029 based on BOID management guidance; (ii) financial projections for Glacier for the years ending December 31, 2024 through December 31, 2029 based on analyst consensus projections and Glacier management guidance; (iii) Glacier purchase accounting adjustments consisting of (a) a credit mark on loans, (b) interest rate mark on loans, (c) core deposit intangibles, and (d) held-to-maturity securities mark; (iv) estimated annual cost savings based on estimates provided by Glacier and BOID management; and (v) estimated, pre-tax, one-time transaction costs based on estimates provided by Glacier and BOID management. The analysis indicated that the merger could be accretive to Glacier’s estimated earnings per share in the years ending 2025 through 2029 and immediately dilutive to estimated tangible book value. In connection with these analyses, MJC Partners considered and discussed with the BOID Board how the analysis would be affected by changes in the underlying assumptions, including the impact of final purchase accounting adjustments determined at the closing of the merger, and noted that the actual results achieved by the combined company may vary from projected results and the variations may be material.

Based on these analyses and other investigations and assumptions set forth in its opinion, MJC Partners determined that as of January 13, 2025, the consideration to be paid to BOID was fair, from a financial point of view to holders of BOID common shares.

MJC Partners’ Relationship

MJC Partners is acting as BOID’s financial advisor in connection with the merger. MJC Partners received a fee of $350,000 for rendering its written opinion to the BOID Board concerning the fairness to holders of BOID common shares of the consideration to be paid by Glacier in the merger. This fee is creditable against a transaction success fee in an amount equal to 1.75% of the aggregate consideration paid to BOID which MJC Partners will be entitled to receive if the merger is completed. In addition, BOID has agreed to indemnify MJC Partners against certain claims or liabilities arising out of MJC Partners’ engagement. In the two years prior to the issuance of this opinion, MJC Partners has had a material relationship with BOID for which MJC Partners received compensation.

THE MERGER

The following is a brief description of the material aspects of the merger. There are other aspects of the merger that are not discussed below but that are contained in the merger agreement. You are being asked to approve the merger in accordance with the terms of the merger agreement, and you are urged to read the merger agreement carefully. The following summary is qualified in its entirety by reference to the complete text of the merger agreement, which is incorporated by reference into this proxy statement/prospectus and is attached to this proxy statement/prospectus as Appendix A.

Basic Terms of the Merger

The merger agreement provides for the merger of BOID with and into Glacier and, immediately thereafter, the merger of the Bank with and into Glacier Bank, Glacier’s wholly owned subsidiary.

In the merger, BOID shareholders who do not dissent will receive Glacier common stock for their BOID common shares, as described below. See “The Merger – Merger Consideration.”

The merger agreement is subject to a number of conditions that must be fulfilled in order to close. Those conditions include: approval by the shareholders of BOID, regulatory approvals, the continued accuracy of certain representations and warranties by both parties (subject to the materiality standards set forth in the merger agreement), and the performance by both parties of certain covenants and agreements. While Glacier and BOID believe that they will receive the necessary regulatory approvals for the merger, there can be no assurance that such approvals will be received or, if received, as to the timing of such approvals or as to the ability to obtain such approvals on satisfactory terms. See “The Merger – Conditions to the Merger” and “ – Regulatory Requirements.”

Merger Consideration

As of the effective date of the merger, all outstanding BOID shares (including each outstanding share of restricted stock and share to be issued upon settlement of RSUs and each outstanding BOID non-voting Class B share) will be converted into the right to receive 1.1000 Glacier shares. subject to possible adjustment as set forth below.

If the average closing price of Glacier common stock calculated in accordance with the merger agreement is less than $35.74, BOID may provide notice to Glacier of its intention to terminate the merger agreement, unless Glacier elects to increase, on a per-share basis, the number of shares of Glacier common stock to be issued in the merger, such that the total consideration value per share is equal to $35.74, in order to avoid termination of the agreement (or, in its discretion, Glacier may elect to include a fixed amount of cash per share, or a combination thereof).

Conversely, if the average closing price of Glacier common stock calculated in accordance with the merger agreement exceeds $53.60, Glacier may provide notice to BOID of its intention to terminate the merger agreement, unless BOID elects to accept a decrease, on a per-share basis, in the number of shares to be issued in the merger, such that the total consideration value per share is equal to $53.60, in order to avoid termination of the merger agreement. By voting to approve the merger agreement, BOID shareholders will give the BOID Board the authority to elect to cause BOID to accept a decrease, on a per-share basis, in the number of shares of Glacier common stock to be issued in the merger if the Glacier average closing price exceeds $53.60.

The per share stock consideration will be subject to reduction if the “BOID Closing Capital”, as determined in accordance with the merger agreement, is less than $122,126,000 (subject to specified adjustments) (the “Closing Capital Requirement”). In such event, the per share stock consideration will be reduced on a per share basis by an amount, rounded to the nearest thousandth, determined by dividing the negative differential between the BOID Closing Capital and the Closing Capital Requirement by the average daily closing price of Glacier common stock for the 20 trading days immediately preceding such date, and dividing that result by the number of BOID common shares outstanding at the effective time of the merger. See “The Merger – Calculation of BOID Closing Capital.”

If the BOID Closing Capital is in excess of $122,126,000, plus the amount of BOID Closing Capital attributable to the exercise of BOID Options after September 30, 2024, if any, BOID may, prior to the merger, declare and pay a special cash dividend to its shareholders in the aggregate amount of such excess.

Assuming for purposes of illustration only that the average closing price for Glacier common stock is $44.23 (which was the closing price of Glacier common stock on March 12, 2025) and no adjustments are made to the per share stock consideration, each of your BOID common shares would be exchanged for 1.1000 shares of Glacier common stock with a value equal to $48.65.

Calculation of BOID Closing Capital

“BOID Closing Capital” is defined in the merger agreement and is equal to an amount, estimated as of the closing of the merger, of BOID’s capital stock, surplus and retained earnings determined in accordance with accounting principles generally accepted in the United States (“GAAP”) on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which BOID’s consolidated tangible equity capital at September 30, 2024 was calculated, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on BOID’s balance sheet. BOID Closing Capital will also reflect the accumulated income or loss related to the fair value of BOID’s held-to-maturity securities as calculated in the same manner as the accumulated other comprehensive income or loss shown on the Bank’s balance sheet for available-for-sale securities.

The BOID Closing Capital may be adjusted based on the estimated final amount of transaction-related expenses to be incurred by BOID, as determined and agreed upon between BOID and Glacier in accordance with the merger agreement. To the extent that such final transaction-related expenses do not equal $11,695,000, the amount of such difference, on an after-tax basis, will be reflected as a pro-forma adjustment to the BOID Closing Capital, reducing or increasing, as the case may be, the BOID Closing Capital.

Treatment of BOID Equity Awards

Under the terms of the merger agreement, holders of any BOID Options that may be exercised may provide notice of exercise of such BOID Options to BOID on or before the 30th calendar day prior to the effective date of the merger (the “option exercise notice deadline”). Holders of BOID Options who exercise such BOID Options prior to the option exercise notice deadline will receive BOID common shares in accordance with the terms of the exercised BOID Options, and such BOID common shares will be converted into the right to receive the merger consideration in accordance with the terms of the merger agreement.

With respect to any BOID Options or SARs that remain outstanding and unexercised when the merger agreement becomes effective (the “effective time”), each such outstanding BOID Option or SAR under the BOID Stock Plans will be automatically canceled at the effective time, and the holders of BOID Options and SARs will be paid in cash an amount per share equal to the spread, if any, between (a) the product of the Glacier average closing price multiplied by the per share stock consideration and (b) the exercise price per share of such BOID Option or BOID SAR, net of any cash which must be withheld under applicable tax laws. Any BOID Option or SARs that has an exercise price per share that is equal to or greater than the amount described in (a) above will be cancelled without any payment.

With respect to any shares of restricted stock or RSUs that remain outstanding at the effective time, each outstanding share of restricted stock or RSU under the BOID Stock Plans will automatically vest, RSUs will be settled in stock, and each resulting BOID common share will have the right to receive the per share stock consideration and cash in lieu of fractional shares of BOID common shares.

Fractional Shares

No fractional shares of Glacier common stock will be issued to any holder of BOID common shares in the merger. For each fractional share that would otherwise be issued, Glacier will pay cash in an amount equal to the fraction multiplied by the Glacier average closing price calculated as provided in the merger agreement. No interest will be paid or accrued on cash payable in lieu of fractional shares of Glacier common stock.

Effective Date of the Merger

Subject to the satisfaction or waiver of conditions to the obligations of the parties to complete the merger as set forth in the merger agreement, the effective date of the merger will be the date the merger becomes effective under the Montana Business Corporation Act (the “MBCA”) and the Idaho Business Corporation Act (the “IBCA”). Subject to the foregoing and the possible adjustment of the closing date as discussed under “—Closing Date” below, it is currently anticipated that the merger will be consummated during the second quarter of 2025.

Letter of Transmittal

Within five business days following the effective date of the merger, Glacier’s exchange agent will send a letter of transmittal to each holder of record of BOID common shares. This mailing will contain instructions on how to provide evidence of ownership in exchange for the merger consideration that the holder is entitled to receive under the merger agreement.

With the exception of any proposed dissenting shares, each BOID share certificate or uncertificated share will, from and after the effective date of the merger, be deemed to represent and evidence only the right to receive the merger consideration payable with respect to such certificate or uncertificated share. BOID shareholders must provide properly completed and executed letters of transmittal in order to effect the exchange of their BOID common shares for (i) evidence of issuance in book entry form representing Glacier common stock, and (ii) a check representing the amount of cash in lieu of fractional shares, if any.

Lost, Stolen or Destroyed Certificates

If a certificate for BOID common shares has been lost, stolen or destroyed, the exchange agent will be authorized to issue or pay the holder’s merger consideration (and cash in lieu of fractional shares, if any), if the holder provides Glacier with (i) satisfactory evidence that the holder owns the BOID common shares and that the certificate is lost, stolen or destroyed, (ii) any affidavit or security Glacier may require (including any bond that may be required by the exchange agent in accordance with its policies), and (iii) any reasonable additional assurances that Glacier or Glacier’s exchange agent may require.

Voting Agreements

BOID’s directors and executive officers (in their individual capacities as BOID shareholders) and certain significant shareholders (each, a “Shareholder”) have entered into a Voting Agreement and Irrevocable Proxy with Glacier, Glacier Bank, BOID, and the Bank, dated January 13, 2025 (the “Voting Agreement”). Under the Voting Agreement, each Shareholder agrees, among other things, to vote all shares of BOID common stock that he or she owns or controls in favor of approval of the merger agreement. The Voting Agreement also prohibits each Shareholder from selling, transferring, encumbering, or granting a proxy in respect of their shares prior to the termination of the Voting Agreement, subject to certain exceptions. As of the record date, the Shareholders under the Voting Agreement are collectively entitled to vote a total of 1,631,288 BOID common shares, representing approximately 46.3% of all outstanding BOID common shares entitled to vote at the special meeting. The Voting Agreement also provides that each Shareholder will vote their shares in favor of any proposal to adjourn the special meeting if there are not sufficient votes to approve the merger agreement. Any such vote to adjourn, if necessary, would occur at the special meeting.

Appraisal Rights

Under the Idaho Statutes, BOID shareholders (including holders of BOID non-voting Class B shares) have the right to dissent from the merger and to receive payment in cash for the “fair value” of their shares of BOID common stock.

BOID shareholders electing to exercise appraisal rights must comply with the provisions of applicable Idaho laws in order to perfect their rights. The following is intended only as a brief summary of the material provisions of the procedures that a BOID shareholder must follow in order to dissent from the merger and perfect appraisal rights. This summary, however, is not a complete statement of all applicable requirements and is qualified in its entirety by reference to the Idaho appraisal rights laws, the full text of which is set forth in Appendix B to this document.

A shareholder who wishes to exercise appraisal rights must:

•	deliver to BOID before the special meeting written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the merger is completed, and

•	not vote in favor of approval of the merger agreement.

A shareholder wishing to deliver a notice asserting appraisal rights should hand deliver or mail the notice to the following address:

Bank of Idaho Holding Co.

350 Memorial Drive

Suite 200

Idaho Falls, Idaho 83402

ATTN: Shanon Taylor, Corporate Secretary

A shareholder who wishes to exercise appraisal rights generally must dissent with respect to all of the shares the shareholder owns or over which the shareholder has the power to direct the vote. However, if a record shareholder is a nominee for several beneficial shareholders, some of whom wish to dissent and some of whom do not, then the record holder may dissent with respect to all the shares beneficially owned by any one person by notifying BOID in writing of the name and address of each person on whose behalf the record owner asserts appraisal rights. A beneficial shareholder may assert appraisal rights directly by submitting to BOID the record shareholder’s written consent and by dissenting with respect to all the shares of which the shareholder is the beneficial shareholder or over which the shareholder has the power to direct the vote.

A shareholder who does not, prior to the special shareholders’ meeting, deliver to BOID a written notice of the shareholder’s intent to demand payment for the shares will lose the right to exercise appraisal rights. In addition, any shareholder electing to exercise appraisal rights must either vote against the merger or abstain from voting.

If the merger is completed, Glacier (as the surviving corporation) will, within 10 days after the effective date of the merger, deliver a written notice to all BOID shareholders who properly gave notice of their intent to exercise appraisal rights. The notice will, among other things:

•	include a form that:

•	specifies the first date in which the announcement of the principal terms of the merger was made to shareholders before the merger became effective;

•

requires the shareholder asserting appraisal rights to certify whether or not beneficial ownership of those shares for which appraisal rights were asserted was acquired before the date of such announcement; and

•	requires the shareholder asserting appraisal rights to certify that such shareholder did not vote for or consent to the transaction as to the shares for which appraisal is sought;

•	state where the payment demand and form must be sent and where and when certificates for certificated shares must be deposited;

•

set a date by which Glacier must receive the payment demand and form, which date must be at least 40 but not more than 60 days after the date the notice is sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by Glacier by such date;

•	state Glacier’s estimate of the “fair value” for the shares and include specified financial and other information related to the estimate;

•

state that, if requested in writing, Glacier will provide the shareholder within 10 days after the date Glacier sets for receipt of the payment demand and form, the number of shareholders who return the forms by the specified date and the total number of shares owned by them;

•	state the date, which must be within 20 days after the date Glacier sets for receipt of the payment demand and form, by which a shareholder must withdraw from the appraisal process; and

•	be accompanied by a copy of the appraisal rights provisions of Sections 30-29-1301 through 30-29-1340 of the Idaho Statutes.

A shareholder who sent a notice as described above must demand payment, complete and return the certification form, and deposit the shareholder’s certificates in accordance with the terms of the notice. A shareholder who demands payment and deposits the shareholder’s certificates loses all other rights of a shareholder unless the shareholder withdraws by the date set forth above.

A shareholder who does not demand payment by returning the signed form, fails to certify beneficial ownership on the form, or does not deposit the shareholder’s certificates if required, each by the date set forth in the notice, is not entitled to payment for such shareholder’s shares.

The Idaho Statutes provide that Glacier (as the surviving corporation) must pay any dissenter who has complied with the requirements summarized above the “fair value” of the shareholder’s shares plus interest from the effective date of the merger within 30 days after the date Glacier sets for receipt of such form. With respect to a dissenter who did not beneficially own shares of BOID prior to the public announcement of the merger or certify that the shareholder beneficially owned such shares, Glacier is not required to make the payment until the dissenter has agreed to accept the payment in full satisfaction of the dissenter’s demands. “Fair value” means the value of the shares immediately before the effective date of the merger, using customary and current valuation concepts and techniques generally employed for similar businesses under similar circumstances and without any discount for lack of marketability or minority status. Investment banker opinions as to the fairness, from a financial point of view, of the consideration payable in a transaction such as the merger are not opinions as to, and do not address, “fair value” under the Idaho Statutes.

Glacier’s payment to a dissenting shareholder will be accompanied by BOID’s financial statements, including a balance sheet, income statement, and cash flow as of the end of the most recent fiscal year, as well as interim financial statements (if any); a statement of Glacier’s estimate of the fair value of the shares; and a statement that shareholders who complied with the notice requirements (including returning the signed form to Glacier) have the right to demand further payment if such shareholder is dissatisfied with the payment, and if a shareholder does not demand further payment within 30 days of receiving payment, the shareholder will be deemed to have accepted the payment amount in full satisfaction of Glacier’s obligations.

Within 30 days of Glacier’s payment (or offer of payment in the case of shares acquired after public announcement of the merger) to a dissenting shareholder, a dissenter dissatisfied with Glacier’s estimate of the fair value may notify Glacier of the dissenter’s own estimate of the fair value and demand payment of that amount. If Glacier does not accept the dissenter’s estimate and the parties do not otherwise settle on a fair value, then Glacier must, within 60 days of receiving the estimate and demand, petition a court to determine fair value.

No BOID shareholder who has validly exercised its appraisal rights pursuant to Chapter 30-29-1300 of the Idaho Statutes with respect to its BOID common shares will be entitled to receive any portion of the merger consideration with respect to the dissenting shares owned by such dissenting BOID shareholder unless and until such dissenting BOID shareholder fails to perfect or otherwise waives, withdraws or loses its appraisal rights under the Idaho Statutes. Each dissenting BOID shareholder will be entitled to receive only the payment resulting from the procedures set forth in 30-29-1300 of the Idaho Statutes with respect to the dissenting shares owned by such dissenting BOID shareholder.

In view of the complexity of the Idaho statutes governing appraisal rights, BOID shareholders who wish to dissent from the merger and pursue appraisal rights should consult their legal advisors.

The failure of a BOID shareholder to comply strictly with the Idaho statutory requirements will result in a loss of appraisal rights. A copy of the relevant statutory provisions is attached as Appendix B. You should refer to Appendix B for a complete statement concerning appraisal rights and the foregoing summary of such rights is qualified in its entirety by reference to Appendix B.

Conditions to the Merger

Completion of the merger is subject to various conditions. No assurance can be provided as to whether these conditions will be satisfied or waived by the appropriate party. Accordingly, there can be no assurance that the merger will be completed.

Certain customary conditions must be satisfied, or specified events must occur, before the parties will be obligated to complete the merger. Each party’s obligations under the merger agreement are conditioned on satisfaction by the other party of conditions applicable to them.

Additionally, either Glacier or BOID may terminate the merger if certain conditions applicable to the other party are not satisfied or waived. Those conditions are discussed below under “The Merger –Termination of the Merger Agreement.”

Either Glacier or BOID may waive any conditions applicable to its obligations, except those that are required by law (such as receipt of regulatory approvals and BOID shareholder approval). Either Glacier or BOID may also grant extended time to the other party to complete an obligation or condition.

Covenants

The merger agreement contains numerous agreements between the parties regarding the handling of various matters before the merger. These agreements include:

•

for BOID, a general obligation to conduct business in the ordinary course, consistent with past practice in compliance with applicable laws and to generally maintain and preserve intact its properties, business, management and compensation structure;

•

actions that BOID must refrain from taking, and certain actions that BOID must take, during the period between the date of the merger agreement and the closing with regard to a number of matters outside the ordinary course of business;

•	agreements by both parties to cooperate in the preparation and submission of proxy materials, regulatory applications and for Glacier to make certain filings and notices;

•

agreement by BOID to convene a shareholders’ meeting and submit the merger agreement for consideration at such meeting and, subject to certain limitations (described below under “No-Shop”/Board Recommendation Provisions), solicit approval of the merger agreement from its shareholders and recommend that shareholders approve the merger agreement;

•

agreements by the parties that they will provide notice to each other of certain events, including notice by either party of the occurrence of any event that could be expected to have a material adverse effect;

•

agreements by the parties to use commercially reasonably efforts to permit the consummation of the merger to occur as soon as reasonably practicable, subject to other terms and conditions of the merger agreement;

•	agreement by BOID to take certain actions with respect to the sale and disposition of the assets associated with its trust and wealth management business; and

•	agreement by BOID to coordinate with Glacier to effect Glacier’s assumption of BOID’s outstanding subordinated debt upon closing.

“No-Shop”/Board Recommendation Provisions

The merger agreement provides that, as of the signing of the merger agreement, BOID and the Bank must cease any existing activities, discussions or negotiations with any parties with respect to a third-party acquisition proposal and, except as otherwise permitted under the merger agreement, BOID and the Bank may not, and must direct and use their best efforts to cause their directors, officers, employees, agents and representatives not to:

•	initiate, solicit or encourage or take any other action to facilitate inquiries or proposals regarding, or the making of any proposal or offer with respect to, a third-party acquisition;

•	engage in any negotiations or discussions with any person concerning a third-party acquisition;

•	provide any confidential information to any person in connection with any third-party acquisition; or

•	otherwise facilitate any effort or attempt to make or implement a third-party acquisition.

Notwithstanding the immediately preceding provision, before BOID’s shareholders approve the merger, if BOID receives a written unsolicited acquisition proposal and the BOID Board determines in good faith and after consultation with independent legal counsel that (a) the proposal constitutes or is reasonably expected to result in a superior proposal and (b) the board’s fiduciary duties require BOID to engage in negotiations with, provide confidential information to, or have any discussions with, a person in connection with such proposal, then BOID may do so to the extent the board determines that failure to take such actions would result in a breach of the directors’ fiduciary duties under applicable law. In such event, prior to providing any confidential information, BOID must enter into a confidentiality agreement with the person on terms at least as favorable to BOID as its confidentiality agreement with Glacier. BOID must notify Glacier of any unsolicited acquisition proposal it receives.

The merger agreement provides that the BOID Board will recommend approval of the merger agreement to BOID’s shareholders, and will not withdraw, modify or qualify its recommendation, unless BOID receives a superior proposal and the BOID Board determines, in good faith and after consultation with its legal counsel, that it would be inconsistent with its fiduciary duties not to withdraw, modify or qualify its recommendation.

Representations and Warranties

BOID and Glacier have made certain customary representations and warranties to each other in the merger agreement relating to their businesses. The representations and warranties contained in the merger agreement were made only for purposes of such agreement and are made as of specific dates, were solely for the benefit of the parties to such agreement, and may be subject to limitations agreed to by the parties, including being qualified by knowledge, materiality or disclosures between the parties. These representations and warranties may have been made to allocate risk between the parties to the merger agreement instead of establishing these matters as facts, and are likely to be subject to standards of materiality that differ from the standard of materiality that an investor may apply when reviewing statements of factual information.

Amendment of the Merger Agreement

The merger agreement may be amended upon authorization of the boards of directors of the parties, whether before or after the special meeting of the shareholders of BOID. To the extent permitted under applicable law, the parties may make any amendment or supplement without further approval of BOID shareholders. However, after BOID shareholder approval, any amendment that would change the form or reduce the amount of consideration that BOID shareholders will receive in the merger would require further approval from BOID shareholders.

Termination of the Merger Agreement

The merger agreement contains several provisions entitling either Glacier or BOID to terminate the merger agreement under certain circumstances. The following briefly describes these provisions:

Lapse of Time. If the merger has not been consummated on or before October 31, 2025, then at any time after that date, either Glacier or BOID may terminate the merger agreement and the merger if the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination; provided, however, if as of October 31, 2025, all required regulatory approvals have not been obtained, then the deadline for consummation of the merger will be extended to on or before January 31, 2026, if either Glacier or BOID notifies the other party in writing on or prior to October 31, 2025, of its election to extend such date.

Glacier Average Closing Price Less than $35.74. BOID may provide written notice to Glacier of its intent to terminate the merger agreement because the Glacier average closing price (as defined in the merger agreement) is less than $35.74. If BOID has provided notice of its intent to terminate the merger agreement because the Glacier average closing price is less than $35.74, Glacier may elect, within three business days of its receipt of such notice, to increase the number of Glacier shares to be issued in the merger (or, in its discretion, Glacier may elect to include a fixed amount of cash per share, or a combination thereof), calculated in the manner described above under “—Merger Consideration.”

If Glacier makes such election, no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except as the consideration has been adjusted.

Glacier Average Closing Price Greater than $53.60. By specific action of its board of directors, Glacier may terminate the merger agreement if the Glacier average closing price is greater than $53.60. If Glacier provides written notice of its intent to terminate the merger agreement because the Glacier average closing price is greater than $53.60, BOID may elect, within three business days of its receipt of such notice, to accept a decrease in the total number of Glacier shares, calculated in the manner described above under “—Merger Consideration.”

If BOID makes the election to accept such decrease in the number of Glacier shares to be issued, no termination of the merger agreement will occur, and the merger agreement will remain in effect in accordance with its terms, except that the total number of Glacier shares to be issued in the merger would decrease. As a result, the amount of Glacier common stock exchanged for each BOID common share would decrease. In prior merger transactions with similar adjustment rights, Glacier has exercised its right to terminate the merger agreement, and the seller in such prior merger transactions elected to accept a decrease in the number of Glacier shares issued in the merger.

Mutual Consent. The parties may terminate the merger agreement at any time before closing, whether before or after approval by BOID shareholders, by mutual consent if the board of directors of each party agrees to terminate by a majority vote of all of its members.

No Regulatory Approvals. Either party may terminate the merger agreement if the regulatory approvals required to be obtained are denied, or if any such approval is subject to a condition or requirement not normally imposed in such transactions that would deprive Glacier of the economic or business benefits of the merger in a manner that is material relative to the aggregate economic business benefits of the merger to Glacier, subject to certain rights granted in the merger agreement to appeal any denial of such regulatory approval.

Breach of Representation or Covenant. Either party may terminate the merger agreement (so long as the terminating party is not then in material breach of any of its representations, warranties, covenants or agreements in the merger agreement in a manner that would entitle the other party not to consummate the merger) if there has been a breach of any of the covenants or obligations set forth in the merger agreement by the other party, which is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the closing of the merger, subject to certain conditions.

Failure to Recommend or Obtain Shareholder Approval. Glacier may terminate the merger agreement if the BOID Board (i) fails to recommend to its shareholders approval of the merger, or (ii) modifies, withdraws or changes in a manner adverse to Glacier its recommendation to shareholders to approve the merger. Additionally, regardless of whether or not the BOID Board recommends approval of the merger to its shareholders, Glacier or BOID may terminate the merger agreement if BOID shareholders do not approve the merger.

Dissenting Shares. Glacier may terminate the merger agreement if holders of 10% or more of the outstanding BOID shares have properly given notice of their intent to assert appraisal rights under Idaho law.

Superior Proposal – Termination by BOID. BOID may terminate the merger agreement if the BOID Board determines in good faith that BOID has received a “Superior Proposal” (as defined in the merger agreement). This right is subject to the requirement that BOID may terminate the merger agreement only if BOID (i) has not materially breached its covenants regarding the initiation or solicitation of acquisition proposals from third parties and submission of the merger agreement to BOID shareholders; (ii) promptly following the delivery of such notice of termination to Glacier, BOID enters into a definitive acquisition agreement relating to such Superior Proposal, (iii) BOID has provided Glacier with at least ten days’ prior written notice (the “Notice Period”) that the BOID Board is prepared to accept a Superior Proposal and has given Glacier, if it so elects, an opportunity to amend the terms of the merger agreement during the Notice Period (and negotiated with Glacier in good faith with respect to such terms during the Notice Period) in such a manner as would enable the BOID Board to proceed with the merger without violating their fiduciary duties and (iv) simultaneously upon entering into such definitive acquisition agreement relating to the Superior Proposal, it delivers to Glacier the break-up fee described below.

Superior Proposal – Termination by Glacier. Glacier may terminate the merger agreement if an “Acquisition Event” (as defined in the merger agreement) has occurred.

Break-Up Fee

If the merger agreement is terminated because (i) the BOID Board fails to recommend shareholder approval of the merger agreement or modifies, or withdraws or changes its recommendation in a manner adverse to Glacier; or (ii) BOID terminates the merger agreement after receiving a Superior Proposal and Glacier declines the opportunity to amend the terms of the merger agreement to enable the BOID Board to proceed with the merger; or (iii) Glacier terminates the merger agreement if an Acquisition Event has occurred, then BOID will immediately pay Glacier a break-up fee of $8,000,000.

In addition, if the merger agreement is terminated (i) by Glacier for BOID’s breach of specified covenants set forth in the merger agreement or (ii) by Glacier due to the merger agreement not being approved by the BOID shareholders, and within 18 months after any such termination, BOID or the Bank enters into an agreement for, or publicly announces its intention to engage in, an Acquisition Event, or an Acquisition Event occurs, then

BOID will promptly following such entry, announcement, or occurrence pay Glacier the break-up fee of $8,000,000.

Allocation of Costs Upon Termination

If the merger agreement is terminated (except under circumstances that would require the payment of a break-up fee) Glacier and BOID will each pay their own out-of-pocket expenses incurred in connection with the transaction.

Conduct Pending the Merger

The merger agreement provides that, until the merger is effective, the parties will conduct their respective business only in the ordinary and usual course. In that regard, the merger agreement provides that, unless the other party otherwise consents in writing, and except as required by applicable regulatory authorities, the parties will refrain from engaging in specified significant activities.

Bank Management and Operations After the Merger

Immediately following the merger of BOID with and into Glacier, the Bank will be merged with and into Glacier Bank. The former branches of the Bank will be integrated with Glacier Bank’s existing divisions operating in Idaho and Washington.

Employees and Employee Benefit Plans

The merger agreement provides that Glacier’s and Glacier Bank’s current personnel policies will apply to any employees of BOID or the Bank who remain employed following the closing of the merger. Such employees will be eligible to participate in all of the benefit plans of Glacier and/or Glacier Bank that are generally available to similarly situated employees of Glacier and/or Glacier Bank.

Current employees’ prior service with BOID and/or the Bank, as applicable, will constitute prior service with Glacier or Glacier Bank for all purposes with respect to employee benefit plans. Any current employees of BOID or the Bank who are not entitled to severance, change in control, or other payments at or in connection with the closing of the merger and are not offered a position by Glacier or retained by Glacier Bank for at least one year following the closing of the merger will receive severance payments in accordance with Glacier Bank’s severance policy in effect at the closing of the merger based on the number of such employee’s years of prior service with BOID and the Bank, as applicable, at the expense of Glacier.

Certain benefit and compensation plans, including the Bank of Idaho Holding Company Employee Stock Ownership Plan (the “ESOP”) and the Bank of Idaho 401(k) Plan (the “401(k)”), will be terminated in connection with the merger. Prior to the closing of the merger, BOID will adopt amendments to the ESOP and the 401(k) that provide that, contingent upon the closing of the merger: (a) the ESOP and 401(k) shall be terminated effective as of the day before the closing of the merger, (b) immediately prior to such termination, the ESOP and 401(k) shall be in compliance in all material respects with all applicable laws, (c) no new participants shall be admitted to the ESOP or 401(k) after the termination, (d) to the extent they are not already vested, the accounts of participants in the ESOP and 401(k) shall fully vest and be 100 percent non-forfeitable, and (e) the ESOP and 401(k) shall permit the entire balance of a participant’s account to be distributable following receipt of a determination by the Internal Revenue Service that termination of the ESOP or 401(k) does not adversely affect the ESOP’s or 401(k)’s tax-qualified status.

Interests of BOID Directors and Executive Officers in the Merger

Certain members of the BOID Board and the Bank’s Board of Directors and BOID’s and the Bank’s executive management may be deemed to have interests in the merger, in addition to their interests as shareholders of BOID generally. The BOID Board was aware of these interests and considered them, among other things, in approving the merger agreement.

Change in Control Payments Under Existing Agreement with BOID

BOID and the Bank previously entered into employment agreements or change in control agreements with certain executive officers of BOID and the Bank that provide for benefits and compensation payable in the event of a termination of employment following a change in control of BOID or the Bank, including: (1) an employment agreement with Jeff Newgard, President and Chief Executive Officer of BOID and the Bank, dated August 13, 2024 (the “Newgard Agreement”); and (2) an employment agreement with Brian Kouhdari, Executive Vice President, Chief Financial Officer and Cashier of BOID and the Bank, dated August 13, 2024 (the “Kouhdari Agreement”).

The Newgard Agreement. The Newgard Agreement contains change in control provisions under which, and subject to certain time periods and conditions precedent, Mr. Newgard would be entitled to receive a lump-sum severance payment in an amount equal to the sum of 30 months of his then-base salary, his then-earned incentive compensation, 2.5 times the highest average annual incentive received over the previous five years and payment of 18 months’ COBRA premiums. Mr. Newgard would be entitled to receive this payment if his employment is terminated without “Cause” or for “Good Reason” (each as defined in the Newgard Agreement) within six months after a change in control. Additionally, if Mr. Newgard’s employment is terminated without Cause or for Good Reason within 24 months after a change in control or if he is offered a position other than Chief Executive Officer of the Bank and President of BOID, he would be entitled to receive a lump-sum severance payment in an amount equal to 30 months of his then-base salary plus his then-earned incentive compensation, and continued insurance coverage for Mr. Newgard and his dependents for 18 months (or alternatively, a lump-sum payment in an amount equal to the total premiums required to maintain such coverage). In general, a change in control under the Newgard Agreement means: (1) the consummation of a merger or consolidation of the Bank and/or BOID with or into another entity, any corporate reorganization if the beneficial ownership of the resulting organization changes by more than 50%, or other reorganization in which Mr. Newgard does not retain his position as Chief Executive Officer of the Bank and President of BOID; (2) a change in the composition of the board of directors of the Bank in which the “Incumbent Board” (as such term is defined in the Newgard Agreement) ceases for any reason to constitute at least a majority of the board of directors of the Bank; or (3) the sale or other disposition of all or substantially all of the assets of BOID or the Bank. The merger as currently proposed would constitute a change in control under the Newgard Agreement.

The Kouhdari Agreement. The Kouhdari Agreement contains change in control provisions under which, and subject to certain time periods and conditions precedent, Mr. Kouhdari would be entitled to receive a lump-sum severance payment in an amount equal to the sum of 18 months of his then-base salary, his then-earned incentive compensation, 1.5 times the highest average annual incentive received over the previous five years and payment of 18 months’ COBRA premiums. Mr. Kouhdari would be entitled to receive this payment if his employment is terminated without Cause or for Good Reason “Cause” or for “Good Reason” (each as defined in the Kouhdari Agreement) within six months after a change in control. Additionally, if Mr. Kouhdari’s employment is terminated without Cause or for Good Reason, within 24 months after a change in control or if he is offered a position other than Chief Financial Officer of the Bank and Cashier of BOID, he would be entitled to receive a lump-sum severance payment in the amount equal to 18 months of his then-base salary plus his then-earned incentive compensation, and continued insurance coverage for Mr. Kouhdari and his dependents for 18 months (or alternatively, a lump-sum payment in an amount equal to the total cost of insurance premiums required to maintain such coverage). In general, a change in control under the Kouhdari Agreement means: (1) the consummation of a merger or consolidation of the Bank and/or BOID with or into another entity, any corporate reorganization if the beneficial ownership of the resulting organization changes by more than 50%, or other reorganization in which Mr. Kouhdari does not retain his position as Chief Financial Officer of the Bank and Cashier of BOID; (2) a change in the composition of the board of directors of the Bank in which the “Incumbent Board” (as such term is defined in the Kouhdari Agreement) ceases for any reason to constitute at least a majority of the board of directors of the Bank; or (3) the sale or other disposition of all or substantially all of the assets of BOID or the Bank. The merger as currently proposed would constitute a change in control under the Kouhdari Agreement.

The Newgard Agreement and the Kouhdari Agreement are being superseded in their entirety by the Closing Payment Agreements described below and no amounts are expected to be paid in respect of the Newgard Agreement or the Kouhdari Agreement.

Closing Payment Agreements

BOID and the Bank have entered into closing payment agreements with each of Messrs. Newgard and Kouhdari which are conditioned upon the closing of the merger (the “Closing Payment Agreements”). The Closing Payment Agreements provide that if each of Messrs. Newgard and Kouhdari remain employed with BOID and the Bank through the closing date of the merger, each will receive a lump-sum cash payment, less applicable tax withholdings, as follows: (1) Mr. Newgard, $1,474,235; and (2) Mr. Kouhdari, $636,152. The Closing Payment Agreements provide, however, that, if such amount, together with any other payments or rights that the executive officer may be entitled to receive, would constitute an “excess parachute payment” under applicable provisions of the Internal Revenue Code, the payment pursuant to the Closing Payment Agreements will be reduced to the extent necessary to ensure that no portion of such payment will be subject to the excise tax imposed on excess parachute payments. Amounts received pursuant to the Closing Payment Agreements are in lieu of any amounts to which Messrs. Newgard and Kouhdari were entitled under the Newgard Agreement and the Kouhdari Agreement, respectively.

Transitional Employment Agreements with Glacier Bank

Glacier Bank has entered into transitional employment agreements with Messrs. Newgard and Kouhdari (the “Transitional Employment Agreements”). The Transitional Employment Agreements are effective on (and conditioned upon) the closing of the merger. Each Transitional Employment Agreement provides for the executive to serve as an employee of Glacier Bank following the closing of the merger until 60 days after the Bank’s core system conversion (the final day of such period, the “Retention Date”). During such period, the executive will be paid for continuing services based on his annualized base salary as provided in the applicable Transitional Employment Agreement. Under each Transitional Employment Agreement, effective on the Retention Date, unless the parties otherwise agree, the executive’s position will be eliminated.

The Transitional Employment Agreements provide that (1) Mr. Newgard will be entitled to receive lump-sum cash payments of (i) $250,000, payable following the Bank’s core system conversion; and (ii) $200,000, payable after the Retention Date, in each case provided that Mr. Newgard has remained continuously employed through such date, as well as a prorated bonus of up to 20% of his base salary payable in accordance with Glacier’s existing short term incentive plan; and (2) Mr. Kouhdari is eligible to receive a prorated discretionary bonus of up to 40% of his base salary.

For each of Messrs. Newgard and Kouhdari, if Glacier Bank terminates the executive’s employment during the “Term” without “Cause” or the executive terminates his employment during the Term for “Good Reason” (as such terms are defined in the applicable Transitional Employment Agreement), the executive’s right to receive the payments described above (excluding the right to receive any discretionary bonus) will remain in effect.

ESOP and 401(k) Plan Accelerated Vesting

Executive officers of BOID and the Bank are participants in the ESOP and/or the 401(k) Plan. The ESOP and the 401(k) Plan are being terminated in conjunction with the closing of the merger and, as a result, the accounts of participants in the ESOP and the 401(k) Plan, to the extent they are not already vested, shall fully vest and be 100 percent non-forfeitable, and the ESOP and the 401(k) Plan shall permit the entire balance of a participant’s account to be distributable following receipt of a determination by the Internal Revenue Service that termination of the ESOP and the 401(k) Plan does not adversely affect the ESOP’s or the 401(k) Plan’s tax-qualified status.

Prorated Portion of Target Annual Cash Incentive

Messrs. Newgard and Kouhdari and certain other members of BOID’s and the Bank’s executive management participate in the Bank’s annual cash incentive plan (the “Annual Plan”). In connection with the closing of the Merger, each of these individuals will receive a prorated portion of the bonus he or she would have been entitled to receive under the Annual Plan based on BOID’s projected performance through the remainder of the year. For example, if the merger closed on June 30, 2025 and an executive would have been entitled to a bonus equal to 40% of his salary as of December 31, 2025, the executive would receive a bonus equal to 20% of his salary in connection with closing.

Accelerated Vesting of Restricted Stock, RSUs, Options and SARs, as applicable

The directors and certain executive officers of BOID have previously received BOID restricted stock, RSUs, Options and/or SARs that vest over time. All outstanding BOID Options and SARs that remain unexercised will be automatically canceled at the effective time of the merger and, regardless of whether the BOID Options or SARs had become vested and exercisable before the effective time of the merger, the holders of the outstanding BOID Options and SARs will be paid in cash an amount per share equal to the spread, if any, between (a) the product of the Glacier average closing price (as defined in the merger agreement) multiplied by the per share stock consideration and (b) the exercise price per share of such BOID Option or SAR, net of any cash that must be withheld under applicable tax laws. Any BOID Option or SAR that has an exercise price per share that is equal to or greater than the amount described in (a) above will be cancelled without any payment. Immediately prior to the closing of the merger, each outstanding share of restricted stock or RSU will vest, the RSUs will be settled in BOID common shares, and each resulting BOID common share will be entitled to receive the per share stock consideration and cash in lieu of fractional shares.

Stock Ownership

As described below under “Information Concerning Bank of Idaho Holding Co.—Share Ownership of Principal Shareholders, Management and Directors of BOID” and “The Merger —Merger Consideration”, as of the record date, BOID directors, executive officers and their related entities beneficially owned 855,572 BOID common shares. BOID directors and executive officers will receive the same consideration in the merger for their shares as will other BOID shareholders.

Indemnification of Directors and Officers; Insurance

The merger agreement provides that Glacier will, for a period of six years following the closing of the merger, indemnify the present and former directors and officers of BOID and the Bank against liabilities or costs that may arise in the future, incurred in connection with claims or actions arising out of or pertaining to matters that existed or occurred prior to the effective date of the merger. The scope of this indemnification will be to the fullest extent that such persons would have been entitled to indemnification under applicable law, BOID’s Articles of Incorporation or the Bank’s Articles of Incorporation or BOID’s bylaws or the Bank’s bylaws, as applicable.

The merger agreement also provides that Glacier will purchase, at the sole cost and expense of BOID and with BOID’s cooperation, a six-year “tail” policy for BOID’s current directors’ and officers’ liability insurance with respect to claims arising from facts or events that occurred before the effective date of the merger, provided that the premiums for such policy shall not exceed 200 percent of the current annualized premiums.

Interests of Directors Combined

In conjunction with the merger agreement, members of the BOID Board executed voting agreements to vote their respective share holdings in support of the merger and also executed non-competition, non-solicitation, and confidentiality agreements as described below. As of the closing date of the merger, members of the BOID Board and the board of directors of the Bank will resign from those boards.

Glacier Directors and Executive Officers

Each of the directors and executive officers of Glacier prior to the merger will remain the directors and officers of Glacier following the completion of the merger.

Additional Agreements

Voting Agreements

As described above under “—Voting Agreements,” each of the directors, executive officers and certain significant shareholders of BOID have entered into a voting agreement, dated as of January 13, 2025. Pursuant to the voting agreement, each signing person agrees to vote the BOID common shares that they are entitled to vote and that they own or control in favor of approval of the merger agreement.

Non-Competition, Non-Solicitation, and Confidentiality Agreement

The directors of BOID and the Bank (each, a “Director”) have entered into a Non-Competition, Non-Solicitation, and Confidentiality Agreement with Glacier, Glacier Bank, BOID, and the Bank, dated January 13, 2025 (the “Non-Competition Agreement”). The Non-Competition Agreement establishes certain obligations of each Director not to compete with Glacier or Glacier Bank for a specified amount of time following the merger. Except under certain limited circumstances, the Non-Competition Agreement prohibits each Director from becoming involved in any depository, financial, or lending institution, wealth management company, or trust company, or any holding thereof, which operates within a certain geographic area. The Non-Competition Agreement also generally prohibits each Director from soliciting Glacier’s or Glacier Bank’s employees, customers, business partners, or joint venturers. For each Director, the term of the Non-Competition Agreement commences upon the effective date of the merger and continues until the later to occur of (i) two (2) years after the effective date of the merger, or (ii) if applicable, one (1) year after the termination of any service by such Director as a post-merger member of an advisory board for a division of Glacier Bank. A carve-out from certain provisions of the Non-Competition Agreement has been made for two Directors of the Bank due to special circumstances relating to their respective roles as representatives of institutional shareholders of BOID that are active investors in other banks. Nothing in the Non-Competition Agreement prevents a Director from becoming involved with a financial institution that has no material operations in the covered geographic area, and it further provides that a Director may request in advance and in writing that Glacier waive the restrictions set forth in the Non-Competition Agreement with respect to a particular proposed activity with a competing business.

Regulatory Requirements

Closing of the merger is subject to approval or waiver by the appropriate banking regulatory authorities, including the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve System, the Commissioner of the Montana Division of Banking and Financial Institutions, and the Idaho Department of Finance. The U.S. Department of Justice is able to provide input during this approval process as appropriate to analyze, and in some cases challenge, the merger on antitrust grounds. Glacier and BOID have filed or will file all required applications and waiver requests to obtain the regulatory approvals and waivers or non-objections necessary to consummate the merger. Glacier and BOID cannot predict whether the required regulatory approvals and waivers or non-objections will be obtained, when they will be received or whether they will be subject to any conditions.

Material U.S. Federal Income Tax Consequences of the Merger to BOID Shareholders

This section generally describes the anticipated material U.S. federal income tax consequences of the merger of BOID with and into Glacier, to U.S. holders (as defined below) of BOID common shares who exchange BOID common shares for shares of Glacier common stock pursuant to the merger. The summary is based on the Internal Revenue Code, applicable Treasury Regulations, judicial decisions and administrative rulings and decisions, all as in effect as of the date hereof, and all of which are subject to change, possibly with retroactive effect. The summary does not address any tax consequences of the merger under state, local or foreign laws, or any federal laws other than those pertaining to income tax.

For purposes of this discussion, a “U.S. holder” is a beneficial owner of BOID common shares who for U.S. federal income tax purposes is:

•	an individual citizen or resident of the United States;

•

a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or any state thereof or the District of Columbia;

•

a trust that (1) is subject to (A) the primary supervision of a court within the United States and (B) the control of all of its substantial decisions by one or more U.S. persons or (2) has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person for U.S. federal income tax purposes; or

•	an estate that is subject to U.S. federal income tax on its income regardless of its source.

If a partnership (including for this purpose any entity treated as a partnership for U.S. federal income tax purposes) holds BOID common shares, the tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. If you are a partnership holding BOID common shares, or a partner therein, you should consult your tax advisor about the consequences of the merger to you.

This discussion addresses only those BOID shareholders that hold their BOID common shares as a capital asset within the meaning of Section 1221 of the Internal Revenue Code (generally, property held for investment), and does not address all the U.S. federal income tax consequences that may be relevant to particular BOID shareholders in light of their individual circumstances or to BOID shareholders that are subject to special rules, including, without limitation:

•	banks and other financial institutions;

•	S corporations, grantor trusts, pass-through entities or investors in any of the foregoing;

•	insurance companies;

•	tax-exempt entities or organizations;

•	dealers or brokers in securities, commodities, or currencies;

•	traders in securities that elect to use a mark to market method of accounting;

•	persons who exercise appraisal rights;

•	persons who hold BOID common shares as part of a straddle, hedge, constructive sale or conversion or other integrated transaction;

•	certain expatriates or former citizens or residents of the United States;

•	persons that have a functional currency other than the United States dollar;

•	retirement plans, individual retirement accounts, or other tax deferred accounts;

•	regulated investment companies;

•	real estate investment trusts;

•	persons other than U.S. holders; and

•	shareholders who acquired their BOID common shares through the exercise of an employee stock option or otherwise as compensation or through a tax-qualified retirement plan.

In addition, the discussion does not address any alternative minimum tax or any state, local or non-U.S. tax consequences of the merger, nor does it address the 3.8% U.S. Medicare contribution surtax.

It is a condition to the respective obligations of Glacier and BOID to complete the merger that each party will have obtained from its counsel an opinion to the effect that the merger will for U.S. federal income tax purposes qualify as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code. The opinions will assume that the merger will be completed according to the terms of the merger agreement and that the parties will report the transaction in a manner consistent with the opinion. The opinions will rely on the facts as stated in the merger agreement, the Registration Statement on Form S-4 (of which this proxy statement/prospectus is a part) and certain other documents. The opinions will be based on facts and representations contained in representation letters provided by Glacier and BOID to be delivered at the time of closing and based on customary factual assumptions. If any fact, assumption or representation upon which either such opinion is based is or becomes inaccurate, the accuracy of such opinion and the U.S. federal income tax consequences of the merger could be adversely affected. The opinions will be based on statutory, regulatory and judicial authority existing as of the date of the opinion, any of which may be changed at any time with retroactive effect. An opinion of counsel represents such counsel’s best legal judgement, but the opinion is not binding on the Internal Revenue Service or the courts. Neither Glacier nor BOID has requested and neither intends to request any ruling from the Internal Revenue Service as to the U.S. federal income tax consequences of the merger. Consequently, no assurance can be given that the Internal Revenue Service will not assert, or that a court will not sustain, a position contrary to any of the tax consequences described below or any of the tax consequences described in the opinions. Accordingly, each BOID shareholder should consult their tax advisor with respect to the particular tax consequences of the merger to such holder.

The following discussion generally assumes that the merger qualifies as a “reorganization” within the meaning of Section 368(a) of the Internal Revenue Code.

Tax Consequences of the Merger Generally to Holders of BOID Common Shares. If the merger of BOID with and into Glacier is a reorganization within the meaning of Section 368(a) of the Internal Revenue Code, the tax consequences of the merger to U.S. holders of BOID common shares will be as follows (except with respect to any cash received instead of fractional share interests in Glacier common stock, as discussed in the section entitled “Cash Received Instead of a Fractional Share of Glacier Common Stock”):

•

U.S. holders of BOID common shares generally will not recognize loss on account of the merger, and will recognize gain on account of the merger only to the extent of the lesser of (i) any amount of cash received or treated as received by the U.S. holder in the merger (but excluding any cash received in lieu of a fractional share) and (ii) the excess, if any, of any amount of cash received or treated as received in the merger (other than cash received in lieu of a fractional share) plus the fair market value of the Glacier common stock received in the merger over the U.S. holder’s basis in the BOID common shares surrendered in exchange therefor;

•

A BOID shareholder’s aggregate basis in the Glacier common stock received in the merger generally will be equal to such U.S. holder’s aggregate basis in the BOID common shares surrendered in exchange therefor, increased by the amount of gain recognized (if any), and decreased by any amount of cash received or treated as received by the U.S. holder in the merger (other than cash received in lieu of a fractional share); and

•	The holding period of Glacier common stock received in an exchange for BOID common shares will include the holding period of the BOID common shares for which it is exchanged.

If a U.S. holder of BOID common shares acquired different blocks of BOID common shares at different times or at different prices, any gain or loss will be determined separately with respect to each block of BOID common shares and such holder’s basis and holding period in their shares of Glacier common stock may be determined with reference to each block of BOID common shares. Any such holders should consult their tax advisors regarding the manner in which Glacier common stock received in the exchange should be allocated among different blocks of BOID common shares and with respect to identifying the bases or holding periods of the particular shares of Glacier common stock received in the merger.

Gain that a U.S. holder of BOID common shares recognizes in connection with the merger generally will constitute capital gain, except to the extent recharacterized as dividend income, and will constitute long-term capital gain if such holder has held (or is treated as having held) their BOID common shares for more than one year as of the date of the merger. Long-term capital gain of non-corporate holders of BOID common shares is generally taxed at preferential rates. In some cases, including with respect to certain U.S. holders that actually or constructively own Glacier stock other than Glacier stock received pursuant to the merger, the recognized gain could be treated as having the effect of a distribution of a dividend under the tests set forth in Section 302 of the Internal Revenue Code, in which case such gain would be treated as dividend income. A dividend from Glacier could be treated as a “qualified dividend” and, as such, taxed at the same rates applicable to long-term capital gains so long as the requisite holding period is met. Because the possibility of dividend treatment depends primarily upon each holder’s particular circumstances, including the application of certain constructive ownership rules, holders of BOID common shares should consult their tax advisors regarding the application of the foregoing rules to their particular circumstances and the potential treatment of gain with respect to the merger as dividend income.

Cash Received Instead of a Fractional Share of Glacier Common Stock. A holder of BOID common shares who receives cash instead of a fractional share of Glacier common stock will generally be treated as having received the fractional share pursuant to the merger and then as having that fractional share of Glacier common stock redeemed for cash. The deemed redemption will generally be treated as a sale or exchange and, as a result, a holder of BOID common shares will generally recognize gain or loss equal to the difference between the amount of cash received in lieu of the fractional share and the basis in their fractional share interest as set forth above. Except to the extent of any amounts recharacterized as dividend income as described above, this gain or loss will generally be capital gain or loss, and will be long-term capital gain or loss if, as of the effective date of the merger, the holding period for such shares is greater than one year. The deductibility of capital losses is subject to limitations.

Payment of Special Distribution. Under the merger agreement, if BOID’s capital prior to the closing of the merger is in excess of a specified minimum amount, BOID may in its discretion declare and pay a special distribution in the amount of such excess to holders of its common stock as of the record date for the special distribution, without regard to whether such holders continue to hold any BOID common shares through the closing of the merger and surrender their BOID common shares and receive shares of Glacier common stock in exchange therefor. While the issue is not free from doubt, BOID intends to treat that special distribution as a distribution in respect of BOID common shares, rather than as cash consideration paid to BOID shareholders in connection with the merger. Nonetheless, there is a risk that the Internal Revenue Service could take a contrary position, and that the courts could affirm such a contrary position, and BOID cannot assure shareholders that its intended treatment will be upheld.

If, in accordance with BOID’s intended treatment, the special distribution is treated as a separate distribution with respect to BOID common shares, it will be treated as a dividend to the extent of BOID’s current or accumulated earnings and profits as determined for U.S. federal income tax purposes, and as described above could be treated as a “qualified dividend.” Any remaining amount of such distribution in excess of BOID’s current and accumulated earnings and profits would be treated as a return of capital to the extent of a U.S. holder’s basis in its BOID common shares and thereafter as capital gain. Any such capital gain would constitute long-term capital gain if such U.S. holder has held (or is treated as having held) its BOID common shares for more than one year as of the date of the distribution. Long-term capital gain of non-corporate taxpayers, including individuals, is generally taxed at preferential rates. By contrast, if BOID’s intended treatment is not upheld and the special distribution is integrated with the merger, the special distribution will be treated as cash received by BOID shareholders in the merger and will be subject to the analysis described above in the section entitled “Tax Consequences of the Merger Generally to Holders of BOID Common Shares.”

Backup Withholding and Information Reporting. In general, information reporting requirements may apply to cash payments, if any, made to a holder of BOID common shares in connection with the merger, unless an exemption applies. Payments of cash made to a holder of BOID common shares may, under certain circumstances, be subject to backup withholding at a current rate of 24%, unless the holder provides proof of an applicable exemption satisfactory to Glacier and the exchange agent or furnishes its taxpayer identification number, and otherwise complies with all applicable requirements of the backup withholding rules. Any amounts withheld from cash payments made to a holder of BOID common shares under the backup withholding rules are not additional tax and will be allowed as a refund or credit against the holder’s U.S. federal income tax liability, if any, provided the required information is furnished to the Internal Revenue Service.

The preceding discussion is intended only as a summary of the material U.S. federal income tax consequences of the merger to U.S, holders of BOID common shares. It is not a complete analysis or discussion of all potential tax effects that may be important to you. Thus, you are strongly encouraged to consult your tax advisor as to the specific tax consequences resulting from the merger, including tax return reporting requirements, the applicability and effect of U.S. federal, state, local, and other tax laws and the effect of any proposed changes in the tax laws.

Accounting Treatment of the Merger

The acquisition of BOID will be accounted for using the acquisition method of accounting by Glacier under GAAP. Accordingly, using the acquisition method of accounting, the assets and liabilities of BOID will be recorded by Glacier at their respective fair values at the time of the merger. The excess of Glacier’s purchase price over the net fair value of assets acquired including identifiable intangible assets and liabilities assumed will be recorded as goodwill. Goodwill will be periodically assessed for impairment but no less frequently than on an annual basis. Prior period financial statements are not restated and results of operation of BOID will be included in Glacier’s consolidated statement of operations after the date of the merger. The identifiable intangible assets with finite lives, other than goodwill, will be amortized against the combined company’s earnings following completion of the merger. The fair value adjustments will be recognized in the consolidated statement of operations after the date of the merger over the estimated lives of the respective assets and liabilities.

INFORMATION CONCERNING GLACIER

Glacier Bancorp

49 Commons Loop

Kalispell, Montana 59901

Telephone: (406) 756-4200

Glacier is a Montana corporation and a registered bank holding company under the BHC Act. It was incorporated in 2004 as a successor corporation to the Delaware corporation originally incorporated in 1990 and is the bank holding company of Glacier Bank. Glacier Bank is a Montana state-chartered bank, which commenced operations in 1991 and is regulated primarily by the Montana Division of Banking and Financial Institutions and the Federal Deposit Insurance Corporation. Glacier Bank has 227 locations, consisting of 194 branches and 33 loan or administration offices, in 85 counties within 8 states including Montana, Idaho, Utah, Washington, Wyoming, Colorado, Arizona and Nevada.

Glacier Bank offers a wide range of banking products and services, including: retail banking; business banking; real estate, commercial, agriculture and consumer loans; and mortgage origination and loan servicing. Glacier Bank serves individuals, small to medium-sized businesses, community organizations and public entities.

As of December 31, 2024, Glacier had total assets of approximately $27.9 billion, total net loans receivable of approximately $17.1 billion, total deposits of approximately $20.5 billion and approximately $3.2 billion in shareholders’ equity.

Glacier common stock is traded on The New York Stock Exchange under the ticker symbol “GBCI”.

Additional information about Glacier and Glacier Bank may be found in the documents incorporated by reference into this proxy statement/prospectus. Please see the section entitled “Where You Can Find More Information.”

INFORMATION CONCERNING BANK OF IDAHO HOLDING CO.

General

BOID is an Idaho corporation and a registered bank holding company under the BHC Act. It was incorporated in 1999 and is the bank holding company of the Bank. BOID has no substantial operations separate or apart from the Bank. The Bank is an Idaho state-chartered bank which commenced operations in 1985 and is regulated by the Idaho Department of Finance and the Federal Deposit Insurance Corporation.

The Bank’s principal office is located in Idaho Falls, Idaho and the Bank maintains branch offices in Bonneville, Fremont, Bannock, Ada, and Canyon Counties in Idaho and in Franklin, Columbia, Yakima, and Benton Counties in Washington.

As of December 31, 2024, BOID had total assets of approximately $1.3 billion, total net loans receivable of approximately $1.0 billion, total deposits of approximately $1.1 billion and approximately $131.4 million in shareholders’ equity.

Market Area

BOID’s principal market area consists of Idaho and eastern Washington.

Lending Activities

The Bank’s principal business is to accept deposits from the public and to make loans and other investments. For businesses, the Bank provides commercial real estate term loans, agricultural real estate loans, commercial and industrial term loans, lines of credit, loans for working capital, loans for business expansion and the purchase of equipment and machinery, and construction and land development loans for builders and developers. The Bank also offers a variety of traditional loan products to its consumer customers which are primarily mortgage loans, home equity loans, automobile loans and various other consumer installment loans.

At December 31, 2024, the Bank’s total gross loan portfolio of approximately $1.03 billion represented approximately 78% of the Bank’s total assets. As of such date, the Bank’s loan portfolio primarily consisted of 42% commercial real estate secured loans (excluding construction and land development loans), 4% farmland loans, 5% agricultural production, 13% one- to four-family residential real estate secured loans, 15% real estate construction and land development loans, 6% multi-family loans, 14% commercial loans, and 1% consumer and other loans.

Deposit and Banking Services

Customers of the Bank receive a full suite of traditional banking and deposit products. The Bank engages in most of the business operations customarily conducted by independent financial institutions in Idaho, including the acceptance of checking accounts, savings accounts, money market accounts and a variety of certificates of deposit accounts.

The Bank conducts a substantial amount of business with individuals, as well as with small to medium-sized businesses. The primary sources of core deposits are residents of the Bank’s primary market area and businesses and their employees located in that area. The Bank also obtains deposits through local advertising. For the convenience of its customers, the Bank offers drive-through banking facilities, Internet and telephone banking, check/ATM cards, direct deposit, night depositories, personalized checks, and merchant services. The Bank’s services also include cashier’s checks, domestic wire transfers, account research, stop payments, and telephone and Internet-based transfers between accounts.

BOID Summary Financial Information

The following selected financial information is derived from financial statements of BOID.

		As of December 31,
(dollars in thousands)	2024	2023	2022
Cash	$81,734	42,860	48,562
Investments	$185,605	182,132	202,517
Gross Loans	$1,034,261	885,880	701,447
ACL	$(12,764)	(10,501)	(7,878)
Net Loans	$1,021,497	875,379	693,569
Premises & Fixed Assets	$15,429	16,009	16,410
Other Assets	$23,252	21,136	18,834
Total Assets	$1,327,517	1,137,516	979,892
Deposits	$1,119,701	948,794	838,138
Securities Sold Under Repurchase Agreements	$0	0	0
Short-term borrowings	$35,000	37,600	0
Subordinated Debentures	$24,653	24,598	24,544
Other Liabilities	$16,798	10,829	10,488
Total Liabilities	$1,196,152	1,021,821	873,170
Shareholders’ Equity	$131,365	115,695	106,722
Total Liabilities and Shareholder’s Equity	$1,327,517	1,137,516	979,892

		For the Year Ended December 31,
(dollars in thousands)	2024	2023	2022
Interest Income	$76,969	58,995	38,180
Interest Expense	$24,848	11,058	1,961
Net Interest Income	$52,121	47,937	36,219
Loan Loss Provision	$2,894	3,726	150
Non-interest Income	$5,115	4,569	4,730
Non-interest Expense	$36,072	37,012	32,219
Pre-Tax Income	$18,270	11,768	8,580
Taxes	$4,640	3,256	2,535
Net Income	$13,630	8,512	6,045
Basic Earnings Per Share	$3.08	1.92	1.60
Diluted Earnings Per Share	$3.04	1.91	1.58

Competition

BOID experiences competition in both lending and attracting funds from other commercial banks, savings banks, savings and loan associations, credit unions, finance companies, pension trusts, mutual funds, insurance companies, mortgage bankers and brokers, brokerage and investment banking firms, asset-based non-bank lenders, government agencies, financial technology companies and certain other non-financial institutions, which may offer more favorable financing alternatives than BOID. BOID also competes with companies located outside of its primary market that provide financial services to persons within its primary market. Some of BOID’s current and potential competitors have larger customer bases, greater brand recognition, and significantly greater financial, marketing and other resources than BOID and some of them are not subject to the same degree of regulation as BOID.

Employees

As of December 31, 2024, BOID and the Bank had 191 full-time and 5 part-time employees. BOID believes that it has a good working relationship with its employees and the employees are not represented by a collective bargaining agreement.

Properties

BOID’s principal office is located in Idaho Falls, Idaho. In addition to its principal office, BOID operates, through the Bank, branch offices in Bonneville, Fremont, Bannock, Ada, and Canyon Counties in Idaho and in Franklin, Columbia, Yakima, and Benton Counties in Washington. All properties and buildings are owned with the exception of ten locations, which occupy leased properties. The terms of these leases range from one to fifteen years with expiration dates ranging from 2025 to 2032 and renewal options ranging from one to five years.

Legal Proceedings

From time to time, litigation arises in the normal conduct of BOID’s business. BOID, however, is not currently involved in any litigation that management of BOID believes, either individually or in the aggregate, could reasonably be expected to have a material adverse effect on its business, financial condition or results of operations.

Share Ownership of Principal Shareholders, Management and Directors of BOID

The following table shows, as of December 31, 2024, the beneficial ownership of BOID common stock by (i) each person known by BOID to be the beneficial owner of more than 5% of BOID’s outstanding common stock, (ii) each of BOID’s directors and executive officers; and (iii) all of BOID’s directors and officers as a group. Except as otherwise noted in the footnotes to the table, each individual has sole investment and voting power with respect to the shares of common stock set forth.

	Amount of Voting Shares Owned	Right to Acquire(1)	Total Non-Voting Shares Held	Total (Voting)(2)	Percent of Class (Voting)	Percent of Class (Voting and Non-Voting)(3)
Directors and Executive Officers
Jeff Newgard(4)	80,540	82,529	0	163,069	4.41%	3.52%
Park Price	78,094	0	0	78,094	2.11%	1.69%
Steven E. Carr	19,465	0	0	19,465	0.53%	0.42%
Michael Day	6,148	0	0	6,148	0.17%	0.13%
Dana Kirkham	1,637	0	0	1,637	0.04%	0.04%
Doug Oppenheimer	5,414	0	0	5,414	0.15%	0.12%
Chris Reinke	34,678	0	0	34,678	0.94%	0.75%
Denise Stevens	2,287	0	0	2,287	0.06%	0.05%
Kevin Ahern(5)	281,357	0	0	281,357	7.61%	6.08%
David Volk(6)	341,126	0	927,165	341,126	9.22%	27.41%
Caleb Dimick(7)	10,812	35,929	0	46,741	1.26%	1.01%
Brian Kouhdari(8)	6,867	7,334	0	14,201	0.38%	0.31%
David Moe(9)	2,187	25,047	0	27,234	0.74%	0.59%
Shanon Taylor(10)	23,123	23,450	0	46,573	1.26%	1.01%
All Directors and Officers	893,735	174,289	927,165	1,068,024	28.87%	43.13%
5% Owners
Brush Creek-Idaho LLC(11)	279,955	0	0	279,955	7.57%	6.05%
Strategic Value Opportunities LP(12)	333,334	0	0	333,334	9.01%	7.21%
Castle Creek Capital Partners VII, LP(13)	340,367	0	927,165	340,367	9.20%	27.40%
AB Financial Services Opportunities(14)	410,455	0	0	410,455	11.10%	8.87%
Bank of Idaho ESOP*	248,904	0	0	248,904	6.73%	5.38%

*	Bank of Idaho ESOP shares are as of December 31, 2024.
(1)	The shares in this column represents stock options of BOID that are currently exercisable or exercisable within 60 days of April 30, 2025.
(2)

BOID has based its calculation of the percentage of beneficial ownership on 3,699,115 shares which represent all of BOID voting common stock outstanding as of February 6, 2025, plus those shares of options held by the person which are immediately convertible to voting common stock.

(3)	BOID has based its calculation of the percentage of beneficial ownership on 4,626,280 share of its voting common stock, non-voting common stock and options.
(4)	Includes 6,387 shares in the ESOP* and 82,529 of vested and exercisable options.
(5)

Mr. Ahern serves as the director designee for Brush Creek-Idaho, LLC. Mr. Ahern is a Managing Partner at BCP Manager, LLC, which is the general partner of Brush Creek Partners, LP, the sole owner of Brush Creek-Idaho, LLC, which entity owns 279,955 shares of BOID voting common stock. Mr. Ahern disclaims beneficial ownership of such shares held by Brush Creek-B34, LLC except to the extent of his pecuniary interest therein.

(6)

Mr. Volk serves as the director designee for Castle Creek Partners VII, L.P. Mr. Volk is a managing principal at Castle Creek Capital LLC which is the sole general partner of Castle Creek Partners VII, L.P., which entity owns 340,367 shares of BOID voting common stock and 927,165 shares of non-voting stock.

Mr. Volk disclaims beneficial ownership of such shares held by Castle Creek Partners VII, L.P., except to the extent of his pecuniary interest therein.
(7)	Includes 9,592 shares in the ESOP* and 35,929 of vested and exercisable options.
(8)	Includes 7,334 of vested and exercisable options.
(9)	Includes 2,027 shares in the ESOP* and 25,047 of vested and exercisable options.
(10)	Includes 8,933 shares in the ESOP* and 23,450 of vested and exercisable options.
(11)

The address of Brush Creek-Idaho, LLC (“Brush Creek-Idaho”) is 2549 V. Main Street, Suite 201, Littletown, co 80120. BCP Manager, LLC is the general partner of Brush Creek Partners, LP, the sole owner of Brush Creek-Idaho. Kevin Ahern and Scott Majerhofer are managing partners of Brush Creek Partners, LP. The effect of this ownership structure is that Mr. Ahern holds voting and investment control of Brush Creek-Idaho’s shares of BOID, and in Mr. Ahern’s absence Mr. Maierhofer holds voting and investment control of Brush Creek-Idaho’s shares of BOID.

(12)

The address of Strategic Value Opportunities LP is 127 Public Square, ste 1510, Cleveland, OH 44114. Benjamin Mackovak is the managing member of Strategic Value Opportunities LP and holds voting and investment control of Strategic Value Opportunities LP’s shares of BOID.

(13)

The address of Castle Creek Capital Partners VII, L.P. is 11682 EI Camino Real, ste 320, San Diego, CA 92130. Castle Creek Capital LLC is the sole general partner of Castle Creek Partners VII, L.P. David Volk is a managing principal of Castle Creek Partners VII, L.P., and Tony Scavozzo is a managing principal of Castle Creek Partners VII, L.P. The effect of this ownership structure is that Mr. Volk holds voting and investment control of Castle Creek Capital Partners VII, L.P.’s shares of BOID, and in Mr. Volk’s absence Mr. Scavozzo holds voting and investment control of Castle Creek Capital Partners VII, L.P.’s shares of BOID.

(14)

The address of AllianceBernstein Financial Services Opportunities Fund (“ABSOF”) is c/o AllianceBernstein L.P., 1345 Avenue of the Americas, New York, NY 10105. Mike Howard, the Chief Investment Officer of ABSOF holds voting and investment control of ABSOF’s shares of BOID.

DESCRIPTION OF GLACIER’S CAPITAL STOCK

Glacier’s authorized capital stock consists of 234,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of preferred stock, $0.01 par value per share. As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier Board is authorized, without further shareholder action, to issue shares of preferred stock with such designations, preferences and rights as the Glacier Board may determine.

Glacier common stock is listed for trading on The New York Stock Exchange under the symbol “GBCI.”

Glacier’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued. Each share of Glacier common stock has the same relative rights and is identical in all respects to every other share of Glacier common stock. If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities.

For additional information concerning Glacier’s capital stock, see “Comparison of Certain Rights of Holders of Glacier and BOID Common Shares” below.

COMPARISON OF CERTAIN RIGHTS OF HOLDERS OF

GLACIER AND BOID COMMON SHARES

Montana law, Glacier’s articles and Glacier’s bylaws govern the rights of Glacier’s shareholders and will govern the rights of BOID’s shareholders, who will become shareholders of Glacier as a result of the merger. The rights of BOID’s shareholders are currently governed by Idaho law, BOID’s Articles of Incorporation and BOID’s bylaws. The following is a brief summary of certain differences between the rights of Glacier and BOID shareholders. This summary is not intended to provide a comprehensive discussion of each company’s governing documents. This summary is qualified by the documents referenced and the laws of Montana and Idaho. See also “Where You Can Find More Information.”

	Glacier	BOID
Authorized Capital Stock	Under Glacier’s articles, Glacier’s authorized capital stock consists of 234,000,000 shares of common stock, $0.01 par value per share, and 1,000,000 shares of serial preferred stock, $0.01 par value per share. No shares of preferred stock are currently outstanding.	Under BOID’s Articles of Incorporation, BOID’s authorized capital stock consists of 6,000,000 shares, which consists of 5,000,000 shares of voting common stock, at no par value per share, and 1,000,000 shares of non-voting Class B stock, at no par value per share.

Common Stock	As of the record date, there were 113,504,968 shares of Glacier common stock issued and outstanding, in addition to 309,398 shares of unvested restricted stock awards and 2,365 outstanding stock options under Glacier’s employee and director equity compensation plans.	As of the record date, there were 3,520,047 shares of BOID voting common stock issued and outstanding and 927,165 shares of BOID non-voting Class B stock issued and outstanding, in addition to 35,000 shares of unvested restricted stock, 8,533 RSUs and 345,725 outstanding stock options under BOID’s employee and director equity compensation plans.

Preferred Stock	As of the date of this proxy statement/prospectus, Glacier had no shares of preferred stock issued. The Glacier Board is authorized, without further shareholder action, to issue shares of preferred stock with such designations, preferences and rights as the Glacier Board may determine.	As of the date of this proxy statement/prospectus, BOID had no shares of preferred stock authorized or issued.

Dividend Rights	Dividends may be paid on Glacier common stock as and when declared by the Glacier Board out of funds legally available for the payment of dividends. The Glacier Board may issue preferred stock that is entitled to such dividend rights as the Glacier Board may determine, including priority over the common stock in the payment of dividends. The ability of Glacier to pay dividends depends on the amount of dividends paid to it by its subsidiaries, and is also limited under state and federal laws and regulations applicable to banks and bank holding companies.	Dividends may be paid equally on BOID voting and non-voting Class B stock as and when declared by the BOID Board of directors out of funds legally available for the payment of dividends. The ability of BOID to pay dividends depends on the amount of dividends paid to it by its subsidiaries, and is also limited under state and federal laws and regulations applicable to banks and bank holding companies.

	Glacier	BOID
Voting Rights; Quorum

All voting rights are currently vested in the holders of Glacier common stock, with each share being entitled to one vote.

Glacier has issued shares of restricted stock pursuant to its equity compensation plans, which do not have voting rights prior to vesting.

Glacier’s bylaws provide that each share entitled to vote is entitled to one vote on each matter submitted to a vote at a meeting of shareholders. Glacier’s articles and bylaws each provide that shareholders do not have cumulative voting rights in the election of directors. If a quorum exists, other than in the election of directors, the votes of a majority in interest of those present is sufficient to transact business, unless Glacier’s articles, bylaws or the MBCA require a greater number of affirmative votes. Subject to any exceptions in the MBCA, a quorum consists of shareholders representing, either in person or by proxy, a majority of the outstanding capital stock entitled to vote.

All voting rights are currently vested in the holders of BOID voting common stock, with each share being entitled to one vote.

BOID has issued shares of restricted stock pursuant to its equity compensation plans, which do not have voting rights prior to vesting.

BOID’s bylaws provide that each share entitled to vote is entitled to one vote on each matter submitted to a vote at a meeting of shareholders.

BOID’s Articles of Incorporation and bylaws each provide that shareholders do not have cumulative voting rights in the election of directors. If a quorum exists, other than in the election of directors, the votes of a majority in interest of those present is sufficient to transact business, unless BOID’s Articles of Incorporation, bylaws or the IBCA require a greater number of affirmative votes. Subject to any exceptions in the IBCA, a quorum consists of shareholders representing, either in person or by proxy, a majority of the outstanding capital stock entitled to vote.

Preemptive Rights	Glacier’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued.	BOID’s shareholders do not have preemptive rights to subscribe to any additional securities that may be issued.

Liquidation Rights	If Glacier is liquidated, the holders of Glacier common stock are entitled to share, on a pro rata basis, Glacier’s remaining assets after provision for liabilities. The Glacier Board is authorized to determine the liquidation rights of any preferred stock that may be issued.	If BOID is liquidated, the holders of common shares and non-voting Class B shares are entitled to share of BOID remaining assets, on a pro rata basis, after all other securities of BOID that, by their respective terms, are senior to the common stock and non-voting Class B shares.

Assessments	All outstanding shares of Glacier common stock are, and the shares to be issued in the merger will be, fully paid and nonassessable.	All outstanding shares of BOID common stock and BOID non-voting Class B stock are fully paid and nonassessable.

Amendment of Articles and Bylaws	The MBCA authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation. Other amendments to a corporation’s articles	The IBCA authorizes a corporation’s board of directors to make various changes of an administrative nature to its articles of incorporation. Other amendments to a corporation’s articles

	Glacier	BOID

of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment.

The Glacier Board may, by a majority vote, amend Glacier’s bylaws. Glacier’s bylaws also may be amended by the holders of a majority of votes cast at an annual or special meeting of shareholders.

of incorporation must be recommended to the shareholders by the board of directors, unless the board determines that because of a conflict of interest or other special circumstances it should make no recommendation, and must be approved by a majority of all votes entitled to be cast by each voting group that has a right to vote on the amendment.

The BOID Board may alter, amend, or repeal and adopt any new bylaws by resolution adopted by the board, or by the shareholders at any regular or special meeting.

Special Meetings	Per Glacier’s bylaws, special meetings of the shareholders may be called at any time by the chairman of the Glacier Board, Glacier’s president or a majority of the Glacier Board, and must be called by Glacier’s chairman, president or secretary upon the written request of Glacier shareholders holding at least 10% of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting.	Per BOID’s bylaws, special meetings of the shareholders may be called at any time by the President or by the BOID Board, or upon the written request of BOID shareholders holding at least 20% of the votes entitled to be cast on any issue proposed to be considered at the proposed special meeting. The BOID Articles of Incorporation may fix a lower percentage or higher percentage not exceeding 33.33% of all votes entitled to be cast on any issue proposed to be considered.

Shareholder Action by Written Consent	Glacier’s bylaws provide that any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a written consent setting forth the action to be taken is given by all of the shareholders entitled to vote on the action.	BOID’s bylaws provide that any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a written consent setting forth the action to be taken is given by all of the shareholders entitled to vote on the action.

Board of Directors – Number of Directors	Glacier’s articles provide that the number of directors may not be less than 7 or more than 17. The Glacier Board currently consists of 11 members, all of whom serve annual terms.	BOID’s Articles of Incorporation provide that the number of directors may not be less than 5 or more than 9. The BOID Board currently consists of 11 members, all of whom serve annual terms.

Board of Directors – Election and Removal	Glacier directors are elected by a plurality vote of the votes cast by the shares entitled to vote at a meeting at which a quorum is present. Subject to	BOID directors are elected by a plurality vote of the votes cast by the shares entitled to vote at a meeting at which a quorum is present.

	Glacier	BOID
rights of any class or series of stock having preference as to dividends or upon liquidation to elect directors, directors may only be removed for cause at a shareholder meeting called expressly for that purpose.

Board of Directors–Vacancies	If a vacancy (including any vacancy created by reason of an increase in the number of directors) occurs on the Glacier Board, Glacier’s articles provide that such vacancy may be filled by a majority vote of the directors then in office, whether or not a quorum is present, or by a sole remaining director. A director elected to fill a vacancy shall hold office until the next annual meeting of shareholders and until such director’s successor shall have been elected and qualified.	BOID’s Articles of Incorporation provide that if a vacancy (including any vacancy created by reason of an increase in the number of directors) occurs on the BOID Board, such vacancy may be filled by a majority vote of the directors then in office, whether or not a quorum is present. A director elected to fill a vacancy shall hold office until the next annual meeting of shareholders and until such director’s successor shall have been elected and qualified.

Shareholder Nomination of Directors

The Glacier bylaws provide that, subject to the rights of holders of any class or series of stock having a preference over the common stock as to dividends or upon liquidation, any shareholder entitled to vote in the election may nominate persons for election as a director. The nominating shareholder must provide proper notice to Glacier’s secretary no later than 120 days prior to the anniversary date of the mailing of proxy materials by Glacier in connection with the immediately preceding annual meeting.

The Glacier bylaws require the nominating notice to contain, among other things, certain information regarding ownership of shares and right to vote any shares, any arrangements or understandings pursuant to which the nomination is made, other information that would be required to be included in a proxy statement pursuant to the rules of the SEC and the nominee’s consent to serve as a director if so elected.

The BOID bylaws provide that, at each election for directors, the directors shall be elected by a plurality of votes cast by the shares entitled to vote in the election at a meeting at which a quorum is present. Stockholders shall have no right to cumulate their votes for directors.

Shareholder Proposal of Business	Glacier’s bylaws provide that shareholders may bring business permitted to be brought at an annual meeting only if the proposing shareholder provides written notice to	BOID’s bylaws do not provide that shareholders may bring business permitted to be brought at an annual meeting; however any special meetings can be held for any purpose or purposes

	Glacier	BOID
	Glacier’s secretary not later than 120 days prior to the anniversary date of the mailing of proxy materials by Glacier in connection with the immediately preceding annual meeting. The notice must contain, among other things, certain information regarding ownership of shares and right to vote any shares, a description of the business desired to be brought, a description of any material interest in the business being proposed, and other information that would be required to be provided pursuant to the rules of the SEC.	unless prescribed by statute, as long as one or more written demands are made on the BOID Board.

Indemnification and Limitation of Liability

Under the MBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement and expenses arising out of actions where the director or officer acted in good faith and in a manner the director or officer reasonably believed to be in or not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation’s articles of incorporation, Montana law requires indemnification if the director or officer is wholly successful on the merits of the action.

Glacier’s articles provide that Glacier shall indemnify its directors and officers to the fullest extent not prohibited by law, including indemnification for payments in actions brought against a director or officer in the name of the corporation, commonly referred to as a derivative action. In addition, Glacier’s bylaws provide that Glacier may, but is not obligated to, indemnify any employee or agent of Glacier and advance reasonable expenses to such persons if authorized by the Glacier Board. Glacier’s articles also provide that the personal liability of directors and officers for monetary damages shall be eliminated to the fullest extent permitted by the MBCA.

Under the IBCA, indemnification of directors and officers is authorized to cover judgments, amounts paid in settlement and expenses arising out of actions where the director or officer acted in good faith and in a manner the director or officer reasonably believed to be in or not opposed to the best interests of the corporation, and in criminal cases, where the director or officer had no reasonable cause to believe that his or her conduct was unlawful. Unless limited by the corporation’s articles of incorporation, Idaho law requires indemnification if the director or officer is wholly successful on the merits of the action.

BOID’s Articles of Incorporation also provide that the personal liability of directors and officers for monetary damages shall be eliminated to the fullest extent permitted by the IBCA.

	Glacier	BOID
Potential “Anti-Takeover” Provisions

Glacier’s articles contain a provision requiring that specified transactions with an “interested shareholder” be approved by 80% of the voting power of the then outstanding shares unless it is (a) approved by the Glacier Board, or (b) certain price and procedural requirements are satisfied. An “interested shareholder” is broadly defined to include the right, directly or indirectly, to acquire or to control the voting or disposition of 10% or more of Glacier’s voting stock.

In addition, the authorization of preferred stock, which is intended primarily as a financing tool and not as a defensive measure against takeovers, may potentially be used by management to make more difficult uninvited attempts to acquire control of Glacier (for example, by diluting the ownership interest of a substantial shareholder, increasing the amount of consideration necessary for such shareholder to obtain control, or selling authorized but unissued shares to friendly third parties).

The “supermajority” approval requirement for certain business transactions and the availability of Glacier’s preferred stock for issuance without shareholder approval may have the effect of lengthening the time required for a person to acquire control of Glacier through a tender offer, proxy contest or otherwise, and may deter any potentially unfriendly offers or other efforts to obtain control of Glacier. This could deprive Glacier’s shareholders of opportunities to realize a premium for their Glacier common stock, even in circumstances where such action is favored by a majority of Glacier’s shareholders.

Not applicable.

CERTAIN LEGAL MATTERS

Miller Nash and Otteson Shapiro will deliver at the effective time of the merger their opinions to Glacier and BOID as to certain United States federal income tax consequences of the merger. Please see the section entitled “Material U.S. Federal Income Tax Consequences of the Merger to BOID Shareholders” beginning on page 52. The validity of the Glacier common stock to be issued in the merger will be passed upon for Glacier by its special counsel, Moore, Cockrell, Goicoechea & Johnson, P.C., Kalispell, Montana.

EXPERTS

The consolidated financial statements of Glacier as of December 31, 2024 and 2023 and for each of the years in the three-year period ended December 31, 2024 have been incorporated by reference herein and in the registration statement in reliance upon the reports of Forvis Mazars, LLP, independent registered public accounting firm, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

The SEC allows Glacier to “incorporate by reference” information into this proxy statement/prospectus, which means that Glacier can disclose important information to you by referring you to another document filed separately by Glacier with the SEC. The information incorporated by reference is deemed to be part of this proxy statement/prospectus, except for any information superseded by any information in this proxy statement/prospectus.

This proxy statement/prospectus incorporates by reference the documents set forth below that Glacier has previously filed with the SEC. These documents contain important information about Glacier and its finances:

•	Annual Report on Form 10-K for the year ended December 31, 2024;

•	Definitive Proxy Statement on Schedule 14A for Glacier’s 2025 Annual Meeting of Shareholders; and

•	The description of Glacier’s common stock, filed as Exhibit 4(a) to Glacier’s Annual Report on Form 10-K for the year ended December 31, 2022.

In addition, Glacier is incorporating by reference additional documents that Glacier files with the SEC under Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act between the date of this proxy statement/prospectus and the date of the BOID special meeting, provided, however, that Glacier is not incorporating by reference any information furnished (but not filed), except as otherwise specified therein.

Glacier files annual, quarterly and special reports, proxy statements and other business and financial information with the SEC. You may obtain the information incorporated by reference and any other materials Glacier may file with the SEC without charge by following the instructions in the section entitled “References to Additional Information” in the forepart of this document.

BOID

BOID does not have a class of securities registered under Section 12 of the Exchange Act, is not subject to the reporting requirements of Section 13(a) or 15(d) of the Exchange Act, and accordingly does not file documents or reports with the SEC.

If you have questions concerning the merger or this proxy statement/prospectus, would like additional copies of this proxy statement/prospectus, would like copies of BOID’s Articles of Incorporation or bylaws, or would like copies of BOID’s historical consolidated financial statements or need help voting your shares, please contact:

Bank of Idaho Holding Co.

350 Memorial Drive

Idaho Falls, Idaho 83402

ATTN: Shanon Taylor, Corporate Secretary

(888) 396-5757

You should rely only on the information contained or incorporated by reference in this proxy statement/prospectus in deciding how to vote on the merger. We have not authorized anyone to provide you with information other than what is contained in this proxy statement/prospectus. This proxy statement/prospectus is dated March 14, 2025. You should not assume that information contained in this proxy statement/prospectus is accurate as of any other date, and neither the mailing of this proxy statement/prospectus to BOID shareholders nor the issuance of Glacier common stock in the merger will create any implication to the contrary.

Appendix A

EXECUTION VERSION

PROJECT HUCKLEBERRY

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC.

GLACIER BANK

BANK OF IDAHO HOLDING CO. AND

BANK OF IDAHO

DATED AS OF JANUARY 13, 2025

A-i

A-ii

PLAN AND AGREEMENT OF MERGER

AMONG

GLACIER BANCORP, INC., GLACIER BANK,

BANK OF IDAHO HOLDING CO. AND BANK OF IDAHO

This Plan and Agreement of Merger (the “Agreement”), dated as of January 13, 2025, is made by and among GLACIER BANCORP, INC. (“GBCI”), GLACIER BANK (“Glacier Bank”), BANK OF IDAHO HOLDING CO. (“BOID”), and BANK OF IDAHO (the “Bank”).

PREAMBLE

The boards of directors of GBCI and BOID believe that the proposed Merger (as defined below), to be accomplished in the manner set forth in this Agreement, is in the best interests of the respective corporations and their shareholders.

Capitalized terms used in this Agreement but not immediately defined are used with the meanings given under the heading “Definitions” below.

RECITALS

A. The Parties.

(1) GBCI is a corporation duly organized and validly existing under the laws of the State of Montana and is a registered bank holding company under the Bank Holding Company Act of 1956, as amended (“BHC Act”). GBCI’s principal office is located in Kalispell, Montana.

(2) Glacier Bank is a duly organized and validly existing Montana state-chartered bank and a wholly owned subsidiary of GBCI. Glacier Bank maintains its principal office in Kalispell, Montana, and currently operates 17 separately-branded banking divisions.

(3) BOID is a corporation duly organized and validly existing under the laws of the State of Idaho and is a registered bank holding company under the BHC Act. BOID’s principal office is located in Idaho Falls, Idaho.

(4) The Bank is an Idaho state-chartered commercial bank, duly organized and validly existing under the laws of the State of Idaho and a wholly owned subsidiary of BOID. The Bank’s principal office is located in Idaho Falls, Idaho. Including its principal office, the Bank maintains a total of 15 branch offices in Bonneville, Fremont, Bannock, Ada, and Canyon Counties in Idaho and in Franklin, Columbia, Spokane, Yakima, and Benton Counties in Washington.

B. The Transactions. On the Effective Date, BOID will merge with and into GBCI, with GBCI as the surviving entity (the “Merger”), and immediately thereafter and on the same day, the Bank will merge with and into Glacier Bank, with Glacier Bank surviving as a wholly owned subsidiary of GBCI (the “Bank Merger,” and with the Merger, the “Transactions”). Following completion of the Transactions, the former branches of the Bank will be integrated with Glacier Bank’s existing divisions operating in Idaho and Washington.

C. Board Approvals. The respective boards of directors of GBCI and Glacier Bank have adopted and approved this Agreement and authorized its execution and delivery, the respective boards of directors of BOID and the Bank have adopted this Agreement and authorized its execution and delivery, and the board of directors of BOID has directed that this Agreement be submitted to holders of BOID Common Stock for approval and unanimously recommended that such BOID shareholders vote in favor of approval of this Agreement and the Merger.

D. Other Conditions. The Transactions are subject to: (1) satisfaction of the conditions described in this Agreement; (2) approval of this Agreement and/or the Merger by holders of BOID Common Stock; and (3) approval of, or granting of a waiver applicable to, the Transactions by the FDIC and the Federal Reserve (as applicable), the Montana Commissioner, the Idaho Department of Finance, and any other agencies having jurisdiction over the Transactions.

E. Director and Voting Agreements. In connection with the parties’ execution of this Agreement, (1) the directors and executive officers of BOID, and the holders or groups holding outstanding shares of BOID Common Stock that are identified on Exhibit A, have entered into agreements pursuant to which, among other things, such persons agreed to vote all BOID Common Stock beneficially owned by such persons in favor of approving this Agreement and the transactions contemplated by this Agreement, and (2) the directors of BOID and the Bank have entered into agreements pursuant to which, among other things, such directors agreed, following the Closing of the Transactions, to refrain from competing with GBCI and/or Glacier Bank or soliciting its customers or employees for a period of time specified in such agreements.

F. Intention of the Parties—Tax Treatment. The parties intend that the Merger shall qualify, for federal income tax purposes, as a reorganization under IRC Section 368(a), and that this Agreement shall constitute the “plan of reorganization” of the Merger for purposes of IRC Section 368.

AGREEMENT

In consideration of the mutual agreements set forth in this Agreement, GBCI, Glacier Bank, BOID and the Bank agree as follows:

DEFINITIONS

The following capitalized terms used in this Agreement will have the following meanings:

“ACL” means the allowance for credit losses, as applicable.

“Acquisition Event” means any of the following: (a) a merger, consolidation, share exchange, or similar transaction involving BOID, the Bank, or any successor, (b) a purchase or other acquisition in one or a series of related transactions of assets of BOID or any BOID Subsidiaries representing 30 percent or more of the consolidated assets of BOID and its Subsidiaries, or 30 percent or more of any class of equity or voting securities of BOID or any BOID Subsidiaries whose assets constitute 30 percent or more of the consolidated assets of BOID and its Subsidiaries, or (c) a purchase or other acquisition (including by way of tender offer, exchange offer, or any similar transaction) that if consummated, would result in an acquisition in one or a series of related transactions of beneficial ownership of securities representing 50 percent or more of the voting power of BOID or its Subsidiaries, in each case with or by a Person or entity other than GBCI or one of its Subsidiaries.

“Acquisition Proposal” has the meaning assigned to such term in Section 4.1.9.

“Affiliates” has the meaning set forth in Rule 12b-2 of the Exchange Act.

“Agreement” means this Plan and Agreement of Merger.

“Anticipated Closing Date” has the meaning set forth in Section 4.12.

“Appraisal Laws” means Sections 30-29-1301 through 30-29-1340 of the Idaho Statutes, as such sections may be applicable to a merger in which the corporation to be merged out of existence is organized under the laws of the State of Idaho.

“Articles of Merger” has the meaning assigned to such term in Section 2.1.

“Asset Classification” has the meaning assigned to such term in Section 3.1.14(a).

“Bank” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(4).

“Bank Financial Statements” means the Bank’s (a) unaudited balance sheets as of December 31, 2021, 2022, and 2023, and the related statements of income, cash flows and changes in shareholder’s equity for each of the years then ended, and (b) unaudited balance sheets as of September 30, 2024, and the related unaudited statement of income, together with the Subsequent Bank Financial Statements.

“Bank Merger” has the meaning assigned to such term in Recital B.

“Bank Merger Agreement” means the bank merger agreement by and between Glacier Bank and the Bank to be entered into concurrently with this Agreement pursuant to which the Bank Merger will be effected.

“BHC Act” has the meaning assigned to such term in Recital A(1).

“BOID” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(3).

“BOID 401(k)” means the Bank of Idaho 401(k) Plan.

“BOID Capital” means BOID’s capital stock, surplus and retained earnings determined in accordance with GAAP on a consolidated basis, net of goodwill and other intangible assets, calculated in the same manner in which BOID’s consolidated tangible equity capital at September 30, 2024, was determined, after giving effect to adjustments, calculated in accordance with GAAP, for accumulated other comprehensive income or loss as reported on BOID’s or the Bank’s balance sheet. BOID Closing Capital will also reflect the accumulated income or loss related to the fair value of BOID’s held-to-maturity securities as calculated in the same manner as the accumulated other comprehensive income or loss shown on the Bank’s balance sheet for available-for-sale securities. For purposes of determining BOID Closing Capital, purchase accounting adjustments and the Final Transaction Related Expenses of up to the Maximum Transaction Expense Amount will not be taken into account. To the extent Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to reflect proportionately items that are deductible under applicable Tax Laws to those that are not), will be treated as a reduction of BOID Capital for purposes of determining BOID Closing Capital to the extent such amounts have not, as of the date of determination, been accrued or paid by BOID or the Bank (regardless of whether such amounts are required to be expensed in accordance with GAAP). If Final Transaction Related Expenses are less than the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to the extent a particular item is deductible under applicable Tax Laws), will be treated as an increase in BOID Capital for such purpose; except as otherwise described in Schedule 1 to Exhibit B.

“BOID Class B Stock” means BOID non-voting Class B common stock, no par value, issued and outstanding from time to time.

“BOID Closing Capital” has the meaning assigned to such term in Section 4.12.

“BOID Common Stock” means BOID voting common stock, no par value, issued and outstanding from time to time.

“BOID ESOP” means the Bank of Idaho Holding Company Employee Stock Ownership Plan.

“BOID Financial Statements” means BOID’s (a) audited consolidated balance sheets as of December 31, 2021, 2022, and 2023, and the related statements of income, cash flows and changes in shareholders’ equity for each of the years then ended, and (b) unaudited consolidated balance sheet as of September 30, 2024, and the related unaudited consolidated statements of income, cash flows, and changes in shareholders’ equity for the period then ended.

“BOID Meeting” has the meaning assigned to such term in Section 4.2.2.

“BOID Options” has the meaning assigned to such term in Section 3.1.3(c).

“BOID Regulatory Reports” has the meaning assigned to such term in Section 3.1.4(a).

“BOID Reports” has the meaning assigned to such term in Section 3.1.4(c).

“BOID Restricted Stock” has the meaning assigned to such term in Section 1.4.4.

“BOID RSUs” has the meaning assigned to such term in Section 1.4.3.

“BOID SARs” has the meaning assigned to such term in Section 1.4.2.

“BOID Securities” has the meaning assigned to such term in Section 3.1.3(c).

“BOID Stock” means the shares of BOID Common Stock and BOID Class B Stock.

“BOID Stock Plans” means BOID’s 2019 Equity Incentive Plan and Second Amended and Restated 2006 Stock Appreciation Rights Plan.

“BOID Subordinated Debt” means BOID’s 5.75% Fixed-to-Floating Rate Subordinated Notes due 2030 and 3.375% Fixed-to-Floating Rate Subordinated Notes due 2031.

“BOID Subsidiaries” has the meaning assigned to such term in Section 3.1.1(c).

“Break-Up Fee” has the meaning assigned to such term in Section 7.5.

“Business Day” means any day other than a Saturday, Sunday, legal holiday or a day on which banking institutions located in the State of Montana or the State of Idaho are required by Law to remain closed.

“Certificate” has the meaning assigned to such term in Section 1.6.1.

“Claim” has the meaning set forth in Section 8.5.

“Closing” means the closing of the Transactions contemplated by this Agreement, as more fully specified in Section 2.2.

“Closing Capital Differential” means any positive or negative differential between the BOID Closing Capital and the Closing Capital Requirement.

“Closing Capital Requirement” means $122,126,000, plus the amount of BOID Closing Capital attributable to the exercise of BOID Options after September 30, 2024, if any.

“Compensation Plans” has the meaning assigned to such term in Section 3.1.18(c).

“Condition Satisfaction” has the meaning assigned to such term in Section 2.2.

“Coordinator” has the meaning assigned to such term in Section 4.6.1.

“Confidentiality Agreement” means that certain Non-Disclosure Agreement, dated as of February 15, 2024, by and between GBCI and BOID.

“Covid-19 Relief Acts” means the Coronavirus Aid, Relief and Economic Security Act, the Economic Aid to Hard-Hit Small Businesses, Nonprofits, and Venues Act and the American Rescue Plan Act of 2021.

“Daily Closing Price” for any Trading Day means the daily closing price per share of GBCI Common Stock on the New York Stock Exchange, as reported on the website www.nyse.com.

“Determination Date” means the tenth day immediately preceding the Effective Date.

“Disclosure Schedule” has the meaning assigned to such term in Section 3.1.

“Dissenting Shares” means the shares of BOID Stock held by those shareholders who have properly exercised their dissenters’ rights in accordance with the Appraisal Laws.

“Effective Date” means the date on which the Effective Time occurs.

“Effective Time” means the time the Merger becomes effective under the MBCA and IBCA in accordance with Section 2.1.

“Employees” has the meaning assigned to such term in Section 3.1.18(c).

“Environmental Laws” has the meaning assigned to such term in Section 3.1.6(a)(ii).

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations thereunder.

“ERISA Affiliate” means, with respect to any Person, any other entity that is considered one employer with such Person under Section 4001(b) of ERISA or IRC Section 414(t).

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“Exchange Agent” means American Stock Transfer & Trust Company, LLC.

“Exchange Fund” has the meaning assigned to such term in Section 1.5.

“Execution Date” means the date of this Agreement.

“Executive Officers” means, (a) with respect to GBCI and/or Glacier Bank Randall M. Chesler, Ronald J. Copher, and Donald J. Chery, and (b) with respect to BOID and/or the Bank, Caleb Dimick, Brian Kouhdari, Daivd Moe, Jeff Newgard, and Shanon Taylor.

“Fairness Opinion” has the meaning assigned to such term in Section 3.1.20.

“FDIC” means the Federal Deposit Insurance Corporation.

“Federal Reserve” means the Board of Governors of the Federal Reserve System.

“Final Transaction Related Expenses” has the meaning assigned to such term in Section 4.13.

“GAAP” means United States generally accepted accounting principles.

“GBCI” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(1).

“GBCI Average Closing Price” means the average Daily Closing Price of GBCI Common Stock for the 20 Trading Days immediately preceding the Determination Date.

“GBCI Common Stock” means the shares of GBCI common stock, $0.01 par value per share, issued and outstanding from time to time.

“GBCI Contracts” has the meaning assigned to such term in Section 3.2.2(a).

“GBCI Financial Statements” means GBCI’s (a) audited consolidated balance sheets as of December 31, 2021, 2022, and 2023, and the related audited consolidated statements of income, cash flows, and changes in shareholders’ equity for each of the years then ended, and (b) unaudited consolidated balance sheets as of September 30, 2024, and the related unaudited consolidated statements of income, cash flows, and changes in shareholders’ equity for the period then ended.

“GBCI Preferred Stock” means the shares of GBCI preferred stock, $0.01 par value per share.

“GBCI Regulatory Reports” has the meaning assigned to such term in Section 3.2.4(a).

“GBCI SEC Reports” has the meaning assigned to such term in Section 3.2.4(b).

“GBCI Shares” means the shares of GBCI Common Stock to be issued to the holders of BOID Stock as the Total Merger Consideration.

“GBCI Stock Plan” means the Glacier Bancorp, Inc. 2015 Stock Incentive Plan.

“GBCI Subsidiaries” means each Subsidiary of GBCI, including any corporation, bank, savings association, limited liability company, limited partnership, limited liability partnership or other organization acquired as a Subsidiary of GBCI after the date hereof and held as a Subsidiary by GBCI at the Effective Time.

“General Enforceability Exceptions” has the meaning assigned to such term in Section 3.1.1(d).

“Glacier Bank” has the meaning assigned to it in the first paragraph, as supplemented by the first sentence of Recital A(2).

“Governmental Authority” means any federal, state, local or non-U.S. government or subdivision thereof or any other governmental, administrative, judicial, taxing, arbitral, legislative, executive, regulatory or self-regulatory authority, instrumentality, agency, commission or body.

“Hazardous Substances” has the meaning assigned to such term in Section 3.1.6(a)(iii).

“IBCA” means the Idaho Business Corporation Act, as amended.

“Indemnified Parties” has the meaning assigned to such term in Section 6.3.1.

“Independent Accountants” has the meaning assigned to such term in Section 4.12.

“IRC” means the Internal Revenue Code of 1986, as amended, and the rules and regulations thereunder.

“Knowledge” or any similar knowledge qualification in this Agreement has the following meanings: (a) BOID will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of BOID or the Bank has actual knowledge of such fact or matter or if any such Person would reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of BOID’s and the Bank’s business that are under such individual’s general area of responsibility; and (b) GBCI will be deemed to have “Knowledge” of a particular fact or matter if any Executive Officer of GBCI or Glacier Bank has actual knowledge of such fact or matter or if any such Person would reasonably be expected to discover or otherwise become aware of such fact or matter in the course of making a reasonable inquiry into such areas of GBCI’s and Glacier Bank’s business that are under such individual’s general area of responsibility.

“Law” means any law, rule, ordinance or regulation of any Governmental Authority, as from time to time amended, modified or supplemented, including (in the case of statutes) by succession of comparable successor Laws and the related regulations thereunder; provided that, for purposes of any representations and warranties contained in this Agreement that are made as of a specific date or dates, references to any Law shall be deemed to refer to such Law, as amended, and the related regulations thereunder as of such date.

“Lease” or “Leases” means and refers to, as applicable, each and all leases, subleases, licenses, concessions, and other agreements (written or oral) under which BOID or any BOID Subsidiary holds any Leased Real Estate, including the right to all security deposits and other amounts and instruments deposited by or on behalf of BOID or any BOID Subsidiary thereunder.

“Leased Real Estate” means all leasehold or subleasehold estates and other rights to use or occupy any land, buildings, structures, improvements, fixtures, or other interest in real property, including approved and unopened branch offices, off-premises ATM locations and other facilities, held by BOID or any BOID Subsidiary.

“Letter of Transmittal” has the meaning assigned to such term in Section 1.6.1.

“Liens” means, collectively, liens, pledges, security interests, claims, preemptive or subscriptive rights or other encumbrances or restrictions of any kind.

“Material Adverse Effect” with respect to a Person means an effect that: (a) is materially adverse to the business, assets, financial condition or results of operations of the Person and its Subsidiaries taken as a whole; or (b) materially and adversely affects the ability of the Person to consummate the Transactions on or by the Termination Date or to perform its material obligations under this Agreement; provided, however, that a Material Adverse Effect shall not be deemed to include the impact of or be deemed to occur as a result of any effects to the extent attributable to: (i) any changes in Laws or other changes affecting depository institutions generally; (ii) any changes to GAAP or regulatory accounting requirements, that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies; (iii) any changes in general economic conditions; (iv) any changes in prevailing interest and deposit rates that do not have a materially more adverse effect on such party than that experienced by similarly situated financial services companies; (v) changes in financial, securities or credit markets; (vi) any changes in national or international political or social conditions, including any outbreak or escalation of major hostilities or acts of terrorism which involves the United States, declarations of any national or global epidemic, pandemic or disease outbreak, or the material worsening of such conditions threatened or existing as of the date of this Agreement; (vii) the impact of the public announcement of, pendency of or completion of the Transactions on relationships with customers and employees; (viii) any failure, in and of itself, to meet internal projections or forecasts (except that the facts or circumstances giving rise or contributing to such failure may nonetheless constitute, or be taken into account in determining whether there has been, a Material Adverse Effect); or (ix) any actions or omissions of a party taken at the written request of, or with the prior consent or written waiver of the other, or in contemplation of the Transactions as required or permitted under this Agreement, or as required under any regulatory approval received in connection with the Transactions.

“Material Contract” has the meaning assigned to such term in Section 3.1.9(a).

“Maximum Transaction Expense Amount” means $11,695,000 (without regard to Taxes or Tax benefits).

“MBCA” means the Montana Business Corporations Act, as amended.

“Merger” has the meaning assigned to such term in Recital B.

“MJC Partners” means MJC Partners, LLC.

“Montana Commissioner” means the Commissioner of the Montana Division of Banking and Financial Institutions.

“Objection Notice” has the meaning assigned to such term in Section 4.1.10.

“Option Exercise Notice Deadline” has the meaning assigned to such term in Section 1.4.1.

“ordinary course of business” means an action taken, or omitted to be taken, in the ordinary course of such business in all respects that is materially consistent with past practice, without taking into account the transactions contemplated hereby including the Transactions.

“Outside Date” has the meaning assigned to such term in Section 7.1.

“Owned Real Estate” means all land, together with all buildings, structures, fixtures and improvements located thereon and all easements, rights of way, and appurtenances relating thereto, including approved and unopened branch offices, off-premises ATM locations and other facilities, owned by BOID or any BOID Subsidiary other than REO Property.

“Per Share Stock Consideration” means 1.1000 shares of GBCI Common Stock, which is subject to adjustment pursuant to Sections 7.2.2 and 7.3.2, and subject to further adjustment by an amount per share equal to the Stock Consideration Per Share Adjustment Amount, if any, pursuant to Section 4.14.2. Further, if GBCI declares or effects a stock dividend, reclassification, recapitalization, split-up, combination, exchange of shares or similar transaction between the Execution Date and the Effective Date, the Per Share Stock Consideration will be adjusted accordingly.

“Permitted Exceptions” has the meaning assigned to such term in Section 4.1.10.

“Person” includes an individual, corporation, partnership, association, limited liability company, bank, trust or unincorporated organization.

“Plan” has the meaning assigned to such term in Section 3.1.18(b).

“PPP” means the Paycheck Protection Program.

“Properties,” with respect to any party to this Agreement, means properties or other assets owned or leased by such party or any of its Subsidiaries, whether tangible or intangible.

“Proposed Dissenting Shares” means those shares of BOID Stock as to which shareholders have properly given notice of their intent to assert appraisal rights pursuant to the Appraisal Laws.

“Prospectus/Proxy Statement” has the meaning assigned to such term in Section 4.2.1(a).

“Real Property” has the meaning assigned to such term in Section 3.1.5(c).

“Registration Statement” has the meaning assigned to such term in Section 4.2.1(a).

“REO Property” means “other real estate owned” (as defined by the FDIC).

“Requisite Regulatory Approvals” has the meaning assigned to such term in Section 4.3.

“Response Notice” has the meaning assigned to such term in Section 4.1.10.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations thereunder.

“Securities Laws” has the meaning assigned to such term in Section 3.1.3(d).

“Stock Consideration Per Share Adjustment Amount” has the meaning assigned to such term in Section 4.14.2.

“Subject Properties” has the meaning assigned to such term in Section 3.1.6(a)(i).

“Subsequent Bank Financial Statements” means the Bank’s unaudited internal balance sheets and related internal unaudited statements of income and changes in shareholder’s equity for each month after the Execution Date and before Closing or an earlier Termination Date prepared in accordance with Section 4.1.8.

“Subsequent BOID Financial Statements” means BOID’s (a) audited consolidated balance sheet as of December 31, 2024, and the related statements of income, cash flows and changes in shareholders’ equity, and (b) unaudited consolidated and parent-only balance sheets and related unaudited consolidated statements of income and changes in shareholders’ equity for each month after the Execution Date and before Closing or the Termination Date, as the case may be, prepared in accordance with Section 4.1.8.

“Subsidiary” with respect to any party to this Agreement means any Person in which such party, directly or indirectly, (a) owns or controls at least a majority of the outstanding capital stock or voting power of its outstanding securities or (b) has the power to appoint a general partner, manager or managing member or others performing similar functions.

“Superior Proposal” means, with respect to BOID and/or the Bank, any Acquisition Proposal that the board of directors of BOID in good faith concludes (after consultation with its financial advisors and outside counsel, and after taking into account, among other things, the terms and conditions of this Agreement (as it may be proposed to be amended by GBCI) and all legal, financial, regulatory, and other aspects of the proposal and the Person making the proposal), (a) would, if consummated, result in a transaction that is more favorable to BOID shareholders (in their capacities as shareholders), from a financial point of view, than the transactions contemplated by this Agreement (as it may be proposed to be amended by GBCI), and (b) is reasonably probable of being completed.

“Superior Proposal Notice Period” has the meaning assigned to such term in Section 7.4.7.

“Takeover Laws” and “Takeover Provisions” each has the meaning assigned to such terms in Section 3.1.19(b).

“Taxes” means all federal, state, local, non-U.S. and other income, gross receipts, sales, use, production, ad valorem, transfer, franchise, registration, profits, license, lease, service, service use, withholding, payroll, employment, unemployment, estimated, excise, severance, environmental, stamp, occupation, premium, property (real or personal), real property gains, windfall profits, customs, duties or other taxes, fees, assessments or charges imposed by a Governmental Authority in the nature of a tax of any kind whatsoever, together with any interest, additions, or penalties with respect thereto and any interest in respect of such additions or penalties.

“Tax Returns” means any return, declaration, report, claim for refund, information return or statement or other document required to be filed with or provided to any taxing authority in respect of Taxes, including any schedule or attachment thereto, and including any amendment thereof.

“Termination Date” means the date on which termination of this Agreement takes place under Article 7, if any.

“Title Companies” has the meaning assigned to such term in Section 4.1.10.

“Total Consideration Value Per Share” means the product obtained by multiplying (i) the Per Share Stock Consideration by (ii) the GBCI Average Closing Price.

“Total Merger Consideration” means the number of shares of GBCI Common Stock determined by multiplying (a) the Per Share Stock Consideration by (b) the number of shares of BOID Stock outstanding at the Effective Time, which in any event shall not exceed 4,912,411 shares of GBCI Common Stock, subject to Sections 4.1.2(a) and 7.3.2.

“Trading Day” means a day on which GBCI Common Stock is traded on the New York Stock Exchange.

“Transactions” has the meaning assigned to such term in Recital B.

“Transaction Related Expenses” means all payments and obligations of BOID or the Bank related to the preparation and performance of this Agreement and the completion of the Transactions contemplated hereby, including without limitation as fall within the categories more fully described on Exhibit B hereto.

“Treasury Regulations” means any Treasury Regulations (including temporary regulations) promulgated by the United States Department of the Treasury with respect to the IRC, as amended.

“Uncertificated Shares” has the meaning assigned to such term in Section 1.6.1.

ARTICLE 1

TERMS OF TRANSACTION

1.1 Effect of Merger. Upon the Effective Time, pursuant to the terms and subject to the conditions set forth in this Agreement and the applicable provisions of the MBCA and IBCA, BOID will merge with and into GBCI, with GBCI as the surviving corporation, and in connection therewith, all shares of BOID Stock issued and outstanding immediately prior to the Effective Time will, by virtue of the Merger and without any further action on the part of any holder of shares of BOID Stock, be (a) with respect to shares of BOID Stock not constituting Proposed Dissenting Shares, cancelled and extinguished and converted automatically into the right to receive in the aggregate the Total Merger Consideration plus the aggregate amount of cash in lieu of fractional shares in accordance with Section 1.3, and (b) with respect to any Proposed Dissenting Shares, entitled to the rights provided by the IBCA. Immediately following the Merger, pursuant to the Bank Merger Agreement and as set forth in Section 1.7, the Bank will be merged with and into Glacier Bank, with Glacier Bank as the surviving bank.

1.2 Merger Consideration. Subject to the provisions of this Agreement, including Section 1.3 as of the Effective Date:

1.2.1 Outstanding GBCI Common Stock. The shares of GBCI Common Stock issued and outstanding immediately prior to the Effective Time will remain as issued and outstanding.

1.2.2 Outstanding BOID Stock. Each share of BOID Stock issued and outstanding as of the Effective Time, excluding Proposed Dissenting Shares, will be converted into and represent the right to receive from GBCI, in accordance with Section 1.6, (a) the Per Share Stock Consideration, plus (b) any cash in lieu of fractional shares of GBCI Common Stock in accordance with Section  1.3.

1.3 No Fractional Shares. No fractional shares of GBCI Common Stock will be issued in the Merger. In lieu of fractional shares, if any, each holder of BOID Stock who is otherwise entitled to receive a fractional share of GBCI Common Stock after adding together all shares of GBCI Common Stock received by such holder in the Merger will receive an amount of cash equal to the product of such fractional share multiplied by the GBCI Average Closing Price. Such fractional share interests will not include the right to vote or receive dividends or any interest on dividends.

1.4 BOID Stock Awards.

1.4.1 Outstanding BOID Options. The BOID Options have been duly granted and remain outstanding pursuant to the BOID Stock Plans. If any holder of a BOID Option that may by its terms be exercised provides a notice of exercise of such BOID Option to BOID on or before the 30th calendar day prior to the Effective Date (such date, the “Option Exercise Notice Deadline”), BOID shall issue shares of BOID Common Stock upon such exercise in accordance with the terms of the BOID Options and the applicable BOID Stock Plan, including receipt of payment of the exercise price therefor, and each such share of BOID Common Stock shall be converted into the right to receive the Per Share Stock Consideration and cash in lieu of fractional shares in accordance with Section 1.3 at the Effective Time. No exercise of BOID Options shall be permitted if an option holder fails to provide notice of exercise to BOID by the Option Exercise Notice Deadline. With respect to BOID Options that remain outstanding and unexercised at the Effective Time, such BOID Options, whether vested or unvested at the Effective Time, and without any action on the part of any holder thereof, shall be canceled, and in lieu thereof, the holders of such BOID Options shall be paid in cash an amount equal to the product of (a) the number of shares of BOID Common Stock subject to such option at the Effective Time and (b) the amount by which the Total Consideration Value Per Share exceeds the exercise price per share of such BOID Option, net of any cash which must be withheld under applicable federal and state income and employment tax Laws. BOID shall, if requested by GBCI, obtain from each holder of BOID Options entitled to receive a cash payment under this Section a fully executed cancellation agreement in form and substance reasonably satisfactory to GBCI. The execution of such cancellation agreement shall be a condition to the receipt of a cash payment in cancellation of BOID Options. In the event that the exercise price of a BOID Option (whether vested or unvested) outstanding at the Effective Time is greater than the Total Consideration Value Per Share, then automatically and without any action on the part of any holder thereof, at the Effective Time, such BOID Option shall be canceled without any payment made in exchange therefor.

1.4.2 Stock Appreciation Rights. Immediately prior to the Effective Time, each outstanding or payable stock appreciation right of BOID (the “BOID SARs”) shall, automatically and without any action on the part of the holder thereof, be canceled, and in lieu thereof, the holders of such BOID SARs shall be paid in cash an amount equal to the amount by which the Total Consideration Value Per Share exceeds the exercise price of such BOID SAR, net of any cash which must be withheld under applicable federal and state income and employment tax Laws. BOID shall obtain from each holder of BOID SARs entitled to receive a cash payment under this Section a fully executed cancellation agreement in form and substance reasonably satisfactory to GBCI. The execution of such cancellation agreement shall be a condition to the receipt of a cash payment in cancellation of BOID SARs. In the event that the exercise price of a BOID SAR (whether vested or unvested) outstanding at the

Effective Time is greater than the Total Consideration Value Per Share, then automatically and without any action on the part of any holder thereof, at the Effective Time, such BOID SAR shall be canceled without any payment made in exchange therefor.

1.4.3 Restricted Stock Units. Immediately prior to the Effective Time, each outstanding restricted stock unit of BOID (the “BOID RSUs”) shall, automatically and without any action on the part of the holder thereof, vest and be settled through the issuance of unrestricted shares of BOID Common Stock in accordance with the terms of each award agreement and the applicable BOID Stock Plan, and each such share of BOID Common Stock shall be converted into the right to receive at the Effective Time the Per Share Stock Consideration and cash in lieu of fractional shares in accordance with Section 1.3.

1.4.4 Restricted Stock. Immediately prior to the Effective Time, each outstanding restricted stock award of BOID (the “BOID Restricted Stock”) shall, automatically and without any action on the part of the holder thereof, vest and be settled through the issuance of unrestricted shares of BOID Common Stock in accordance with the terms of each award agreement and the applicable BOID Stock Plan, and each such share of BOID Common Stock shall be converted into the right to receive at the Effective Time the Per Share Stock Consideration and cash in lieu of fractional shares in accordance with Section 1.3.

1.4.5 Corporate Action. Prior to the Effective Time, the board of directors of BOID and the Compensation Committee thereof, as applicable, will take all reasonable corporate actions and adopt such resolutions as may be necessary or appropriate to effectuate this Section 1.4.

1.5 Deposit of Cash and Shares. At or prior to the Closing, GBCI will deposit, or will cause to be deposited, with the Exchange Agent, for the benefit of the holders of BOID Stock, for exchange in accordance with this Section 1.5 and Section 1.6, (a) evidence of shares in book-entry form, representing the GBCI Shares for payment of the Total Merger Consideration in full; and (b) the aggregate cash in lieu of fractional shares to be paid in accordance with Section 1.3. Such cash and evidence of the GBCI Shares, together with any dividends or distributions with respect thereto, are referred to in this Agreement as the “Exchange Fund.” To the extent that the Exchange Fund diminishes for any reason below the amount required to promptly pay in full the amounts contemplated by this Section 1.5, GBCI shall promptly replace or restore such amounts so as to ensure that the Exchange Fund is at all times maintained at a level sufficient to make in full such payments contemplated by this Article 1. The Exchange Fund shall not be used for any purpose other than as provided in this Agreement.

1.6 Certificates.

1.6.1 Letter of Transmittal. GBCI will use its reasonable best efforts to cause the Exchange Agent, within five Business Days following the Effective Date, to mail to each holder of record of a certificate evidencing shares of BOID Stock (a “Certificate”) or evidence of a book-entry account statement relating to the ownership of shares of BOID Stock (“Uncertificated Shares”) a customary form letter of transmittal advising such holder of the procedure for the conversion of each holder’s BOID Stock, whether evidenced by a Certificate or constituting Uncertificated Shares, into the consideration to which such holder may be entitled pursuant to this Agreement (“Letter of Transmittal”).

1.6.2 Payment Procedures. Each Certificate and Uncertificated Share will, from and after the Effective Time, be deemed for all corporate purposes to represent and evidence only the right to receive the Per Share Stock Consideration (and cash for fractional shares in accordance with Section 1.3) owing in respect of the number of shares of BOID Stock represented thereby. Following the Effective Time, holders of shares of BOID Stock will provide to the Exchange Agent a properly completed and executed Letter of Transmittal or transfer their shares of BOID Stock by an “agent’s message” to the Exchange Agent (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) in exchange for, (a) evidence of issuance in book-entry form equal to the Per Share Stock Consideration multiplied by the aggregate number of shares of BOID Stock represented by such Certificates or Uncertificated Shares, rounded down to the nearest whole number; and (b) cash in lieu of fractional shares, if any, to which such holder is entitled in accordance with Section 1.3. Until such “agent’s message” (or such other evidence, if any, of transfer as the Exchange Agent may reasonably request) and a properly executed Letter of Transmittal is received by the Exchange Agent (or, in the case of a lost, stolen, or destroyed Certificate, the procedure in Section 1.6.3 is complied with), the holder of shares of BOID Stock will not be entitled to receive his, her or its Per Share Stock Consideration or other amounts payable pursuant hereto.

1.6.3 Lost, Stolen, and Destroyed Certificates.

(a) BOID will use commercially reasonable efforts to contact BOID shareholders of record prior to the Effective Date and determine whether any Certificates have been lost, stolen or destroyed. Prior to the Effective Date, BOID will be authorized to re-issue Certificates or issue evidence of ownership in book-entry form if the holder provides BOID with (a) satisfactory evidence in a reasonable form that the holder owns BOID Stock and that the Certificate representing this ownership is lost, stolen, or destroyed, (b) any affidavit or security BOID’s transfer agent may require in accordance with its policies or procedures, and (c) any reasonable additional assurances that BOID may require.

(b) Beginning after the Effective Date, with respect to any remaining Certificates that have been lost, stolen, or destroyed, the Exchange Agent will be authorized to issue or pay the holder’s Per Share Stock Consideration and cash in lieu of fractional shares in accordance with Section 1.3 in exchange thereof, if the holder provides GBCI with: (a) satisfactory evidence in a reasonable form that the holder owns BOID Stock and that the Certificate representing this ownership is lost, stolen, or destroyed, (b) any affidavit or security GBCI’s transfer agent may require in accordance with its policies and procedures (including such bond as may be required by the Exchange Agent in accordance with such policies), and (c) any reasonable additional assurances that GBCI or the Exchange Agent may require.

1.6.4 Rights to Dividends and Distributions. After the Effective Time, no holder of any Certificate will be entitled to receive any dividends or other distributions otherwise payable to holders of record of GBCI Common Stock on any date on or after the Effective Date, unless the holder has surrendered in accordance with this Agreement his, her or its Certificates (or has met the requirements of Section 1.6.3) in exchange for evidence of GBCI stock ownership. Surrender of Certificates will not deprive the holder of any dividends or distributions that the holder is entitled to receive as a record holder of BOID Stock prior to the Effective Time. When the holder surrenders his, her or its Certificates in exchange for GBCI Shares, the holder shall become a shareholder of record of GBCI and shall receive the amount, without interest, of any cash dividends and any other distributions declared and distributed after the Effective Time on the whole number of GBCI Shares into which the holder’s BOID Stock was converted at the Effective Time.

1.6.5 Unclaimed Merger Consideration. Any portion of the Exchange Fund that remains unclaimed by shareholders of BOID on a date that is 12 months after the Effective Date may be returned to GBCI, at GBCI’s election. To the extent so returned, holders of BOID Stock who have not, prior to such time, complied with the provisions of this Section 1.6 will, from such time forward, look only to GBCI for payment of the Per Share Stock Consideration and cash in lieu of fractional shares to which they are entitled and/or unpaid dividends and distributions on the GBCI Shares deliverable with respect to each share of BOID Stock held by such holders as determined pursuant to this Agreement, in each case, without any interest. Neither GBCI nor BOID will be liable to any holder of BOID Stock for any amount properly delivered to a public official pursuant to applicable abandoned property, escheat or similar Laws. In the event of a dispute with respect to ownership of BOID Stock, GBCI and the Exchange Agent shall be entitled to deposit the Per Share Stock Consideration and cash in lieu of fractional shares represented thereby in escrow with an independent third party with instructions to release the Per Share Stock Consideration as determined between the disputing parties promptly upon resolution of the dispute, and thereafter be relieved of any responsibility with respect to any claims thereto.

1.7 Bank Merger. The board of directors of Glacier Bank and the Bank, respectively, have adopted the Bank Merger Agreement and have caused the Bank Merger Agreement to be executed by Glacier Bank and the Bank simultaneously with the execution and delivery of this Agreement. Prior to the Effective Time, GBCI and BOID, as the sole shareholders of Glacier Bank and the Bank, respectively, shall approve the Bank Merger and the Bank Merger Agreement. Immediately following the Effective Time, Glacier Bank and the Bank shall (a) consummate the Bank Merger and (b) file with the Secretaries of State of Montana and Idaho, as applicable, articles of merger, in the form required by and executed in accordance with the relevant provisions of the MBCA and IBCA. The effect of the Bank Merger shall be as provided in the Bank Merger Agreement, applicable federal and state banking Laws and the applicable provisions of the IBCA and the MBCA.

ARTICLE 2

CLOSING OF TRANSACTION

2.1 Effective Date. The Merger shall be consummated at the Effective Time by the filing with and acceptance by the Secretaries of State of Montana and Idaho of Articles of Merger, in the form required by and executed in accordance with the relevant provisions of the MBCA and IBCA (together, the “Articles of Merger”). The Effective Time will be the time specified in the Articles of Merger filed with the Secretaries of State of Montana and Idaho, unless no time is specified in the Articles of Merger in which case it shall be the time that the filing is accepted. At the Closing, the parties shall cause the Articles of Merger to be filed with the Secretaries of State of Montana and Idaho in accordance with the relevant provisions of the MBCA and the IBCA.

2.2 Events of Closing. Subject to the terms and conditions of this Agreement, unless otherwise agreed by the parties, the Transactions shall be effective as of the last day of the month occurring not less than five Business Days after fulfillment or waiver of each condition precedent set forth in, and the granting of each approval (and expiration of any waiting period) covered by Article 5 (other than those conditions or approvals that by their nature are to be satisfied by action taken at the Closing) (the “Condition Satisfaction”); provided, that (a) GBCI shall not be required to consummate the Transactions on May 31, 2025, (b) if the Outside Date is less than five Business Days after the Condition Satisfaction, then the Closing shall occur and be effective one Business Day prior to the Outside Date, and (c) if the Closing would occur as of a quarter-end, then the Closing shall occur and be effective on the first Business Day of the new quarter. At or prior to the Closing, all properly executed documents required by this Agreement will be delivered to the proper party, in form consistent with this Agreement. If any party fails to deliver a required document at the Closing or otherwise defaults under this Agreement prior to the Closing, then the Closing and the Transactions will not occur unless the adversely affected party waives the default.

2.3 Manner and Time of Closing. The Closing will take place remotely via the electronic exchange of documents and signatures on such date as the parties may reasonably agree, at 10:00 a.m. Mountain Time, or such other time as the parties agree.

ARTICLE 3

REPRESENTATIONS AND WARRANTIES

3.1 Representations and Warranties of BOID and the Bank. Each of BOID and the Bank represents and warrants to GBCI and Glacier Bank that, except as disclosed in the confidential disclosure schedule delivered in connection with this Agreement (which disclosure schedule shall not be deemed a part of this Agreement and shall set forth, among other things, items the disclosure of which are necessary or appropriate either in response to an express disclosure requirement contained in this Agreement or as an exception to one or more representations or warranties contained in this Section 3.1) (the “Disclosure Schedule”):

3.1.1 Organization and Good Standing; Authority.

(a) BOID is a corporation duly organized, validly existing and in good standing under the Laws of the State of Idaho, is a registered bank holding company pursuant to the BHC Act, and has all requisite corporate power and authority to own and operate its Properties and to carry on its businesses as now conducted. BOID is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BOID. True and complete copies of the articles of incorporation and bylaws of BOID, as in effect as of the date of this Agreement, have previously been made available to GBCI. BOID is not in violation of any of the provisions of its articles of incorporation or bylaws.

(b) The Bank is duly organized, validly existing, and in good standing under the Laws of the State of Idaho, is an Idaho state-chartered bank subject to primary regulation, supervision and examination by the FDIC and the Idaho Department of Finance and has all requisite corporate power and authority to own and operate its Properties and to carry on its business as now conducted. The deposit accounts of the Bank are insured by the FDIC through the Deposit Insurance Fund (as defined in Section 3(y) of the Federal Deposit Insurance Act of 1950, as amended) to the fullest extent permitted by Law, all premiums and assessments required to be paid in connection therewith have been paid when due, and no proceedings for the termination of such insurance are pending or threatened. The Bank is duly licensed or qualified to do business and in good standing in each jurisdiction in which the nature of the business conducted by it or the character or location of the properties and assets owned or leased by it makes such licensing or qualification necessary, except where the failure to be so licensed or qualified or to be in good standing would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BOID. There are no restrictions on the ability of the Bank to pay dividends or distributions, other than restrictions on dividends or distributions generally applicable to similarly situated regulated entities. True and complete copies of the articles of incorporation and bylaws of the Bank, as in effect as of the date of this Agreement, have previously been made available to GBCI. The Bank is not in violation of any of the provisions of its articles of incorporation or bylaws.

(c) BOID has no Subsidiaries (other than the Bank) (the Bank is sometimes referred to herein as, the “BOID Subsidiaries”).

(d) This Agreement has been duly executed and delivered by each of BOID and the Bank and, assuming due and valid authorization, execution and delivery of this Agreement by GBCI and Glacier Bank, is a valid and binding obligation of each of BOID and the Bank enforceable against BOID and the Bank, respectively, in accordance with its terms, except that (i) such enforcement may be subject to applicable bankruptcy, reorganization, insolvency, moratorium or other similar Laws, now or hereafter in effect, affecting creditors’ rights generally, and (ii) the remedy of specific performance and injunctive and other forms of equitable relief may be subject to equitable defenses and to the discretion of the court before which any proceeding may be brought (the “General Enforceability Exceptions”).

3.1.2 No Breach or Violation.

(a) Assuming the approval described in Section 5.3.8 is obtained and all Requisite Regulatory Approvals made and/or obtained, as applicable, the execution, delivery and performance of this Agreement does not and will not, and the consummation of the Transactions will not, constitute or result in: (i) a breach or violation of, or a default under, the articles of incorporation or bylaws of BOID or the Bank, (ii) assuming that all consents, approvals, authorizations, permits, actions, filings or notifications contemplated by Section 3.1.2(b) have been obtained or made, as applicable, a material violation of any Law, or any governmental or non-governmental permit or license to which either BOID or any BOID Subsidiary, or any of their respective Properties or assets is subject, (iii) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any Material Contract, or (iv) any change in the rights or obligations of any party to a Material Contract, except, in the case of clause (iii) and clause (iv), as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BOID.

(b) The execution, delivery and performance of this Agreement by BOID and the Bank and the consummation of the Transactions do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for (i) applicable requirements of the Securities Act, including, without limitation, the filing and declaration of effectiveness of the Registration Statement, (ii) applicable requirements of the Exchange Act, (iii) the Requisite Regulatory Approvals, (iv) state securities, takeover and “Blue Sky” Laws, (v) the filing of the Articles of Merger as required by the IBCA and the MBCA, and (vi) any such other consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BOID.

3.1.3 Capital Stock.

(a) The authorized capital stock of BOID consists of 5,000,000 shares of BOID Common Stock, no par value, and 1,000,000 shares of BOID Class B Stock, no par value per share. A total of 3,518,167 shares of BOID Common Stock and 927,165 shares of BOID Class B Stock were issued and outstanding as of the Execution Date, all of which shares were duly authorized, validly issued and are fully paid and nonassessable.

(b) The authorized capital stock of the Bank consists of 500,000 shares of common stock, $10.00 par value per share. A total of 140,172 shares of common stock of the Bank are issued and outstanding and owned by BOID as of the Execution Date. All shares of Bank common stock issued and outstanding as of the Execution Date are owned by BOID free and clear of all Liens (except as provided under 12 U.S.C. § 55 or any comparable provision of applicable state Law), are duly authorized, validly issued, and are fully paid, and nonassessable.

(c) Except as set forth in Schedule 3.1.3 and except for 345,725 shares of BOID Common Stock reserved for issuance upon exercise of options duly granted under the BOID Stock Plans and outstanding as of the Execution Date (the “BOID Options”), 10,413 shares of BOID Common Stock reserved for issuance upon the settlement of outstanding BOID RSUs, 35,000 shares of BOID Restricted Stock outstanding, and 24,291 BOID SARs outstanding, (i) there are no shares of BOID Stock reserved for issuance, (ii) there are no outstanding securities or rights convertible into or exchangeable for capital stock of or other equity or voting securities of or an ownership interest in BOID or any BOID Subsidiary, (iii) there are no outstanding subscriptions, options, warrants, stock appreciation, phantom stock, profit participation or similar rights, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights or other agreements or commitments of any nature relating to the acquisition of, or BOID’s obligation to issue, transfer, redeem, repurchase, sell or register, capital stock of or other equity or voting securities of or an ownership interest in BOID (or securities or rights convertible into or exchangeable or exercisable for capital stock of or other equity or voting securities of or an ownership interest in BOID), (iv) there are no voting trusts, shareholders’ agreements, proxies or other agreements or understandings in effect to which BOID, or, to the Knowledge of BOID, a director of BOID, is a party with respect to the voting or transfer of any of the shares of capital stock of or other equity or voting securities of or an ownership interest in BOID (other than the agreements described in Recital E), and (v) there are no outstanding subscriptions, options, warrants, stock appreciation, phantom stock, profit participation or similar rights, preemptive rights, anti-dilutive rights, rights of first refusal or similar rights or other agreements or commitments of any nature relating to the acquisition of, or any BOID Subsidiary’s obligation to issue, transfer, redeem, repurchase, sell or register, shares of capital stock of or other voting or equity securities of or ownership interests in any BOID Subsidiary (or securities or rights convertible into or exchangeable or exercisable for shares of capital stock of or other voting or equity securities of or an ownership interest in any BOID Subsidiary). The BOID Stock, together with the securities described in the introductory clause of this Section 3.1.3(c), are referred to as the “BOID Securities.”

(d) All outstanding shares of BOID Stock and all outstanding shares of capital stock, voting securities, or other ownership interests in any BOID Subsidiary, have been issued or granted, as applicable, in compliance in all material respects with the Securities Act, the Exchange Act, and state securities and “Blue Sky” laws (collectively, the “Securities Laws”).

3.1.4 Reports and Financial Statements.

(a) Since January 1, 2022, each of BOID and the Bank have filed all reports and statements, together with any required amendments to these reports and statements (collectively, the “BOID Regulatory Reports”), that they were required to file with (i) the Federal Reserve, (ii) the FDIC, and (iii) any other applicable federal or state banking, insurance, or other regulatory authorities, and has paid all material fees and assessments due and payable in connection herewith. Each of the BOID Regulatory Reports, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(b) BOID has delivered or otherwise made available to GBCI a copy of, and Schedule 3.1.4(b) contains a complete and accurate list of, each and any registration statement, offering circular, private placement memorandum, tender offer statement or statement of offer to redeem, proxy statement or information statement, or similar document under Securities Laws filed, used or circulated by it or the Bank with respect to periods since January 1, 2022, through the Execution Date.

(c) The reports and other documents referred to in the foregoing paragraphs are collectively referred to as the “BOID Reports.” As of their respective dates (and without giving effect to any amendments or modifications filed after the Execution Date), each of the BOID Reports, including the related financial statements, exhibits, and schedules, filed, used, or circulated before the Execution Date complied (and each of the BOID Reports filed after the Execution Date, will comply) as to form in all material respects with applicable statutes, rules and regulations as of their respective dates, including all Securities Laws in the case of the BOID Reports described in Section 3.1.4(a), and did not (or, in the case of reports, statements, or circulars filed after the Execution Date, will not) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading, except as has not and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BOID. Neither BOID nor any of the BOID Subsidiaries is required to file or furnish any forms, reports, or other documents with the SEC.

(d) Each of BOID’s balance sheets included in the BOID Financial Statements has been prepared in all material respects in conformity with GAAP and fairly presents in all material respects (or, in the case of BOID Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of each of BOID and the Bank as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders’ equity included in the BOID Financial Statements, fairly presents (or, in the case of BOID Financial Statements for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders’ equity and cash flows, as the case may be, of each of BOID and the Bank for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

(e) BOID maintains a system of internal accounting controls sufficient to comply in all material respects with all legal and accounting requirements applicable to the businesses of BOID and the BOID Subsidiaries. Since January 1, 2022, BOID has not identified any significant deficiencies or material weaknesses in the design or operation of its internal control over financial reporting, and BOID has not effected any material change in its internal control over financial reporting.

(f) Since January 1, 2022, to the Knowledge of BOID, neither BOID nor any of the BOID Subsidiaries has received or otherwise obtained knowledge of any material complaint, allegation, or claim regarding (i) the accounting or auditing practices or procedures (including with respect to loan loss reserves, write-downs, charge-offs and accruals) of BOID or any BOID Subsidiary, including any material complaint, allegation, or claim that BOID or any BOID Subsidiary has engaged in questionable accounting or auditing practices, or (ii) any material violation of securities laws, breach of fiduciary duty or similar violation by BOID or any BOID Subsidiary or any of their respective officers, directors, employees or agents.

(g) The books and records of BOID and the BOID Subsidiaries have been accurately maintained in all material respects, and in accordance with the business practices customary in the banking industry, and they fairly reflect the substance of events and transactions included therein. Such books and records comply in all material respects with applicable legal, regulatory, accounting and banking requirements in effect at the time they were produced.

(h) Schedule 3.1.4(h) lists all investments (other than investments in BOID Subsidiaries and securities issued by any Governmental Authority) owned by BOID, the Bank, or any other BOID Subsidiary as of September 30, 2024. All such investments comply with all applicable Laws and regulations, including without limitation the BHC Act.

3.1.5 Properties.

(a) BOID or the Bank has good and marketable fee simple title to the Owned Real Estate free and clear of any Liens (other than Liens for Taxes not yet delinquent, non-monetary Liens on the Owned Real Estate that do not adversely affect the use or value of the Owned Real Estate in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds, repurchase agreements and any other Liens disclosed in the BOID Financial Statements and any other Permitted Exceptions). Schedule 3.1.5(a) contains a true and complete list by address of the Owned Real Estate owned by BOID or the Bank as of the Execution Date. Except as set forth on Schedule 3.1.5(a), neither BOID nor any BOID Subsidiary: (i) lease or grant any Person (other than another BOID Subsidiary) the right to occupy all or any part of the Owned Real Estate; (ii) other than to GBCI, has granted any Person an option, right of first offer, or right of first refusal to purchase such Owned Real Estate or any portion thereof or interest therein; or (iii) has received written notice of any pending, or, to the Knowledge of BOID, threatened, condemnation proceeding affecting any Owned Real Estate or any portion thereof or interest therein. Neither BOID nor any BOID Subsidiary is a party to any agreement or option to purchase any real property or interest therein.

(b) Schedule 3.1.5(b) contains a true and complete list of all Leases (including all amendments, extensions, renewals, guaranties, and other agreements with respect thereto) as of the Execution Date for each Leased Real Estate (including the date and name of the parties to such Lease document). BOID has delivered to GBCI a true and complete copy of each such Lease. With respect to each of the Leases: (i) such Lease is a legal, valid, binding and enforceable obligation of BOID or a BOID Subsidiary, as applicable, and in full force and effect; (ii) neither BOID nor any BOID Subsidiary nor, to the Knowledge of BOID, any other party to the Lease, is in breach or default under such Lease, and no event has occurred or circumstance exists which, with or without notice, lapse of time, or both, would constitute a breach or default on the part of BOID or any BOID Subsidiary under such Lease; (iii) BOID’s or a BOID Subsidiary’s possession and quiet enjoyment of the Leased Real Estate under such Lease has not been disturbed, and to the Knowledge of BOID, there are no disputes with respect to such Lease; and (iv) there are no Liens on the estate created by such Lease (other than Liens for Taxes not yet delinquent, non-monetary Liens on the estate created by such Lease that do not adversely affect the use or value of such estate in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements). Neither BOID nor any BOID Subsidiary has assigned, pledged, mortgaged, hypothecated, or otherwise transferred any Lease or any interest therein nor has BOID or any BOID Subsidiary subleased, licensed, or otherwise granted any Person (other than another BOID Subsidiary) a right to use or occupy such Leased Real Estate or any portion thereof.

(c) The Owned Real Estate identified in Schedule 3.1.5(a) and the Leased Real Estate identified in Schedule 3.1.5(b) comprise all of the real property used or intended to be used in, or otherwise related to, the business of BOID or any BOID Subsidiary (collectively, the “Real Property”). To the Knowledge of BOID, all buildings and structures on the Real Property and the equipment located thereon are in all material respects (i) in good operating condition and repair (ordinary wear and tear excepted) and (ii) in conformance with all ordinances, regulations, zoning and other Laws.

(d) BOID has delivered to GBCI true, accurate and complete copies of each of the following to the extent in the possession or control of BOID or its BOID Subsidiaries and in any way related to the Real Property: (i) title policies together with legible copies of all underlying exceptions, (ii) zoning reports and zoning letters, and (iii) licenses and permits necessary for the use and occupancy of such real property for its current use. To the Knowledge of BOID, no exceptions, reservations, or encumbrances have arisen or been created since the date of issuance of those policies that would interfere with the current use and occupancy of the Real Property (other than Liens for Taxes not yet delinquent).

(e) BOID and each BOID Subsidiary are in possession of and have good and marketable title to, or valid leasehold interests in or valid rights under contract to use, the machinery, equipment, furniture, fixtures, on-premises ATMs, security systems, safe deposit boxes (exclusive of contents), vaults, sign structures and other tangible personal property and assets owned, leased, or used by BOID or any BOID Subsidiary, free and clear of all Liens (other than Liens for Taxes not yet delinquent, non-monetary Liens on the tangible personal property that do not adversely affect the use or value of the tangible personal property in any material respect, pledges to secure deposits and other security provided in the ordinary course of business including, without limitation, security for Federal Home Loan Bank borrowings, federal funds and repurchase agreements).

(f) Schedule 3.1.5(f) lists all of the Bank’s existing branches and offices, all off-site ATMs, and all new branches or offices that the Bank has applied to establish or purchase, along with the estimated cost to establish or purchase those new branches.

3.1.6 Environmental Matters.

(a) For purposes of this Agreement, the following definitions apply:

(i) “Subject Properties” with respect to BOID and the BOID Subsidiaries means (A) all real property at which its businesses have been conducted, and any property where under any Environmental Law it or any BOID Subsidiary is deemed to be the present or past owner or operator of the property; (B) any facility in which it is or was the owner or operator of the facility; and (C) all other real property that, for purposes of any Environmental Law, it otherwise would be deemed to be a present or past owner or operator of or as otherwise having control over during the five years prior to the Execution Date.

(ii) “Environmental Laws” means all federal, state and local environmental, health, and safety Laws, regulations, orders, authorizations, common Law and agency requirements relating to: (A) the protection or restoration of the environment, health and safety as it relates to exposures to Hazardous Substances or natural resource damages, (B) the handling, use, transportation, treatment, storage, presence, disposal, release or threatened release of, or exposure to, any Hazardous Substance, or (C) wetlands, indoor air quality, pollution, contamination or any injury or threat of injury to persons or property from exposure to any Hazardous Substance, including without limitation the Resource Conservation and Recovery Act, the Comprehensive Environmental Response, Compensation and Liability Act, the Clean Water Act, and the Federal Clean Air Act, each as amended, and including their respective state counterparts.

(iii) “Hazardous Substances” means any substance, material or waste that is (A) defined as a “hazardous substance,” “pollutant or contaminant,” or “hazardous waste” or otherwise regulated pursuant to any Environmental Law, or (B) petroleum or a petroleum product or by-product, asbestos-containing material, lead-containing paint or plumbing, or any other substance defined as “hazardous,” “dangerous,” or “toxic” under any Environmental Law.

(b) To the Knowledge of BOID, the Subject Properties currently owned, operated or leased are, and the Subject Properties owned, operated, or leased at any time during the past five years was at the time owned, operated, or leased, in material compliance with all applicable Environmental Laws, and to the Knowledge of BOID, no circumstances exist, or existed at the time a Subject Properties, which is no longer owned, operated or leased, was owned, operated, or leased, that would result in a material violation of such Environmental Laws.

(c) To the Knowledge of BOID, none of the following exist and no reasonable basis for any of the following exists: pending or threatened claims, actions, investigations, notices of non-compliance, information requests or notices of potential responsibility or proceedings involving BOID, its BOID Subsidiaries or any Subject Properties, relating to:

(i) an asserted liability of BOID or any BOID Subsidiaries, or any prior owner, occupier, or user of the Subject Properties under any applicable Environmental Law or the terms and conditions of any permit, license, authority, settlement, agreement, decree or other obligation arising under any applicable Environmental Law;

(ii) the handling, storage, use, transportation, removal, release or disposal of Hazardous Substances;

(iii) the actual or threatened discharge, release or emission of Hazardous Substances from, on or under or within the Subject Properties into the air, water, surface water, ground water, land surface, or subsurface strata; or

(iv) personal injuries or damage to the Subject Properties related to or arising out of the release, use or disposal of Hazardous Substances.

(d) Except as disclosed on Schedule 3.1.6, to the Knowledge of BOID, no drums, barrels or storage tanks underground or similar vessels containing Hazardous Substances are present on the Subject Properties currently owned, operated, or leased by BOID or its BOID Subsidiaries, or, if present, none of such vessels is leaking and each of them is in material compliance with all applicable Environmental Laws. With respect to any Subject Properties, except as would be in material compliance with applicable Environmental Laws, neither BOID nor the Bank owns, possesses or controls any PCBs, PCB-contaminated fluids, wastes or equipment, or any material amount of asbestos or asbestos-containing material. Any asbestos or asbestos-containing material on the Subject Properties currently owned by BOID or its BOID Subsidiaries, is properly contained in compliance with all applicable Environmental Laws in all material respects, and to the Knowledge of BOID, there is no threat that asbestos or asbestos-containing material will be released into the environment in violation of Environmental Law in the present condition of such asbestos or asbestos-containing material as such Subject Properties are currently operated. To the Knowledge of BOID, no Hazardous Substances have been discharged, released or emitted, or are threatened to be discharged, released or emitted, at or on or from any Subject Properties, except in compliance in all material respects with applicable Environmental Laws.

(e) To the Knowledge of BOID, no part of the Subject Properties has been subject to, or is scheduled for, investigation, monitoring or other remedial action under any applicable Environmental Law.

(f) To the Knowledge of BOID, no condition from, on or under the Subject Properties exists with respect to the Subject Properties that would require remedial action by BOID or any BOID Subsidiaries under applicable Environmental Laws.

3.1.7 Taxes.

(a) Tax Returns and Payment of Taxes. BOID and each BOID Subsidiary have duly and timely filed or caused to be filed (taking into account any valid extensions) all Tax Returns required by Law to be filed by each of them. Such Tax Returns are true, complete and correct in all material respects. Neither BOID nor any BOID Subsidiary is currently the beneficiary of any extension of time within which to file any Tax Return. All Taxes due and owing by BOID or any BOID Subsidiary (whether or not shown on any Tax Return) have been timely paid or, where payment is not yet due, BOID has made an adequate provision for such Taxes in the BOID Financial Statements (in accordance with GAAP). The most recent BOID Financial Statements reflect an adequate reserve (in accordance with GAAP) for all Taxes payable by BOID and the Bank through the date of such financial statements. None of BOID or any BOID Subsidiary has incurred any liability for Taxes since the date of BOID’s most recent financial statements outside the ordinary course of business or otherwise inconsistent with past practice.

(b) Availability of Tax Returns. BOID has made available to GBCI complete and accurate copies of all U.S. federal, state, local and non-U.S. income and franchise Tax Returns filed by or on behalf of BOID or any of its BOID Subsidiaries for any Tax period ending after January 1, 2020.

(c) Withholding. BOID and the BOID Subsidiaries have at all times withheld and paid each Tax required to have been withheld and paid in connection with amounts paid or owing to any Employee, independent contractor, creditor, customer, shareholder or other party, and complied with all information reporting and backup withholding provisions of applicable Law.

(d) Liens. There are no Liens for Taxes upon the assets of BOID or any BOID Subsidiary other than for current Taxes not yet due and payable or for Taxes that are being contested in good faith by appropriate proceedings and for which adequate reserves in accordance with GAAP have been made in the BOID Financial Statements.

(e) Tax Deficiencies and Audits. No deficiency for any amount of income or other Taxes which has been proposed, asserted or assessed by any taxing authority against BOID or any BOID Subsidiary remains unpaid. There are no waivers or extensions of any statute of limitations currently in effect with respect to Taxes of BOID or any BOID Subsidiary. There are no audits, suits, proceedings, investigations, claims, examinations or other administrative or judicial proceedings ongoing or pending with respect to any income or other Taxes of BOID or any of its BOID Subsidiaries of which BOID has Knowledge. Schedule 3.1.7(e) lists all U.S. federal, state, local and non-U.S. annual income Tax Returns filed with respect to BOID or any BOID Subsidiary for taxable periods ended on or after January 1, 2017, indicates which of those Tax Returns have been audited, and indicates which of those Tax Returns currently are the subject of audit.

(f) Tax Jurisdictions. No claim by any taxing authority in a jurisdiction in which neither BOID nor any BOID Subsidiary files or has filed Tax Returns has been received by BOID or any BOID Subsidiary since January 1, 2018, asserting that BOID or any BOID Subsidiary is or may be subject to Tax in that jurisdiction.

(g) Tax Rulings. None of BOID or any BOID Subsidiary have requested or are the subject of or bound by any private letter ruling, technical advice memorandum or similar ruling or memorandum with any taxing authority with respect to any Taxes, nor is any such request outstanding.

(h) Consolidated Groups, Transferee Liability and Tax Agreements. None of BOID or any BOID Subsidiary (i) have been a member of a group filing Tax Returns on a consolidated, combined, unitary or similar basis (except for a group including solely BOID and its BOID Subsidiaries), (ii) have any liability for Taxes of any Person (other than BOID or any BOID Subsidiary) under Treasury Regulations Section 1.1502-6 (or any comparable provision of local, state or foreign Law), as a transferee or successor, or by contract (excluding commercial agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes), or otherwise, or (iii) are a party to, bound by or has any liability under any Tax sharing, allocation or indemnification agreement or arrangement (except for such agreements or arrangements solely between BOID and/or any BOID Subsidiary and except for commercial agreements entered into in the ordinary course of business the primary purpose of which does not relate to Taxes).

(i) Post-Closing Tax Items. BOID and the BOID Subsidiaries will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the date of Closing as a result of any (i) material change in method of accounting for a taxable period ending on or prior to the Effective Date made prior to the Closing, (ii) “closing agreement” as described in IRC Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax Law) executed on or prior to the date of Closing, (iii) installment sale or open transaction disposition made on or prior to the date of Closing, (iv) prepaid amount received on or prior to the date of Closing, (v) election under IRC Section 108(i), (vi) inclusion under Code Section 965(a), or (vii) election under Code Section 965(h) or (i).

(j) Ownership Changes. Without regard to this Agreement, none of BOID or any BOID Subsidiary have undergone an “ownership change” within the meaning of IRC Section 382.

(k) U.S. Real Property Holding Corporation. None of BOID or any BOID Subsidiary have been a United States real property holding corporation (as defined in IRC Section 897(c)(2)) during the applicable period specified in IRC Section 897(c)(1)(A).

(l) IRC Section 355. None of BOID, the Bank or any other BOID Subsidiary have been a “distributing corporation” or a “controlled corporation” in connection with a distribution described in IRC Section 355.

(m) Listed Transactions. None of BOID, the Bank, or any other BOID Subsidiary have been a party to, or a promoter of, a “listed transaction” within the meaning of IRC Section 6707A(c)(2) and Treasury Regulations 1.6011-4(b)(2).

(n) IRC Section 280G. Except as set forth in Schedule 3.1.7(n), none of BOID or any BOID Subsidiary have made any payments, are obligated to make any payments or are a party to any agreement that could obligate GBCI, Glacier Bank, BOID or any BOID Subsidiary to make any payments that are not deductible under IRC Section 280G.

(o) IRC Section 101(j). BOID, the Bank, and each BOID Subsidiary are in compliance with the notice and consent requirements under IRC Section 101(j) with respect to any Bank-owned life insurance policies or similar plans and related agreements.1

3.1.8 Regulatory Matters.

(a) Since January 1, 2022, BOID and each BOID Subsidiary have complied in all material respects with, and are not in default or violation in any material respect of, (i) any applicable Laws, including without limitation all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Real Estate Settlement Procedures Act and Regulation X and any other Laws or regulations relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, and all requirements relating to the origination, sale and servicing of mortgage and consumer loans and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information, and BOID has no Knowledge of, nor has it received since January 1, 2022, written notice of, any defaults or violations of any applicable Law.

[1]	NTD: To be revised if the Bank does not own any BOLI.

(b) BOID and each BOID Subsidiary have implemented measures regarding cybersecurity that are, in all material respects, commercially reasonable and consistent with applicable data privacy and security Laws.

(c) None of BOID or any BOID Subsidiary are a party to any cease and desist order, written agreement, or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or are subject to any order or directive by, or are a recipient of any extraordinary supervisory letter from, or have adopted any board resolutions that continue to be effective on or after the Execution Date at the request of, federal or state regulatory authorities, nor have any of them been advised by, or have any Knowledge of facts which could give rise to an advisory notice by, such authorities that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

(d) Each of BOID and the BOID Subsidiaries has properly administered all accounts for which it acts as a fiduciary, including accounts for which they serve as a trustee, agent, custodian, personal representative, guardian, conservator or investment advisor, in accordance with the terms of the governing documents and applicable Law. None of BOID, any BOID Subsidiary, or any director, officer, or employee of BOID or any BOID Subsidiary have committed any material breach of trust or fiduciary duty with respect to any such fiduciary account, and the accountings for each such fiduciary account accurately reflect in all material respects the assets of such fiduciary account.

(e) None of BOID or any BOID Subsidiary, nor, to the Knowledge of BOID, any of their respective directors, officers, employees, agents, or any other persons acting on their behalf, (i) have violated the Foreign Corrupt Practices Act, 15 U.S.C. Sections 78dd-1 et seq., as amended, or any other similar applicable foreign, federal or state legal requirement, (ii) have made or provided, or caused to be made or provided, directly or indirectly, any payment or thing of value to a foreign official, foreign political party, candidate for office or any other person while knowing or having a reasonable belief that the person will pay or offer to pay the foreign official, party or candidate, for the purpose of influencing a decision, inducing an official to violate their lawful duty, securing an improper advantage, or inducing a foreign official to use their influence to affect a governmental decision, (iii) have paid, accepted or received any unlawful contributions, payments, expenditures or gifts, (iv) have violated or operated in noncompliance with any export restrictions, money laundering Law, anti-terrorism Law or regulation, anti-boycott regulations or embargo regulations, or (v) are currently subject to any United States sanctions administered by the Office of Foreign Assets Control of the United States Treasury Department.

(f) To the extent that either BOID or the Bank has originated or otherwise participated in any program or benefit created or modified by the Covid-19 Relief Acts, including but not limited to the PPP, it has done so in good faith and in material compliance with all Laws governing such program, including but not limited to all regulations and guidance issued by the Small Business Administration with the respect to loans originated pursuant to or in association with the PPP. To the extent that either BOID or the Bank has originated or otherwise participated in the PPP, it has done so in good faith and in material compliance with all applicable Laws in effect at the time.

3.1.9 Material Contracts.

(a) Except for arrangements which may be made after the date and in accordance with the terms of this Agreement, Leases or any Plans or Compensation Plans, none of BOID or any BOID Subsidiary are bound by any Material Contract that has not been set forth in Schedule 3.1.9(a). For purposes of this Agreement, a “Material Contract” is a contract, agreement, or arrangement to which BOID or the Bank is a party that:

(i) contains a non-compete or client or customer non-solicit requirement or any other provisions that materially restricts the conduct of, or the manner of conducting, any line of business of BOID or any BOID Subsidiary;

(ii) obligates BOID or any BOID Subsidiary to conduct business with any third party on an exclusive or preferential basis;

(iii) grants any right of first refusal, right of first offer or similar right with respect to any assets, rights, or Properties of BOID or any BOID Subsidiary;

(iv) limits the payment of dividends by BOID or any BOID Subsidiary;

(v) relates to a joint venture, partnership, limited liability company agreement or other similar agreement or arrangement with any third party, or to the formation, creation or operation, management or control of any partnership or joint venture with any third parties;

(vi) provides for payments to be made by BOID or any BOID Subsidiary upon a change in control thereof;

(vii) provides for indemnification by BOID or any BOID Subsidiary of any Person, except for contracts entered into in the ordinary course of business providing for indemnification that, given the nature of the contract, is customarily provided;

(viii) is a consulting agreement or data processing, software programming or licensing contract involving the payment of more than $50,000 per annum (other than any such contracts which are terminable by BOID or any BOID Subsidiary on 30 days or less notice without any required payment or other conditions, other than the condition of notice);

(ix) involves capital expenditures in excess of $50,000 per project or series of related projects, or $100,000 in the aggregate;

(x) is a contract, agreement, or arrangement to which any Affiliate, officer, director, employee or consultant of BOID or any BOID Subsidiary is a party or beneficiary (except with respect to loans to, or deposit or asset management accounts of, directors, officers and employees entered into in the ordinary course of business and in accordance with all applicable regulatory requirements with respect to it);

(xi) would prevent, materially delay or materially impede BOID’s ability to consummate the Merger or the other transactions contemplated hereby;

(xii) contains a put, call or similar right pursuant to which BOID or any BOID Subsidiary could be required to purchase or sell, as applicable, any equity interests of any Person or assets; or

(xiii) is otherwise not entered into in the ordinary course of the business of BOID or any BOID Subsidiary or is to be performed after the Execution Date and is material to the operations of BOID or any BOID Subsidiary or to BOID’s financial condition or results of operations on a consolidated basis.

(b) (i) Each Material Contract is a valid and legally binding agreement of BOID or any BOID Subsidiary, as applicable, and, to the Knowledge of BOID, the counterparty or counterparties thereto, is enforceable in accordance with its terms (except as may be limited by the General Enforceability Exceptions) and is in full force and effect; (ii) BOID or a BOID Subsidiary have duly performed all material obligations required to be performed by it prior to the date hereof under each Material Contract; (iii) none of BOID or a BOID Subsidiary and, to the Knowledge of BOID, any counterparty or counterparties, are in breach of any material provision of any Material Contract; and (iv) to the Knowledge of BOID and except as set forth in Schedule 3.1.9(b), no event or condition exists that constitutes, after notice or lapse of time or both, will constitute, a breach, violation or default on the part of BOID or a BOID Subsidiary under any such Material Contract or provide any party thereto with the right to terminate such Material Contract. Schedule 3.1.9(b) sets forth a true and complete list of all Material Contracts pursuant to which consents, notices or waivers are required, in each case, prior to the performance by BOID of this Agreement and the consummation of the Merger, the Bank Merger and the other transactions contemplated hereby.

3.1.10 Compliance. Except as has not and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BOID, each of BOID and the BOID Subsidiaries has at all times since January 1, 2022, been in compliance with all applicable Laws and had all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications, and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit BOID and each BOID Subsidiary to carry on their respective businesses as they are presently conducted. All such material permits, licenses, certificates of authority, orders and approvals are in full force and effect, and, to the Knowledge of BOID, no suspension or cancellation of any of them is threatened.

3.1.11 Litigation. No material litigation, arbitration, proceeding or controversy before any Governmental Authority is pending on behalf of BOID, the Bank (other than routine foreclosure and collection proceedings), or any other BOID Subsidiary, and there is no pending litigation, arbitration, claim, action, proceeding or, to the Knowledge of BOID, investigation against BOID, the Bank, or any other BOID Subsidiary and, to the Knowledge of BOID, no such litigation, arbitration, claim, action, investigation or proceeding has been threatened or is contemplated.

3.1.12 No Material Adverse Effect. Since December 31, 2023, (a) BOID and the BOID Subsidiaries have conducted their respective businesses only in the ordinary course of business, and (b) there has been no event that has had or would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on BOID.

3.1.13 Shareholder List. BOID has provided to GBCI a list of its shareholders as of the most recent practicable date. To BOID’s Knowledge, the shareholder list provided is a true and correct list of the names and holdings of all record holders of the BOID Stock as of the date thereof, subject to de minimis defects and variations.

3.1.14 Asset Classification.

(a) Schedule 3.1.14 sets forth a list, accurate and complete, as of December 31, 2023, and as of September 30, 2024, except as otherwise expressly noted, and separated by category of classification or criticism (“Asset Classification”), of the aggregate amounts of loans (including loans originated pursuant to or in association with the PPP), extensions of credit and other assets of BOID and the Bank that have been criticized or classified by any internal audit conducted by BOID and/or the Bank, taking into account any assets that have been criticized or classified by any Governmental Authority.

(b) No amounts of the Bank’s loans, extensions of credit or other assets that have been classified by the Bank, in each case consistent with GAAP or applicable regulatory requirements, as “Other Assets Especially Mentioned,” “Substandard,” “Doubtful,” “Loss,” or words of similar effect as of December 31, 2023, or as of September 30, 2024, are excluded from the amounts disclosed in the Asset Classification, other than amounts of loans, extensions of credit or other assets that were paid off or charged off by BOID or the Bank before the Execution Date.

3.1.15 Risk Management Instruments. Except as would not reasonably be expected to have a Material Adverse Effect on BOID, (a) all interest rate swaps, caps, floors, option agreements, futures and forward contracts and other similar derivative transactions and risk management arrangements, whether entered into for the account of BOID, a BOID Subsidiary or for the account of a customer of BOID or a BOID Subsidiary, were entered into in the ordinary course of business and in accordance with applicable rules, regulations and policies of any regulatory agency, in all material respects, and with counterparties believed to be financially responsible at the time and are legal, valid and binding obligations of BOID or a BOID Subsidiary enforceable in accordance with their terms (except as may be limited by the General Enforceability Exceptions), and are in full force and effect; and (b) BOID and each BOID Subsidiary have duly performed in all material respects all of their material obligations thereunder to the extent that such obligations to perform have accrued, and, to BOID’s Knowledge, there are no material breaches, violations or defaults or allegations or assertions of such by any party thereunder.

3.1.16 Insurance. BOID and the Bank have taken all requisite action (including the making of claims and the giving of notices) under their respective directors’ and officers’ liability insurance policy or policies in order to preserve all rights under such policies with respect to all matters known to any of them (other than matters arising in connection with, and the transactions contemplated by, this Agreement). Schedule 3.1.16 lists all insurance policies maintained by BOID and the BOID Subsidiaries within the prior five years, including, without limitation, all directors’ and officers’ liability and employee fiduciary policies.

3.1.17 Labor Matters.

(a) None of BOID or any BOID Subsidiary are a party to, or is bound by, any collective bargaining agreement, contract, or other agreement or understanding with a labor union or labor organization. Neither BOID nor any BOID Subsidiary is the subject of any material proceeding: (i) asserting that it has committed an unfair labor practice or (ii) seeking to compel it to bargain with any labor organization as to wages or conditions of employment. No strike involving BOID or any BOID Subsidiary is pending or, to the Knowledge of BOID, threatened. BOID has no Knowledge of any activity involving any Employees seeking to certify a collective bargaining unit or engaging in any other organizational activity.

(b) BOID has made available to GBCI all personnel manuals, handbooks, or policies, rules or procedures applicable to Employees and the terms of their employment, and all such applicable materials are listed on are listed on Schedule 3.1.17. Each of BOID and its BOID Subsidiaries are and since January 1, 2022, have been in compliance in all material respects with all applicable Laws respecting hiring and employment, including but not limited to, discrimination or harassment in employment, retaliation, reasonable accommodation, terms and conditions of employment, termination of employment, wages, overtime classification, hours, leaves of absence, occupational safety and health, employee whistle-blowing, immigration, employee privacy, employment practices and classification of employees, consultants and independent contractors. Other than as listed on Schedule 3.1.17, no Employee has an express or implied contract or agreement that prohibits such person from being dismissed immediately and without prior notice to such Employee and without liability to BOID or any BOID Subsidiary (other than for salary or wages for time worked and benefits earned prior to the date of such termination). BOID has provided to GBCI a true and complete list of all independent contractors and consultants to BOID or a BOID Subsidiary, including such contractor or consultant’s name, date of commencement, and rate of compensation payable, and all such consultants can be terminated immediately and without prior notice to the consultant.

(c) Since January 1, 2022, (i) to the Knowledge of BOID, no allegations of sexual harassment, other unlawful harassment, or discrimination or unlawful retaliation have been made to BOID or any BOID Subsidiary or, to the Knowledge of BOID, otherwise threatened, in each case, against any current or former employee, director, or officer of BOID or any BOID Subsidiary, (ii) to the Knowledge of BOID, no incidents of sexual harassment, other unlawful harassment, or other unlawful discrimination or retaliation have occurred against any current or former employee, director, or officer of BOID or any BOID Subsidiary, and (iii) neither BOID nor any BOID Subsidiary has entered into any settlement agreement related to allegations of sexual harassment, other unlawful harassment or other unlawful discrimination or retaliation against any current or former employee, director, or officer of BOID or any BOID Subsidiary.

3.1.18 Employee Benefits.

(a) BOID has no ERISA Affiliates (other than the Bank).

(b) For purposes of this Agreement, “Plan,” or “Plans,” individually or collectively, means any “employee benefit plan,” as defined in Section 3(3) of ERISA, maintained by BOID, the Bank or any other BOID Subsidiary, as the case may be. BOID and the BOID Subsidiaries are not now nor have ever been a contributing employer to, or sponsor of, a “multiemployer plan” within the meaning of ERISA Section 3(37) or 4001(a)(3) or a single employer plan subject to Title IV of ERISA.

(c) Schedule 3.1.18(c) sets forth a list, as of the Execution Date, of (i) all Plans, stock purchase plans, restricted stock and stock option plans, and other deferred compensation arrangements, and (ii) all other material employee benefit plans, programs, policies, agreements, collective bargaining agreements, or other arrangements providing for compensation, severance, incentive compensation, bonuses, performance awards, or other compensation, or for fringe, retirement, death, disability or medical benefits or other employee benefits or remuneration of any kind, whether written or unwritten, funded or unfunded, and whether or not subject to ERISA, that is or has been sponsored, maintained, contributed to, or required to be contributed to, by BOID or any BOID Subsidiary for the benefit of any employees or former employees of BOID or any BOID Subsidiary (collectively, “Employees”), including, without limitation, all salary continuation or supplementation agreements between BOID or any BOID Subsidiary and any of their respective officers, directors, or employees (collectively, the “Compensation Plans”). True and complete copies of the Compensation Plans (and, as applicable, copies of summary plan descriptions, summary of material modifications, governmental filings (on Form 5500 series or otherwise, including without limitation “top hat” statements filed pursuant to 29 CFR 2520.104-23) and actuarial reports relating to such Compensation Plans), including plan documents and related amendments, and all material correspondence relating to any Compensation Plan from or with any Governmental Authority in the last five years, as well as each plan’s most recent determination, opinion, or advisory letter from the Internal Revenue Service, if any, have been made available to GBCI.

(d) All of the Compensation Plans have been maintained, and are in compliance (both in form and operation) in all material respects with, any applicable Laws, including ERISA and the IRC. Each Plan that is an “employee pension benefit plan” within the meaning of ERISA Section 3(2) and that is intended to be qualified under IRC Section 401(a), has either received a favorable determination letter from the Internal Revenue Service or consists of a master, prototype, or volume submitter plan which has received an opinion or advisory letter from the Internal Revenue Service and, as of the date hereof no such determination letter has been revoked, no revocation has been threatened, and, to the Knowledge of BOID, nothing has occurred since the date of such letter that would reasonably be expected to adversely affect the qualified status of each such Plan. All such Plans have been timely amended for all such requirements. No litigation, audit, or investigation relating to the Compensation Plans is pending or, to the Knowledge of BOID, threatened. To the Knowledge of BOID, there has been no “non-exempt prohibited transaction”, as such term is defined in ERISA Section 406 or IRC Section 4975, with respect to any Plan and neither BOID nor any BOID Subsidiary has engaged in such non-exempt prohibited transactions with respect to any Plan.

(e) All contributions required to be made under the terms of any Plans have been timely made and paid in full or, to the extent not required to be made or paid on or before the date of this Agreement, have been accrued and reflected in the BOID Financial Statements. Neither BOID nor the BOID Subsidiaries are subject to any material liability or penalty under IRC Sections 4976 through 4980 or Title I of ERISA. No Plan has an “accumulated funding deficiency” (whether waived or not waived) within the meaning if IRC Section 412 or ERISA Section 302. None of BOID or any BOID Subsidiary have provided, or are required to provide, security to any Plan under IRC Sections 401(a)(29) or 412(f) of ERISA Sections 306 and 307.

(f) Except as required by IRC Section 4980B or Part 6 of Subtitle B of Title I of ERISA (or any similar state Law), neither BOID nor any BOID Subsidiary have any material obligations for retiree health or life benefits.

(g) No provision of the documents governing any Plan contains restrictions on the rights of BOID or any BOID Subsidiary or their successors to amend, merge, or terminate any Plan without incurring liability under such Plan other than normal liabilities for benefits. Neither BOID nor any BOID Subsidiary has a commitment or obligation, or has made any representations, to any employee, officer, director, independent contractor or consultant, whether or not legally binding, to adopt, amend, modify or terminate any Plan or any collective bargaining agreement, in connection with the consummation of the Transactions or otherwise.

(h) Except as disclosed in Schedule 3.1.18(h), the Transactions (either alone or upon the occurrence of any additional or subsequent events) will not result in (i) vesting, acceleration, or increase of any amounts payable under any Compensation Plan, (ii) any increase in benefits under any Compensation Plan, (iii) payment of any severance, true-up, change in control, or similar payments or compensation or any forgiveness of any indebtedness under any Compensation Plan, or (iv) result in an “excess parachute payment” within the meaning of IRC Section 280G(b). All payments set forth in Schedule 3.1.18(h) have been properly accrued in accordance with GAAP.

(i) Except as disclosed in Schedule 3.1.18(i), neither BOID nor any BOID Subsidiaries maintain an executive supplemental retirement plan or similar arrangement for any current or former officers, directors, or employees.

(j) All required reports and descriptions (including, but not limited to, Form 5500 annual reports, summary annual reports, summary plan descriptions, and summary of material modifications) have been timely filed and/or distributed in accordance with the applicable requirements of ERISA and the IRC with respect to each Plan in all material respects. The requirements of COBRA and any applicable state continuation laws have been met with respect to each applicable Plan in all material respects.

(k) Each Compensation Plan that is subject to IRC Section 409A has been operated in all material respects in compliance with, and is in documentary compliance in all material respects with, such section and all applicable regulations and regulatory guidance (including, without limitation, proposed regulations, notices, and rulings).

3.1.19 Required Vote; Takeover Laws.

(a) The affirmative vote of the holders of a majority of the outstanding shares of BOID Common Stock is necessary to approve this Agreement and the Merger on behalf of BOID. No other vote of the shareholders of BOID is required by Law, BOID’s articles of incorporation or bylaws, or otherwise to approve this Agreement and the Transactions contemplated by this Agreement.

(b) BOID and the Bank have taken all action required to be taken in order to exempt this Agreement and the Transactions from, and this Agreement and the Transactions are exempt from, the requirements of any “moratorium,” “control share,” “fair price,” “business combination,” or other antitakeover Laws and regulations of any state, including, without limitation, the State of Idaho, applicable to it (collectively, “Takeover Laws”). BOID and the Bank have taken all action required to be taken by them in order to make this Agreement and the Transactions comply with, and this Agreement and the Transactions do comply with, the requirements of any articles, sections, or provisions of the articles of incorporation and bylaws of BOID and the Bank concerning “business combination,” “fair price,” “voting requirement,” “constituency requirement,” or other related provisions (collectively, the “Takeover Provisions”). BOID has no shareholder rights plan, “poison pill,” or similar plan.

3.1.20 Fairness Opinion. Prior to the execution of this Agreement, the board of directors of BOID has received an opinion (which if initially rendered verbally, has been or will be confirmed by a written opinion as of the same date) from MJC Partners, to the effect that, as of the date thereof and based upon and subject to the terms, conditions and qualifications set forth therein, the Per Share Stock Consideration is fair, from a financial point of view, to the holders of BOID Stock (the “Fairness Opinion”). Such Fairness Opinion has not been amended or rescinded and continues in effect as of the date hereof.

3.1.21 Broker’s or Finder’s Fees. Except for the fees of MJC Partners to obtain the Fairness Opinion and for advisory services relating to the Transactions pursuant to an agreement that has been disclosed to GBCI, no agent, broker, Person or firm acting on behalf of BOID or any BOID Subsidiary, or under their authority, is or will be entitled to any commission, broker’s, finder’s or financial advisory fee in connection with the Transactions.

3.1.22 Tax Treatment of Merger. To the Knowledge of BOID, there is no fact or circumstance relating to it or its Subsidiaries that would prevent the Merger from qualifying as a reorganization under IRC Section 368(a).

3.1.23 No Other Representations or Warranties.

(a) Except for the representations and warranties made by BOID and the Bank in this Section 3.1, none of BOID, any BOID Subsidiary or any other Person makes any representations or warranties on behalf of BOID or any BOID Subsidiary.

(b) BOID and the Bank acknowledge and agree that GBCI and Glacier Bank have not made and are not making, and BOID and the Bank have not relied upon, any express or implied representation or warranty other than those contained Section 3.2.

3.2 Representations and Warranties of GBCI and Glacier Bank. Each of GBCI and Glacier Bank represents and warrants to BOID and the Bank that, except (a) as set forth in the GBCI SEC Reports filed with the SEC at least 10 days prior to the Execution Date (but disregarding risk factor disclosures contained under the heading “Risk Factors,” or disclosures of risks set forth in any “forward-looking statements” disclaimer or any other statements that are similarly non-specific or cautionary, predictive or forward-looking in nature), or (b) as disclosed in a Schedule to this Agreement (which shall not be deemed a part of this Agreement):

3.2.1 Organization and Good Standing; Authority.

(a) GBCI is a corporation duly organized, validly existing and in good standing under the Laws of the State of Montana, is a registered bank holding company pursuant to the BHC Act, and has all requisite corporate power and authority to own and operate its Properties and to carry on its businesses as now conducted. GBCI is not in violation of any of the provisions of its articles of incorporation or bylaws.

(b) Glacier Bank is a corporation duly organized, validly existing and in good standing under the Laws of the State of Montana, is a Montana state-chartered bank and has all requisite corporate power and authority to own and operate its Properties and to carry on its business as now conducted. Glacier Bank is not in violation of any of the provisions of its articles of incorporation or bylaws.

(c) Each other GBCI Subsidiary is either a statutory trust, a limited liability company or a corporation that is, to the Knowledge of GBCI, duly organized, validly existing and in good standing under the Laws of its state of incorporation or organization and has all requisite power and authority to own and operate its Properties and to carry on its businesses as now conducted, except for those jurisdictions where the failure to have such power or authority would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI.

(d) This Agreement has been duly executed and delivered by each of GBCI and the Bank and, assuming due and valid authorization, execution and delivery of this Agreement by BOID and the Bank, is a valid and binding obligation of each of GBCI and Glacier Bank enforceable against GBCI and Glacier Bank, respectively, in accordance with its terms, except for the General Enforceability Exceptions.

3.2.2 No Breach or Violation.

(a) The execution, delivery and performance (assuming all Requisite Regulatory Approvals are duly made and/or obtained) of this Agreement does not and will not, and the consummation (assuming all Requisite Regulatory Approvals are duly made and/or obtained) of the Transactions will not, constitute or result in: (i) a breach or violation of, or a default under, the articles of incorporation or bylaws of GBCI or Glacier Bank, (ii) a breach or violation of, or a default under, or the acceleration of or the creation of a Lien (with or without the giving of notice, the lapse of time or both) under any provision of any material agreement, lease, contract, note, mortgage, indenture, arrangement or other obligation by which GBCI or any GBCI Subsidiary or its assets or properties is bound or to which it is a party (collectively, the “GBCI Contracts”), (iii) assuming that all consents, approvals, authorizations, permits, actions, filings or notifications contemplated by Section 3.2.2(b) have been obtained or made, as applicable, a material violation of any Law or any governmental or non-governmental permit or license to which either GBCI or any GBCI Subsidiary, or any of their respective Properties or assets is subject, or (iv) any change in the rights or obligations of any party to a GBCI Contract, except, in the case of clause (ii) and clause (iv), as has not had and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI. No other corporate proceedings or action is required to be taken by it relating to the performance by it of this Agreement or the consummation of the Transactions.

(b) The execution, delivery and performance of this Agreement by GBCI and Glacier Bank and the consummation of the Transactions do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to, any Governmental Authority, except for (i) applicable requirements of the Securities Act, including, without limitation, the filing and declaration of effectiveness of the Registration Statement, (ii) applicable requirements of the Exchange Act, (iii) the Requisite Regulatory Approvals, (iv) state securities, takeover and “Blue Sky” Laws, (v) the applicable requirements of the New York Stock Exchange, (vi) the filing of the Articles of Merger as required by the IBCA and the MBCA, and (vii) any such consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI.

3.2.3 Capital Stock. The authorized capital stock of GBCI consists of 1,000,000 shares of GBCI Preferred Stock and 234,000,000 shares of GBCI Common Stock. No shares of GBCI Preferred Stock are outstanding, and a total of 113,401,955 shares of GBCI Common Stock were issued and outstanding as of December 31, 2024, all of which were validly issued and are fully paid and nonassessable. As of such date, there were no options, warrants, conversion privileges or other rights to acquire shares of GBCI Common Stock or any other security of GBCI issued and outstanding, except as disclosed or will be disclosed in the GBCI SEC Reports.

3.2.4 Reports and Financial Statements.

(a) Since January 1, 2022, GBCI and each GBCI Subsidiary has filed all material reports and statements, together with any required amendments to these reports and statements (collectively, the “GBCI Regulatory Reports”), that they were required to file with (i) the Federal Reserve, (ii) the FDIC, and (iii) any other applicable federal or state banking, insurance, or other regulatory authorities, and has paid all material fees and assessments due and payable in connection herewith. Each of the GBCI Regulatory Reports, including the related financial statements and exhibits, complied as to form in all material respects with all applicable statutes, rules and regulations as of their respective dates.

(b) GBCI has filed all material reports, schedules, registration statements, prospectuses, and other documents, together with all amendments thereto, required to be filed with the SEC since December 31, 2021 (the “GBCI SEC Reports”). As of their respective dates of filing with the SEC (or, if amended or superseded by a subsequent filing prior to the date hereof, as of the date of such subsequent filing), the GBCI SEC Reports complied (and each GBCI SEC Report filed subsequent to the date hereof and prior to the Effective Time will comply) in all material respects with applicable Laws and did not or will not, as the case may be, contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements made therein, in light of the circumstances under which they were made, not misleading. There are no outstanding comments from, or unresolved issues raised by, the SEC with respect to any of the GBCI SEC Reports. To the Knowledge of GBCI, no enforcement action by the SEC relating to its disclosures in any GBCI SEC Report is pending or threatened against GBCI or its directors or officers.

(c) Each of GBCI’s balance sheets included in the GBCI Financial Statements has been prepared in conformity with GAAP and fairly presents in all material respects (or, in the case of GBCI Financial Statements for periods ending on a date following the Execution Date, will fairly present) the financial position of GBCI and its Subsidiaries as of the date of the balance sheet. Each of the statements of income, cash flows and shareholders’ equity included in the GBCI Financial Statements, fairly presents (or, in the case of GBCI Financial Statements to be prepared and filed with the SEC pursuant to GBCI’s reporting obligations under the Exchange Act for periods ending on a date following the Execution Date, will fairly present) the results of operations, shareholders’ equity and cash flows, as the case may be, of GBCI and its Subsidiaries for the periods set forth in these statements, in each case in accordance with GAAP, except as may be noted in these statements.

(d) GBCI maintains a system of internal accounting controls sufficient to comply with all legal and accounting requirements applicable to the businesses of GBCI and the GBCI Subsidiaries. Since January 1, 2022, GBCI has not identified any material weaknesses in the design or operation of its internal control over financial reporting, and GBCI has not effected any material change in its internal control over financial reporting.

(e) The books and records of GBCI and the GBCI Subsidiaries have been accurately maintained in all material respects, and in accordance with the business practices customary in the banking industry, and they fairly reflect the substance of events and transactions included therein. Such books and records comply in all material respects with applicable legal, regulatory, accounting and banking requirements in effect at the time they were produced.

3.2.5 Financing and Shares Available. GBCI has, and at the Effective Time will have, (a) sufficient cash and cash equivalents on hand to pay cash in lieu of fractional shares and any amounts payable to holders of Proposed Dissenting Shares; and (b) a sufficient number of shares of GBCI Common Stock authorized and available to issue the GBCI Shares and shares of GBCI Stock issuable upon cancelation of the BOID Options.

3.2.6 Regulatory Matters.

(a) Since January 1, 2022, to the Knowledge of GBCI, GBCI and each GBCI Subsidiary have complied in all material respects with, and are not in default or violation in any material respect of (i) any applicable Laws including, without limitation, all Laws related to data protection or privacy, the USA PATRIOT Act, the Bank Secrecy Act, the Equal Credit Opportunity Act and Regulation B, the Fair Housing Act, the Community Reinvestment Act, the Fair Credit Reporting Act, the Truth in Lending Act and Regulation Z, the Home Mortgage Disclosure Act, the Fair Debt Collection Practices Act, the Electronic Fund Transfer Act, the Dodd-Frank Wall Street Reform and Consumer Protection Act, any regulations promulgated by the Consumer Financial Protection Bureau, the Real Estate Settlement Procedures Act and Regulation X and any other Laws or regulations relating to bank secrecy, discriminatory lending, financing or leasing practices, money laundering prevention, and all requirements relating to the origination, sale and servicing of mortgage and consumer loans and (ii) any posted or internal privacy policies relating to data protection or privacy, including without limitation, the protection of personal information, and GBCI has no Knowledge of, nor has it received since January 1, 2022, written notice of, any defaults or violations of any applicable Law.

(b) None of GBCI or any GBCI Subsidiary is a party to any cease and desist order, written agreement or memorandum of understanding with, or a party to any commitment letter or similar undertaking to, or is subject to any order or directive by, or is a recipient of any extraordinary supervisory letter from, or has adopted any board resolutions that continue to be effective on or after the Execution Date at the request of any Governmental Authority, nor has it been advised by such Governmental Authorities in writing that they are contemplating issuing or requesting any such order, agreement, memorandum or similar document or undertaking.

(c) To GBCI’s Knowledge, as of the date of this Agreement, there is no fact or circumstance that would reasonably be expected to result in any of the Requisite Regulatory Approvals not being received in order to permit consummation of the Transactions on a timely basis.

3.2.7 Compliance. Except as has not and would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI, each of GBCI and the GBCI Subsidiaries (a) is and, since January 1, 2022, has been in compliance with all applicable Laws and (b) has at all times since January 1, 2022, had all material permits, licenses, certificates of authority, orders, and approvals of, and has made all filings, applications and registrations with, federal, state, local, and foreign governmental or regulatory bodies that are required in order to permit GBCI and each GBCI Subsidiary to carry on their respective businesses as they are presently conducted.

3.2.8 Litigation. No material litigation, arbitration, proceeding, or controversy before any Governmental Authority is pending, and there is no pending, or to the Knowledge of GBCI, threatened, litigation, arbitration, claim, action, proceeding or investigation against GBCI or any GBCI Subsidiary which would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect on GBCI or to materially hinder or delay consummation of the Transactions.

3.2.9 Tax Treatment of Merger. To the Knowledge of GBCI, there is no fact or circumstance relating to it or its Subsidiaries that would prevent the Merger from qualifying as a reorganization under IRC Section 368(a).

3.2.10 No Other Representations or Warranties.

(a) Except for the representations and warranties made by GBCI and Glacier Bank in this Section 3.2, none of GBCI, any GBCI Subsidiary or any other Person makes any representations or warranties on behalf of GBCI or any GBCI Subsidiary.

(b) GBCI and Glacier Bank acknowledge and agree that BOID and the Bank have not made and are not making, and GBCI and Glacier Bank have not relied upon, any express or implied representation or warranty other than those contained Section 3.1.

ARTICLE 4

ADDITIONAL AGREEMENTS

4.1 Conduct of BOID’s and the Bank’s Businesses Prior to Closing. BOID and the Bank covenant that, from the Execution Date and prior to Closing:

4.1.1 Availability of Books, Records and Properties.

(a) Upon reasonable prior written notice to BOID, subject to applicable Law, the books, records, Properties, contracts, and documents of BOID, the Bank, and each other BOID Subsidiary will be available at all reasonable times to GBCI and its counsel, accountants and other representatives. Such items will be open for inspection, audit and direct verification of loan or deposit balances, collateral receipts and such other transactions or documentation as GBCI deems reasonably relevant to the Transactions. No disclosure or access shall be required to be provided where it would jeopardize the attorney-client privilege or contravene any Law. BOID and the Bank will cooperate fully in such inspection and audit, and make available all information reasonably requested by or on behalf of GBCI, subject to the restrictions set forth in this Section 4.1.1.

(b) Upon prior written reasonable request by GBCI, BOID and the Bank will request that any third parties involved in the preparation or review of the BOID Financial Statements or Subsequent BOID Financial Statements, or in the calculation of the BOID Closing Capital, disclose to GBCI the work papers or any similar materials related to such financial statements or calculation.

4.1.2 Ordinary and Usual Course. Without prior written consent of GBCI, which consent shall not be unreasonably withheld, conditioned or delayed (except under subparagraphs (a), (b), (c) (g), (h), and (i) below), subject to applicable Law and except as required by the FDIC, the Idaho Department of Finance or the Federal Reserve or specifically contemplated by this Agreement or set forth in Schedule 4.1.2, from the date of this Agreement until the earlier of the Effective Time or an earlier Termination Date, BOID and the Bank will use commercially reasonable efforts to conduct their respective businesses only in the ordinary course of business in all material respects and will not do, and BOID will not permit any other BOID Subsidiary to do, any of the following:

(a) issue, sell, or otherwise permit to become outstanding, or dispose of or encumber or pledge, or authorize or propose the creation of, any additional BOID Securities or shares of capital stock of a BOID Subsidiary; provided that BOID may issue the foregoing upon the exercise or settlement of any BOID Option, BOID Restricted Stock, or BOID RSU outstanding as of the date of this Agreement;

(b) directly or indirectly adjust, split, combine, redeem, reclassify, purchase, or otherwise acquire, any BOID Securities or shares of capital stock of a BOID Subsidiary (other than repurchases to satisfy obligations under a Plan); provided that BOID may repurchase or otherwise acquire shares in connection with the acceptance of shares underlying BOID Options as payment for the per share exercise price of the BOID Options or as payment for Taxes incurred in connection with the exercise, vesting and/or settlement of the BOID Options, BOID Restricted Stock or BOID RSUs, in each case accordance with the BOID Stock Plans and individual award agreements;

(c) other than as permitted by this Agreement, declare or pay any dividend, or make any other distribution with respect to BOID Stock;

(d) other than in the ordinary course of business, solicit or accept deposit accounts of a materially different type from accounts previously accepted by the Bank or at rates materially in excess of prevailing interest rates, or incur, or increase the principal amount of, any indebtedness for borrowed money (excluding Fed Funds, Federal Home Loan Bank borrowings, repurchase agreements, brokered deposits (as defined in 12 C.F.R. 337.6(a)(2)), or similar obligations incurred in the ordinary course of business);

(e) offer or make loans or other extensions of credit of a materially different type, or apply different underwriting standards, from those previously offered or applied by the Bank, or offer or make a new loan or extension of credit (other than with respect to commitments existing as of the date hereof) in an amount greater than $2,500,000 without first consulting with GBCI, for which GBCI will at all times make appropriate personnel reasonably available, and approval for such loan or extension of credit will be deemed provided if GBCI has not responded to the Bank’s request within 48 hours of GBCI’s receipt of a complete loan package concerning the loan or extension of credit at issue;

(f) make any material changes to the Bank’s ACL without prior consultation with GBCI;

(g) fail to maintain an adequate reserve for loan and lease losses (determined in accordance with GAAP and existing regulatory guidance);

(h) amend its articles of incorporation, bylaws, or other formation agreements, or convert its charter or form of entity;

(i) implement or adopt any material changes in its operations, policies, or procedures, including loan loss reserve policies, unless the changes are requested by GBCI or are necessary or advisable, on the advice of legal counsel, to comply with applicable Laws, regulations, or regulatory policies;

(j) other than as may be required (i) by GAAP, (ii) for Tax purposes, (iii) by Law, or (iv) to take advantage of any beneficial Tax or accounting methods, implement or adopt any change in its accounting principles, practices or methods, including with respect to the implementation of current expected credit losses;

(k) other than in the ordinary course of business, enter into, amend, renew, or terminate any contracts calling for annual payments of more than $150,000 (including without limitation real property leases, data or item processing agreements, and personal services contracts), except for its contracts of deposit and agreements to lend money which are subject to the provisions of Section 4.1.2(d) and (e), respectively;

(l) other than in the ordinary course of business, acquire, sell, transfer, assign, encumber, or otherwise dispose of any material assets (other than real estate or foreclosed assets) having an individual value greater than $100,000, except for the sale of securities which are subject to the provisions of Section 4.1.2(n);

(m) other than in the ordinary course of business, acquire an ownership or leasehold interest in any real property other than the Real Property, and in any event no such ownership or leasehold interest shall be acquired without making an appropriate environmental evaluation in advance of obtaining such interest and providing to GBCI such evaluation at least 30 days in advance of such acquisition;

(n) sell any securities, whether held for investment or sale, other than in the ordinary course of business or sell any securities, whether held for investment or sale, even in the ordinary course of business, if the aggregate gain or loss realized from all sales after the Execution Date would be more than $150,000;

(o) other than (i) in the ordinary course of business; (ii) in accordance with binding commitments existing on the Execution Date; or (iii) as set forth in BOID’s 2024 capital expenditure budget as made available to GBCI on or prior to the Execution Date, make any capital expenditures in excess of $200,000 per project or series of related projects or $500,000 in the aggregate;

(p) become a party to, establish, adopt, amend, commence participation in or terminate any collective bargaining agreement or other agreement with a labor union, works council or similar organization;

(q) other than in the ordinary course of business, settle any claim, suit, action or proceeding (i) in an amount and for consideration in excess of $500,000 individually or $1,000,000 in the aggregate (in each case, net of any insurance proceeds or indemnity, contribution or similar payments received by BOID or the Bank in respect thereof), or (ii) that would impose any material restriction on, or create any adverse precedent that would be material to, the business of BOID or the Bank or GBCI or Glacier Bank;

(r) enter into any other material transaction or make any material expenditure or commitment other than in the ordinary and usual course of its business except for expenses or commitments reasonably related to completion of the Transactions; or

(s) take any action which would materially and adversely affect or delay their ability or the ability of GBCI to obtain any necessary approvals, consents or waivers of any Governmental Authority required for the Transactions or to perform in all material respects their respective covenants and agreements under this Agreement.

4.1.3 BOID and Bank Pre-Closing Actions. Following execution of this Agreement and prior to Closing, BOID or the Bank, as applicable, shall:

(a) Use their respective commercially reasonable efforts to satisfy any contractual notice or similar requirements under, and obtain any consents required by, the Material Contracts arising from the Transactions, or that will arise out of completion of the Transactions.

(b) Except as otherwise provided in this Agreement or as required by applicable Law or contract, effective at or prior to the Effective Time, (i) terminate by all necessary and appropriate actions of the boards of directors of BOID and the Bank, as applicable, such Compensation Plans as may be reasonably requested by GBCI at least 60 days prior to the Effective Date, including without limitation, as set forth on Schedule 4.1.3(b), after bringing all plan documents into compliance with all legislative and regulatory requirements that are effective upon the termination date of the Compensation Plans, and (ii) if requested by GBCI, cause benefit accruals and entitlements under such Compensation Plans to cease and cause the cancellation of any contract, arrangement or insurance policy relating to any such Compensation Plan for such period as may be requested by GBCI at least 60 days prior to the Effective Date. To the extent not included in the Final Transaction Related Expenses, BOID and the Bank shall, prior to the date of calculation of BOID Closing Capital, pay, provide for the payment of, or reflect as a liability any change-in-control, termination or similar payments required to be made under, or upon termination of, the Compensation Plans or closing of the Transactions. All resolutions, notices, or other documents issued, adopted or executed by BOID or the Bank in connection with the implementation of this Section 4.1.3(b) shall be subject to GBCI’s reasonable prior review and approval, which approval shall not be unreasonably withheld, conditioned or delayed, and BOID and the Bank shall cooperate reasonably with GBCI in connection with the actions required by this subsection and subsection (c) below, and in the implementation of Section 6.4 below.

(c) Take such corporate or other actions as may be reasonably required to satisfy the requirements of Section 6.4.

(d) Cooperate with, and support using commercially reasonable efforts, Glacier Bank in its efforts to secure post-Closing employment, retention, or similar agreements or letters with key current Employees as may be reasonably identified by Glacier Bank on such terms as Glacier Bank and such key current Employees may agree.

(e) Satisfy all notice requirements to Governmental Authorities applicable to the Transactions, including providing notice of the record date of the BOID Meeting to the Financial Industry Regulatory Authority.

(f) Take such corporate or other actions as may be requested by GBCI to terminate BOID’s relationship with third-party vendors identified by GBCI at or in connection with the Closing.

4.1.4 Maintenance of Properties. BOID and the Bank will use commercially reasonable efforts to maintain their respective Properties and equipment (and related insurance or its equivalent) in all material respects in accordance with good business practice, normal wear and tear excepted.

4.1.5 Preservation of Business Organization. Each of BOID and the Bank will use its commercially reasonable efforts to in all material respects: (a) preserve its respective business organization; (b) maintain the services of current management and current Employees; and (c) preserve the goodwill of suppliers, customers and others with whom BOID and the Bank have business relations.

4.1.6 Senior Management. Except as otherwise provided in this Agreement, and excluding resignations, without prior consultation with GBCI, BOID and the Bank will not (a) hire management personnel having the rank of senior vice-president or higher, except where such hire is to replace management personnel that have resigned or been terminated for cause, or (b) terminate management personnel having the rank of senior vice-president or higher, except where such termination is for cause.

4.1.7 Compensation.

(a) Except as otherwise set forth herein, BOID and the Bank will not permit any increase in the current or deferred compensation payable or to become payable by BOID, the Bank, or any other BOID Subsidiary to any of their directors, officers, employees, agents or consultants other than increases in compensation in accordance with BOID’s and the Bank’s established policies and practices with respect to the timing and amounts of such increases.

(b) Except as otherwise set forth herein, without the prior written approval of GBCI, BOID, the Bank and each other BOID Subsidiary will not commit to, or enter into, any employment agreement with any individual not terminable without expense with two weeks’ notice or less, except as otherwise required by Law.

4.1.8 Updates of Financial Statements. BOID will deliver to GBCI the Subsequent BOID Financial Statements and Subsequent Bank Financial Statements, (a) for each month ending after the Execution Date and before Closing or an earlier Termination Date, within 15 days after each such month-end (including year-end), and (b) for the fiscal year ended December 31, 2024, within 75 days after the end of the fiscal year (which statement will be audited by BOID’s current auditors). The Subsequent BOID Financial Statements and the Subsequent Bank Financial Statements: (w) will be prepared from the books and records of BOID and the Bank; (x) will present fairly the financial position and operating results of BOID and/or the Bank at the times indicated and for the periods covered; (y) will be prepared in accordance with GAAP (except for the absence of notes and exceptions from GAAP identified in Section 3.1.4) or the regulations promulgated by applicable regulatory authorities, to the extent then applicable to such financial statement, and (z) will reflect all liabilities, of BOID and/or the Bank on the respective dates and for the respective periods covered, except for liabilities: (i) not required to be so reflected on the face of a balance sheet in accordance with GAAP or regulatory requirements, or (ii) not material in amount. All contingent liabilities known to BOID that are required to be reflected in footnotes in accordance with GAAP but not recorded on the Subsequent BOID Financial Statements will be disclosed in writing to GBCI.

4.1.9 Acquisition Proposal. BOID and the Bank will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any Persons conducted heretofore with respect to any Acquisition Proposal. BOID agrees that neither it nor any of its Subsidiaries will, and BOID will direct and use its commercially reasonable efforts to cause its and its Subsidiaries’ directors, officers, employees, agents and representatives (including, without limitation, any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to initiate, solicit, encourage or take any other action to facilitate any inquiries or the making of any proposal or offer (including, without limitation, any proposal or offer to shareholders of BOID) with respect to an Acquisition Event (any such proposal or offer, an “Acquisition Proposal”) or engage in any negotiations concerning, or provide any confidential information or data to, or have any discussions with, any Person relating to an Acquisition Proposal, or otherwise facilitate any effort or attempt to make or implement an Acquisition Proposal; except that, in the event BOID receives an unsolicited bona fide Acquisition Proposal and the board of directors of BOID determines prior to approval of this Agreement and the Merger by the holders of BOID Common Stock at the BOID Meeting, in good faith and after consultation with independent legal counsel, that (a) such Acquisition Proposal constitutes or is reasonably expected to result in a Superior Proposal, and (b) fiduciary duties applicable to it require it to engage in negotiations with, provide confidential information or data to, or have any discussions with a Person in connection with such Acquisition Proposal, BOID may do so to the extent the board of directors of BOID determines it is required by its fiduciary duties. In such event, prior to providing any confidential information or data to any such Person, BOID and such Person shall have executed a confidentiality agreement on terms at least as favorable to BOID as those contained in the Confidentiality Agreement. BOID will further notify GBCI in writing promptly (and in any event within two Business Days) if any such inquiries or proposals are received by, any such information is requested from, or any such negotiations or discussions are sought to be initiated or continued with BOID, or if any such inquiry, proposal or request is thereafter materially modified or amended, including providing to GBCI the material terms and conditions of any such proposal or inquiry in connection with each required notice, together with a copy of any written proposals received (it being understood that the name of Person making the Acquisition Proposal may be redacted from the copy of the written proposal provided to GBCI). BOID will take the necessary steps to inform the appropriate individuals or entities referred to in the second sentence of this Section 4.1.9 of the obligations to be undertaken in this Section 4.1.9.

4.1.10 Status of Title. BOID will use its commercially reasonable efforts to provide GBCI, no later than 45 days after the Execution Date, lot book or similar reports for Owned Real Estate identified by GBCI to be issued by title insurance companies reasonably satisfactory to GBCI (the “Title Companies”), the cost of which shall be paid by GBCI. Such reports shall show the current status of title to the Owned Real Estate. Within 30 days after the date on which BOID delivers the foregoing reports to GBCI for its review, GBCI will inform BOID in writing whether, and in what manner, it objects to any of the exceptions to title shown in any of the title reports (such notice, an “Objection Notice”). BOID will, within 20 days of the date on which it receives a written Objection Notice from GBCI, inform GBCI if there are any objections that it is unable or unwilling to remove or cure at or prior to Closing (the “Response Notice”). BOID will not, in any event, be obligated to seek removal, cure of, or otherwise remedy exceptions that are (a) nonmonetary exceptions that do not prohibit or materially interfere with the use of the Owned Real Estate as bank branch locations or as otherwise used by BOID or the Bank as of the Execution Date, (b) monetary or non-monetary exceptions disclosed in the BOID Financial Statements, or (c) matters that GBCI has not taken objection to in an Objection Notice (such title exceptions together, “Permitted Exceptions”). BOID will in good faith use commercially reasonable efforts, at BOID’s expense, to remove, cure, or otherwise remedy any matters set forth in the Response Notice that are not Permitted Exceptions that are susceptible to cure. At Closing, if requested by GBCI, BOID will reasonably cooperate, at GBCI’s expense, with GBCI’s efforts to cause the Title Companies to provide GBCI with standard coverage title insurance policies (or at GBCI’s option, extended coverage title policies, including but not limited by completing commercially reasonable owner’s affidavits) issued with respect to each of the Properties constituting Owned Real Estate, in an amount commensurate with the value of each such Property as agreed upon by GBCI and BOID, dated as of the Effective Date, insuring fee title in GBCI or such Subsidiary of GBCI, as so designated by GBCI, and that each such Property is unencumbered by any Liens, other than the Permitted Exceptions, or at GBCI’s option, to obtain an additional insured endorsement (e.g., CLTA 107.9), or a substitute insured endorsement (e.g., OTIRO 90), or a similar endorsement insuring that Glacier Bank is the “Insured” under, and as defined in, any existing title policy held by BOID or Bank with respect to each of the Properties constituting Owned Real Estate, and if available a policy date down endorsement with respect to such title policy.

4.1.11 Directors’ and Officers’ Liability. Before the Effective Date, BOID will notify its directors’ and officers’ liability insurers of the Merger and of all pending or, to the Knowledge of BOID, threatened claims, actions, suits, proceedings or investigations asserted or claimed against any Person entitled to indemnification pursuant to Section 6.3 and known to BOID, or circumstances reasonably deemed by GBCI to be likely to give rise thereto, in accordance with terms and conditions of the applicable policies.

4.1.12 Review of Loans. BOID and the Bank will permit GBCI and its advisors, at GBCI’s sole cost and expense, reasonable access to the Bank’s records necessary to conduct an examination of the Bank’s loans to determine credit quality and the adequacy of the Bank’s ACL and to establish, following the Effective Time, appropriate accounting adjustments under Financial Accounting Standards No. 141R published by the Financial Accounting Standards Board.

4.2 Registration Statement; BOID Shareholders Meeting.

4.2.1 Preparation of Registration Statement.

(a) GBCI will use its commercially reasonable efforts to prepare and file a Registration Statement on Form S-4 (together with any amendments or supplements, the “Registration Statement”) with the SEC within 60 days after the Execution Date for registration of the GBCI Shares to be issued in the Merger, and the parties will prepare a related prospectus/proxy statement (the “Prospectus/Proxy Statement”) to be mailed, together with any amendments and supplements thereto, to BOID’s shareholders.

(b) The parties will cooperate with each other in preparing the Registration Statement and Prospectus/Proxy Statement, and will use their commercially reasonable efforts to promptly obtain the clearance of the SEC, if required, any appropriate state securities regulators and any other required regulatory approvals, to issue the Prospectus/Proxy Statement.

(c) BOID will provide GBCI, for inclusion in the Registration Statement, all required information relating to BOID or its Affiliates as GBCI may reasonably request for the purpose of including such data and information in the Registration Statement and any amendments or supplements thereto. BOID and its counsel shall be given the opportunity to review and comment on the Registration Statement, including any amendments thereto and related correspondence with the SEC, before it is filed with the SEC. Nothing will be included in the Registration Statement or the Prospectus/Proxy Statement or any proxy solicitation materials with respect to any party to this Agreement unless approved by that party, which approval will not be unreasonably withheld, conditioned, or delayed. When the Registration Statement becomes effective, and at all times subsequent to such effectiveness (up to and including the date of the BOID Meeting), all information set forth in the Registration Statement that is or to be furnished by or on behalf of GBCI relating to GBCI and its Subsidiaries and by or on behalf of BOID relating to BOID and the Bank, (i) will comply in all material respects with the provisions of the Securities Act, the Exchange Act and any other applicable statutory or regulatory requirements, and (ii) will not contain any untrue statement of a material fact or omit to state a material fact that is required to be stated or necessary to make the statements in the Registration Statement not misleading; provided, however, that in no event will any party be liable for any untrue statement of a material fact or omission to state a material fact in the Registration Statement where such statement or omission, as the case may be, was made in reliance upon, and in conformity with, written information concerning another party furnished by or on behalf of such other party specifically for use in the Registration Statement.

(d) GBCI will pay all fees and costs associated with the preparation by GBCI’s counsel (and other professional advisors) and the filing of the Registration Statement. BOID will pay all fees and costs associated with its review and preparation of the Registration Statement and the Prospectus/Proxy Statement, with all such fees and costs to be included as and in the calculation of Transaction Related Expenses. BOID will pay the costs associated with the printing and mailing of the Prospectus/Proxy Statement to its shareholders and any other direct costs incurred by it in connection with the Prospectus/Proxy Statement and the holding of the BOID Meeting, with all such costs to be included as and in the calculation of Transaction Related Expenses.

4.2.2 Submission to Shareholders. BOID will promptly take the actions necessary in accordance with applicable Law and its articles of incorporation and bylaws to convene a shareholders’ meeting to consider the approval of this Agreement and to authorize the transactions contemplated by this Agreement (such meeting and any adjournment or postponement thereof, the “BOID Meeting”). The BOID Meeting will be held as soon as reasonably practicable (but in any event within 45 days) after the date the Prospectus/Proxy Statement is sent to BOID’s shareholders without objection by applicable Governmental Authorities. The board of directors of BOID has adopted a resolution recommending approval of this Agreement and the Merger by the holders of BOID Common Stock, and it shall not withdraw, modify, or qualify its recommendation unless, subsequent to the Execution Date, BOID receives a Superior Proposal and the board of directors of BOID determines, in good faith and upon the written advice of independent legal counsel, that it would be inconsistent with its fiduciary duties under applicable Law not to withdraw, modify, or qualify such recommendation. BOID shall use its commercially reasonable efforts to obtain from the holders of BOID Common Stock approval of this Agreement in accordance with Idaho Law, including (except as provided in the preceding sentence) by communicating to its shareholders its recommendation (and including such recommendation in the Prospectus/Proxy Statement) that they approve this Agreement and the Merger. Subject to applicable Law, BOID shall adjourn or postpone the BOID Meeting if, as of the time for which such meeting is originally scheduled, there are insufficient shares of BOID Stock represented (either in person or by proxy) to constitute a quorum necessary to conduct the business of such meeting, or if, on the date of such BOID Meeting, (a) BOID has not received proxies representing a sufficient number of shares necessary to obtain the required approval by the holders of BOID Common Stock and such approval remains possible to obtain and (b) the holders of BOID Common Stock have authorized by the requisite vote under Idaho Law the adjournment pursuant to the Prospectus/Proxy Statement; provided that BOID shall only be required to adjourn the BOID Meeting two times pursuant to this Section 4.2.2.

4.3 Submission to Regulatory Authorities. GBCI will use its commercially reasonable efforts to promptly prepare, promptly file (but in any event within 45 days of the Execution Date) and timely effect all documentation, applications, notices, petitions and filings, and to obtain all permits, approvals, consents, authorizations, waivers, clearances and orders of Governmental Authorities necessary or advisable, in the opinion of GBCI’s counsel, to consummate the Transactions (the “Requisite Regulatory Approvals”), and to comply with the terms and conditions of all Requisite Regulatory Approvals, and to obtain as promptly as practicable all consents of third parties which are necessary or advisable to consummate the Transactions. GBCI will provide to BOID copies of all non-confidential portions of such documentation, applications, notices, petitions and filings for review and comment by BOID prior to their submission to the applicable Governmental Authorities. These documentation, applications, notices, petitions and filings are expected to include (a) an interagency bank merger application to be filed with the FDIC and a waiver to be sought from the Federal Reserve, pursuant to Federal Reserve Regulation Y § 225.12(d) with respect to the Merger; (b) an application or notice to the Montana Commissioner and Idaho Department of Finance and related filings regarding the Transactions; and (c) filings and coordination with the offices of the Secretaries of State of Montana and Idaho, with respect to the Merger and the Bank Merger. BOID and the Bank will cooperate with GBCI and use their commercially reasonable efforts to assist GBCI in obtaining all Requisite Regulatory Approvals. BOID and the Bank shall reasonably cooperate with GBCI and, upon request, furnish GBCI with all information concerning itself, and its directors, officers, and shareholders and such other matters as may be reasonably necessary or advisable in connection with any statement, filing, notice, or application made by or on behalf of GBCI, Glacier Bank, BOID, or the Bank to any third party or Governmental Authority in connection with the Transactions.

4.4 Public Announcements. Subject to advice of legal counsel with respect to legal requirements relating to public disclosure of matters related to this Agreement and its subject matter, the timing and content of any announcements, press releases or other public statements concerning the Merger or the Bank Merger will occur upon, and be determined by, the mutual consent of BOID and GBCI.

4.5 Consents. Each party to this Agreement will use its commercially reasonable efforts to obtain the timely consent or approval of any other Person whose consent or approval is necessary or appropriate in order to permit GBCI or BOID and Glacier Bank or the Bank to consummate the Merger or the Bank Merger.

4.6 Transition.

4.6.1 Each of GBCI and BOID shall designate an individual to serve as the primary representative tasked with coordinating transition matters with respect to the Transactions (each, a “Coordinator”). Each Coordinator shall have requisite authority to act on behalf of GBCI or BOID, as applicable, in order to address reasonable requests of the other during the transition period.

4.6.2 At such times as GBCI’s Coordinator may reasonably request during the period from the Execution Date to the Effective Time, the Coordinators shall meet for the purposes of discussing (i) the general status of BOID’s ongoing operations; (ii) the recipients, amounts and timing of payment of retention bonuses to Employees, including whether such bonuses will be paid contingent upon retention through Closing, core systems conversion, or upon another agreed-upon milestone; and (iii) the plan for the conversion of the Bank’s data processing and related electronic informational systems to those used by GBCI and Glacier Bank, which planning shall include, but not be limited to, discussion of the possible termination by the Bank of third-party service provider arrangements effective at the Effective Time or at a date thereafter, non-renewal of personal property leases and software licenses used by the Bank in connection with its systems operations, retention of outside consultants and additional employees to assist with the conversion, and outsourcing, as appropriate, of proprietary or self-provided system services, it being understood that neither BOID nor the Bank shall be obligated to take any such action prior to the Effective Time and, unless BOID and the Bank otherwise agree, no conversion shall take place prior to the Effective Time; provided, however, no such request by GBCI’s Coordinator shall interfere materially with the performance of duties by any employee of BOID or the Bank.

4.6.3 BOID shall use commercially reasonable efforts to provide to GBCI (i) a preliminary test file for core systems conversion that includes a preliminary tape and set of deconversion reports within 45 days after the Execution Date; and (ii) updated versions of such preliminary test file within five Business Days of GBCI’s reasonable request to BOID.

4.6.4 Notwithstanding the foregoing or anything else set forth in this Agreement, nothing shall give GBCI or Glacier Bank, directly or indirectly, the right to control or direct BOID’s or the Bank’s operations prior to the Effective Time. Prior to the Effective Time, BOID and the Bank will, consistent with the terms and conditions of this Agreement, control and supervise all aspects of their respective operations.

4.7 Notice of Certain Events; Cooperation. GBCI and BOID will each provide the other with prompt written notice of: (a) any events that, individually or in the aggregate, would reasonably be expected to have a Material Adverse Effect with respect to it, (b) the commencement of any investigation, action or proceeding against it by or before any court or Governmental Authority that would reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to it, and (c) any shareholder or other litigation or community-based protests, or any threat of such litigation or protest, against such party or its directors relating in any manner to this Agreement or the transactions contemplated hereby and shall keep the other party reasonably informed regarding any such shareholder or other litigation or protests, or threat related thereto, including providing all relevant documentation reasonably requested. No settlement of any litigation referenced in clause (c) shall be agreed to without GBCI’s prior written consent, which consent shall not be unreasonably withheld, conditioned or delayed. The parties will reasonably cooperate with each other in all material respects between the Execution Date and Closing to resolve any fact or circumstance identified by a party that would give rise to a breach of any of the representations, warranties, agreements or covenants in this Agreement if such facts or circumstances had been present as of the Execution Date. In addition, BOID will notify GBCI in the event it or any BOID Subsidiary acquires a fee ownership or leasehold interest in any real property, as specified in Section 4.1.2. Notwithstanding anything in this Section 4.7 to the contrary, a failure to provide notice pursuant to this Section 4.7 shall not, in and of itself, result in a failure of any condition to the obligation of any party to consummate the Merger pursuant to Article 5 unless the underlying event would independently result in a failure to meet any such condition.

4.8 Confidentiality. Subject to the requirements of Law, each party will keep and hold as confidential, and will exercise commercially reasonable efforts to cause its representatives to keep and hold as confidential, all information and documents obtained pursuant to this Agreement unless such information (a) is required by Law to be disclosed, (b) becomes available to such party from other sources not bound by a confidentiality obligation, (c) is disclosed with prior written approval of the party to which such information pertains or is disclosed in a legal action between the parties relating to this Agreement or the Transactions, or (d) is or becomes public without fault of the subject party. If this Agreement is terminated or the Merger otherwise fails to be consummated, each party to this Agreement will remain bound by the terms of the Confidentiality Agreement, which will continue in accordance with its terms.

4.9 Listing. Prior to the Effective Time, GBCI shall cause to be filed with the New York Stock Exchange such notices of issuance or related forms as may be necessary or appropriate in connection with issuance of the GBCI Shares in the Merger.

4.10 Blue Sky Filings. GBCI will use commercially reasonable efforts to obtain, prior to the mailing of the Registration Statement, any necessary state securities Laws or “Blue Sky” permits and approvals.

4.11 Tax Treatment. Neither GBCI and its Subsidiaries nor BOID and the BOID Subsidiaries will take or cause to be taken any action that would or could reasonably be expected to prevent the Merger or the Bank Merger from qualifying as a reorganization under IRC Section 368(a). Each of GBCI and its Subsidiaries and BOID and the BOID Subsidiaries shall use commercially reasonable efforts to cause the Merger to qualify as a reorganization under IRC Section 368(a). The parties shall report the Merger for all Tax purposes in a manner consistent with qualification as a reorganization under IRC Section 368(a).

4.12 BOID Closing Capital. No earlier than the 15th Business Day prior to the parties’ agreed-upon anticipated date of Closing (the “Anticipated Closing Date”) nor later than the 11th Business Day before the Anticipated Closing Date, BOID shall calculate in good faith and provide to GBCI the estimated BOID Capital as of the Anticipated Closing Date (including estimated earnings through the Anticipated Closing Date), and shall provide GBCI with a copy of the proposed Subsequent BOID Financial Statements and Subsequent Bank Financial Statements for the month preceding the date of calculation (if not already provided in accordance with Section 4.1.8), together with internally prepared financial statements through the date of calculation, estimated retained earnings through the Anticipated Closing Date, the impact of any pending adjustments required in the calculation of the estimated BOID Capital, and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such estimated BOID Capital. GBCI shall review such materials and, within four Business Days following receipt thereof, notify BOID as to whether GBCI accepts or disputes the amount of the estimated BOID Capital. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and BOID are unable to resolve such dispute through good faith negotiations within three Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by, an accounting firm that is mutually and reasonably acceptable to, and independent of, the parties (the “Independent Accountants”). The Independent Accountants shall review the matter in dispute and, solely as to disputes relating to accounting issues and acting as an expert and not as an arbitrator, determine and report in writing to GBCI and BOID the resolution of such disputed matters and the effect of such determinations on the calculation of the BOID Capital estimated as of the Anticipated Closing Date (unadjusted for any delay that may have been caused by the Independent Accountants’ review of the matter(s) in dispute), and such determinations shall be final, binding and conclusive unless GBCI and BOID mutually agree upon a different amount. The BOID Capital estimated as of Closing, as determined and agreed upon in writing by GBCI and BOID in accordance with Schedule 4.12 and this Section 4.12, is the “BOID Closing Capital.” The fees and disbursements of the Independent Accountants pursuant to this Section 4.12 and Section 4.13 below shall be shared equally by GBCI, on the one hand, and BOID, on the other hand, and BOID’s portion shall be an expense in the calculation of the BOID Closing Capital.

4.13 Transaction Related Expenses. No earlier than the 15th Business Day prior to Closing nor later than the 11th Business Day before such Closing, BOID shall calculate in good faith the estimated Transaction Related Expenses as of the Closing and shall provide GBCI with a copy of a schedule in the form of Exhibit B detailing each Transaction Related Expense and any other documentation reasonably requested by GBCI for purposes of confirming the amount of such Transaction Related Expenses. GBCI shall review such materials and, within four Business Days following receipt thereof, notify BOID as to whether GBCI accepts or disputes the amount of the estimated Transaction Related Expenses. If GBCI disputes such calculation in good faith, it shall describe in its notice its specific requested changes or adjustments. If GBCI and BOID are unable to resolve such dispute through good faith negotiations within four Business Days after delivery of GBCI’s notice of objection, then the parties shall mutually engage and submit such dispute to, and the same shall be finally resolved by the Independent Accountants in accordance with the process set forth in Section 4.12. The Transaction Related Expenses estimated as of Closing, as determined and agreed upon in writing by GBCI and BOID in accordance with this Section 4.13, are the “Final Transaction Related Expenses.”

4.14 Payment of Dividend; Adjustment to Per Share Stock Consideration.

4.14.1 Payment of Dividend; Notice. If the BOID Closing Capital exceeds the Closing Capital Requirement (i.e., the Closing Capital Differential is a positive number) after making all adjustments required by the terms of this Agreement (including, without limitation, in the event the Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount), BOID may, upon prior written notice to GBCI not less than 10 Business Days prior to the Anticipated Closing Date, declare a special dividend to its shareholders of record on a date prior to the Anticipated Closing Date reasonably determined by BOID (which for the avoidance of doubt, may take into consideration the unrestricted shares of BOID Stock to be issued pursuant to Section 1.4.3 and other shares of restricted stock) and payable on or before the Effective Date in an amount equal to the positive Closing Capital Differential. BOID shall satisfy all notice requirements to Governmental Authorities applicable to payment of the special dividend pursuant to this Section 4.14.1.

4.14.2 Adjustment to Per Share Stock Consideration. If the BOID Closing Capital is less than the Closing Capital Requirement (i.e., the Closing Capital Differential is a negative number) after making all adjustments required by the terms of this Agreement (including, without limitation, in the event the Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount), then the Per Share Stock Consideration will be reduced on a per share basis by an amount, rounded to the nearest thousandth (referred to as the “Stock Consideration Per Share Adjustment Amount”), determined by dividing the remaining balance in the negative Closing Capital Differential by the GBCI Average Closing Price, and dividing that result by the number of shares of BOID Stock outstanding at the Effective Time.

4.15 Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each party will use commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all things necessary, proper or desirable, or advisable under applicable Laws, to consummate the transactions contemplated by this Agreement, including, without limitation, the Merger and the Bank Merger, as soon as reasonably practicable, and to otherwise enable consummation of the transactions contemplated by this Agreement, subject to any delays resulting from SEC review or bank regulatory processing. Without limiting the generality of the foregoing, GBCI and its Subsidiaries will use commercially reasonable efforts to resolve such objections, if any, as may be asserted by any Governmental Authority with respect to Requisite Regulatory Approvals and to obtain the Requisite Regulatory Approvals as promptly as possible after the Execution Date, and no later than the Outside Date; provided that GBCI shall not be required to take any action in furtherance of this Section 4.15 that would be reasonably likely to deprive GBCI of the economic or business benefits of the Transactions in a manner that is material relative to the aggregate economic or business benefits of the Transactions to GBCI.

4.16 GBCI Common Stock Issuable in Merger. The GBCI Shares, when issued in accordance with the terms of this Agreement, will be duly authorized, validly issued, fully paid and non-assessable and subject to no preemptive rights.

4.17 Tax Information. From the Execution Date and prior to Closing, BOID will, and will cause each BOID Subsidiary to, reasonably cooperate with GBCI in preparing and obtaining any Tax information relating to BOID and the BOID Subsidiaries reasonably requested by GBCI, such as asset basis, net operating losses, credits or similar tax attributes, or further information on the tax treatment of particular transactions effected, or Tax Returns filed by BOID or BOID Subsidiaries.

4.18 Pre-Closing Disposition. Prior to Closing, BOID and the Bank shall take the actions set forth in Schedule 4.18 with respect to the sale and disposition of assets associated with its trust and wealth management business.

4.19 BOID Subordinated Debt. BOID will cooperate with GBCI to effect the assumption of the BOID Subordinated Debt by GBCI, subject to and contingent upon the occurrence of the Closing, and to the extent permitted by the terms of the governing indentures, and BOID and GBCI will each execute any and all instruments and agreements as may reasonably be requested in order to effect such assumption.

4.20 BOID ESOP and BOID 401(k) Rollover. GBCI shall take such actions as may be reasonably required to permit current Employees who continue employment with GBCI, Glacier Bank or their Affiliates after the Effective Time to roll over any eligible rollover distributions (within the meaning of Section 401(a)(31) of the IRC, exclusive of loans) in cash in an amount equal to the full account balance of such continuing Employee from the BOID ESOP and the BOID 401(k), as applicable and at such time as Glacier is legally able to do so.

ARTICLE 5

APPROVALS AND CONDITIONS

5.1 Required Approvals. The obligations of the parties to this Agreement are subject to the approval of this Agreement and the Transactions by all appropriate Governmental Authorities having jurisdiction with respect thereto; provided, however, that no such consent or approval will have imposed any condition or requirement that would deprive GBCI of the economic or business benefits of the Transactions in a manner that is material relative to the aggregate economic or business benefits of the Transactions to GBCI.

5.2 Conditions to Obligations of GBCI. The obligations of GBCI to consummate the Merger are subject to satisfaction or written waiver by GBCI of the following conditions at or before Closing:

5.2.1 Representations and Warranties. The (a) representations and warranties of BOID and the Bank contained in Sections 3.1.3(a), 3.1.3(b), 3.1.3(c), 3.1.12 and 3.1.20 will be true and correct in all respects, except, in the case of Sections 3.1.3(a), 3.1.3(b), and 3.1.3(c) with respect to de minimis inaccuracies, (b) representations and warranties of BOID and the Bank contained in the first sentence of Section 3.1.1(a), the first sentence of Section 3.1.1(b), and Sections 3.1.1(d), 3.1.2, and 3.1.21 will be true and correct in all material respects, and (c) representations and warranties of BOID and the Bank contained in this Agreement not otherwise set forth in clause (a) or clause (b) of this Section 5.2.1 will be true and correct in all respects except where the failure to be so true and correct would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to BOID, in the case of clause (b) and clause (c) of this Section 5.2.1, disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein, and, in each case, with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). BOID and the Bank will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of BOID and the Bank and dated as of the Effective Date.

5.2.2 Compliance. BOID will have performed and complied, and will have caused the Bank to perform and comply, in all material respects with all terms, covenants and conditions of this Agreement on or before Closing. BOID will have delivered to GBCI a certificate to that effect, executed by a duly authorized officer of BOID and dated as of Closing.

5.2.3 Continued Effectiveness of Agreements. The individuals listed on Schedule 5.2.3 shall have entered into agreements with GBCI or Glacier Bank and such agreements shall continue in full force and effect.

5.2.4 Closing Capital and Financial Statements. BOID will have delivered to GBCI the financial information set forth in Section 4.12, and the parties will have agreed upon the amount of BOID Closing Capital pursuant to the terms of Section 4.12.

5.2.5 Transaction Related Expenses. BOID will have delivered to GBCI the financial information set forth in Section 4.12 and the parties will have agreed upon the amount of Final Transaction Related Expenses pursuant to the terms of Section 4.13.

5.2.6 Dissenting Shares. Proposed Dissenting Shares must not represent more than 10 percent of the outstanding BOID Stock.

5.2.7 No Material Adverse Effect. Since the Execution Date, there will have been (a) no material damage, destruction or loss (whether or not covered by insurance) or other event that, in any such case, has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on BOID or (b) the commencement of any proceeding against BOID or the Bank that, individually or in the aggregate, is reasonably expected to have a Material Adverse Effect with respect to BOID.

5.2.8 No Legal Proceedings. No action or proceeding will have been commenced or threatened by any Governmental Authority to restrain or prohibit or invalidate the Merger, and no order or Law shall have been entered, enacted, promulgated, enforced or issued by any Governmental Authority the effect of which prevents the consummation of or invalidates the Merger.

5.2.9 Tax Opinion. GBCI will have obtained from Miller Nash LLP an opinion addressed to GBCI (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be a reorganization within the meaning of IRC Section 368(a) (copies of which opinion will be delivered to BOID). In rendering such opinion, Miller Nash LLP may require and rely upon customary representations contained in certificates of officers of each of GBCI and BOID or any Subsidiary of either, in form and substance reasonably acceptable to such counsel.

5.2.10 Corporate and Shareholder Action. Each of the following will have adopted or approved the Merger and the Bank Merger, as applicable: (a) the boards of directors of BOID and the Bank; (b) BOID, as sole shareholder of the Bank; and (c) the holders of BOID Common Stock.

5.2.11 Resignation of Directors. The directors of BOID and the Bank will have tendered their written resignations from the respective board of directors of BOID and the Bank, to be effective upon consummation of the Merger or the Bank Merger, as applicable.

5.2.12 Registration Statement. The Registration Statement, as it may have been amended, required in connection with the issuance of the GBCI Shares, and as described in Section 4.2, will have become effective, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

5.2.13 Pre-Closing Disposition. BOID and the Bank shall have taken such actions set forth in Schedule 4.18 with respect to the sale and disposition of assets associated with its trust and wealth management business.

5.2.14 BOID ESOP and BOID 401(k). BOID shall have taken such corporate or other actions as may be reasonably required to satisfy the requirements of Sections 6.4.1 and 6.4.2.

5.2.15 Option Cancellation Agreements. Holders of BOID Options shall have executed cancellation agreements in accordance with the requirements of Section 1.4.1.

5.2.16 Stock Appreciation Rights Cancellation Agreements. Holders of BOID SARs shall have executed cancellation agreements in accordance with the requirements of Section 1.4.2.

5.3 Conditions to Obligations of BOID. The obligations of BOID to consummate the Merger are subject to satisfaction or written waiver by BOID of the following conditions at or before Closing:

5.3.1 Representations and Warranties. The (a) representations and warranties of GBCI and Glacier Bank contained in Section 3.2.9 will be true and correct in all respects, (b) representations and warranties of GBCI and Glacier Bank contained in the first sentence of Section 3.2.1(a), the first sentence of Section 3.2.1(b), and Sections 3.2.1(d), 3.2.2 and 3.2.3 will be true and correct in all material respects, and (c) representations and warranties of GBCI and Glacier Bank contained in this Agreement not otherwise set forth in clause (a) or clause (b) of this Section 5.3.1 will be true and correct in all respects except where the failure to be so true and correct would not reasonably be expected to have, either individually or in the aggregate, a Material Adverse Effect with respect to GBCI, in the case of clause (b) and clause (c) of this Section 5.3.1, disregarding all qualifications or limitations as to “materiality,” “Material Adverse Effect” and words of similar import set forth therein, and, in each case, with the same force and effect as though such representations and warranties had been made on and as of Closing (except to the extent that such representations and warranties are by their express provisions made as of a specified date, in which case such representations and warranties will be true and correct in all material respects or true and correct, as the case may be, as of such date). GBCI and Glacier Bank will have delivered to BOID a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of the Effective Date.

5.3.2 Compliance. GBCI and Glacier Bank will have performed and complied, in all material respects, with all terms, covenants and conditions of this Agreement on or before Closing. GBCI and Glacier Bank will have delivered to BOID a certificate to that effect, executed by a duly authorized officer of GBCI and Glacier Bank and dated as of Closing.

5.3.3 No Material Adverse Effect. Since the Execution Date, there will have been no event that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect on GBCI.

5.3.4 Registration Statement. The Registration Statement will have become effective as specified in Section 5.2.12, and no stop order suspending the effectiveness of such Registration Statement will have been issued or remain in effect, and no proceedings for that purpose will have been initiated or threatened by the SEC, the basis for which still exists.

5.3.5 No Legal Proceedings. No action or proceeding will have been commenced or threatened by any Governmental Authority to restrain or prohibit or invalidate the Merger, and no order or Law shall have been entered, enacted, promulgated, enforced or issued by any Governmental Authority the effect of which prevents the consummation of or invalidates the Merger.

5.3.6 Tax Opinion. BOID will have obtained from Otteson Shapiro LLP an opinion addressed to BOID (subject to reasonable limitations, conditions and assumptions) to the effect that on the basis of facts, representations and assumptions set forth in such opinion, the Merger will be a reorganization within the meaning of IRC Section 368(a) (copies of which opinion will be delivered to GBCI). In rendering such opinion, Otteson Shapiro LLP may require and rely upon customary representations contained in certificates of officers of each of GBCI and BOID or any Subsidiary of either, in form and substance reasonably acceptable to such counsel.

5.3.7 Payments to the Exchange Agent. GBCI will have deposited the Exchange Fund with the Exchange Agent.

5.3.8 Approval of BOID Shareholders. The holders of BOID Common Stock will have approved this Agreement and the Merger by the requisite vote under Idaho Law and BOID’s articles of incorporation and bylaws, as applicable.

5.3.9 Listing. The GBCI Shares shall have been authorized for listing on the New York Stock Exchange, subject to official notice of issuance.

ARTICLE 6

DIRECTORS, OFFICERS AND EMPLOYEES

6.1 Director, Executive Officer and Shareholder Agreements. As a condition to the execution of this Agreement, the directors, executive officers, and principal shareholders described in Recital E have entered into the written agreements described in Recital E on or before the Execution Date.

6.2 Employee Benefit Issues.

6.2.1 Comparability of Benefits. GBCI’s and Glacier Bank’s personnel policies will apply to any current Employees who are retained after the Effective Time, and such retained Employees will be eligible to participate in all of the benefit plans of GBCI and/or Glacier Bank that are generally available to similarly situated employees of GBCI and/or Glacier Bank in accordance with and subject to the terms of such plans. From the Effective Date until the first anniversary thereof, GBCI shall use commercially reasonable efforts to, or shall use commercially reasonable efforts to cause its Affiliates to, provide to each retained Employee monetary base compensation that is substantially similar to that provided by BOID or the Bank to such retained Employee as of immediately prior to the Closing.

6.2.2 Treatment of Past Service. For purposes of such participation, current Employees’ prior service with BOID and/or the Bank will constitute prior service with GBCI or Glacier Bank for all purposes (including but not limited to vacation time and participation and benefits under the applicable GBCI or Glacier Bank severance plan for employees in effect at the time of any termination).

6.2.3 Additional Accruals. BOID and GBCI shall take the actions set forth in Schedule 6.2.3 with respect to accruals prior to Closing.

6.2.4 No Contract Created. Nothing in this Agreement will give any Employee a right to employment or continuing employment.

6.2.5 Severance Eligibility. Any current Employees (a) who are not entitled to severance, change in control, or other payments at or in connection with Closing under the Compensation Plans set forth in Schedule 3.1.18(c) or otherwise, and (b) are not offered a position by GBCI or continued to be employed by Glacier Bank on the date that is one year following the Effective Date will receive severance payments in accordance with Glacier Bank’s severance policy in effect at the Closing on the basis of the number of years of prior service with BOID and the Bank, at the expense of GBCI.

6.3 Indemnification of Directors and Executive Officers.

6.3.1 For a period of six years from and after the Effective Date, GBCI will indemnify and defend each present and former director and officer of BOID and the Bank (the “Indemnified Parties”) from and against any and all claims, losses, liabilities, judgments, fines, damages, costs (including amounts paid in settlement or compromise) and expenses (including reasonable attorneys’ fees) incurred in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative, or investigative, arising out of actions or omissions accruing at or prior to the Effective Time, including, without limitation, the Merger to the fullest extent that BOID and/or the Bank is currently permitted to indemnify (and advance expenses to) its directors and officers under applicable Law, including federal banking Law, and under their respective articles of incorporation or bylaws in effect on the Execution Date or written contract with BOID or the Bank in effect on the Execution Date; provided, however, that all rights to indemnification in respect of any claim asserted or made in accordance with this Section 6.3 shall continue until the final disposition of such claim. GBCI shall advance expenses (including fees and expenses of legal counsel) as incurred to the Indemnified Parties to the fullest extent that such Indemnified Parties would be entitled under applicable articles of incorporation or bylaws in effect on the Execution Date or written contract with BOID or the Bank in effect on the Execution Date. Any determination required to be made with respect to whether an officer’s or director’s conduct complies with the standard set forth under BOID’s or the Bank’s articles of incorporation or bylaws will be made by independent counsel (which will not be counsel that provides any services to GBCI or any of its Subsidiaries) selected by GBCI and reasonably acceptable to such officer or director.

6.3.2 Prior to the Effective Time, GBCI will purchase, at the sole cost and expense of BOID, and BOID will reasonably cooperate with GBCI’s efforts to purchase, (i) a six-year tail policy for BOID’s current directors’ and officers’ liability insurance and (ii) at GBCI’s sole discretion, a two-year tail policy for BOID’s current cyber insurance prior to the Effective Time; provided that the premiums for such policies shall not exceed 200 percent of the current annualized premiums; and provided further that, BOID may substitute therefor policies with reputable insurers of at least the same coverage and scope, and in amount, and containing terms and conditions, that are no less favorable to such individuals than such policies in effect on the date hereof.

6.3.3 The provisions of this Section 6.3 will survive the consummation of the Merger and expressly are intended to benefit, and are enforceable by, each Indemnified Party, and his or her heirs and his or her representatives, and are in addition to, and not in substitution for, any other rights to indemnification or contribution that any such individual may have under BOID’s articles of incorporation or bylaws, by contract or otherwise. The obligations of GBCI pursuant to this Section 6.3 (and the “tail policy” obtained pursuant thereto) may not be terminated, canceled or modified in such a manner as to adversely affect the rights of any Indemnified Party to whom this Section 6.3 applies unless (i) such termination or modification is required by applicable Law, or (ii) the affected Indemnified Party shall have consented in writing to such termination or modification (it being expressly agreed that the Indemnified Parties to whom this Section 6.3 applies will be third party beneficiaries of this Section 6.3). In the event GBCI or any of its respective successors or assigns (a) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity in such consolidation or merger, or (b) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision will be made so that the successors and assigns of GBCI, as the case may be, assume the obligations set forth in this Section 6.3.

6.4 Termination of BOID ESOP and BOID 401(k).

6.4.1 After the date hereof and in any event prior to the Closing, BOID shall have adopted an amendment to the BOID ESOP providing that (a) the BOID ESOP shall be terminated at least one day prior to the Closing, (b) immediately prior to such termination, the BOID ESOP shall be in compliance in all material respects with any applicable Laws, including ERISA and the IRC, (c) no new participants shall be admitted to the BOID ESOP after such termination, (d) BOID ESOP participants’ accounts shall be fully vested and 100 percent non-forfeitable upon such termination, and (e) the BOID ESOP shall permit the entire balance of a participant’s account to be distributable following the receipt of approvals of the Internal Revenue Service reasonably determined by GBCI to be appropriate that such termination does not adversely affect the BOID ESOP’s tax-qualified status.

6.4.2 After the date hereof and in any event prior to the Closing, BOID shall have adopted an amendment to the BOID 401(k) providing that (a) the BOID 401(k) shall be terminated at least one day prior to the Closing, (b) immediately prior to such termination, the BOID 401(k) shall be in compliance in all material respects with any applicable Laws, including ERISA and the IRC, (c) no new participants shall be admitted to the BOID 401(k) after such termination, (d) BOID 401(k) participants’ accounts shall be fully vested and 100 percent non-forfeitable upon such termination, and (e) the BOID 401(k) shall permit the entire balance of a participant’s account to be distributable following the receipt of approvals of the Internal Revenue Service reasonably determined by GBCI to be appropriate that such termination does not adversely affect the BOID 401(k)’s tax-qualified status.

ARTICLE 7

TERMINATION OF AGREEMENT AND ABANDONMENT OF TRANSACTION

7.1 Termination by Reason of Lapse of Time. If Closing does not occur on or before October 31, 2025 (the “Outside Date”), either GBCI or BOID may terminate this Agreement and the Merger if the terminating party delivers to the other party written notice that its board of directors has voted in favor of termination; provided that, if as of such Outside Date, the condition to Closing set forth in Section 5.1 shall not have been satisfied, then the Outside Date will be extended to on or before January 31, 2026, if either BOID or GBCI notifies the other party in writing on or prior to the Outside Date of its election to extend the Outside Date; and provided, further that the right to terminate this Agreement pursuant to this Section 7.1 shall not be available to any party whose failure to perform or observe the covenants and agreements of such party set forth in this Agreement resulted in the failure of the Merger to be completed by the applicable Outside Date.

7.2 Termination Due to GBCI Average Closing Price Greater Than $53.60.

7.2.1 GBCI’s Right to Terminate. Subject to Section 7.2.2, by specific action of its board of directors, GBCI may terminate this Agreement and the Merger by written notice to BOID on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is greater than $53.60. Prior to a termination pursuant to this Section 7.2.1, the parties will have made appropriate adjustments to take into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date.

7.2.2 BOID’s Right to Adjust Consideration. If GBCI provides written notice to BOID in accordance with Section 7.2.1, then within three Business Days following BOID ‘s receipt of such notice, BOID may elect by written notice to GBCI to accept an adjustment to the Per Share Stock Consideration through the issuance of fewer GBCI Shares; in such event, the Total Consideration Value Per Share shall equal $53.60 (based on the GBCI Average Closing Price rounded up to the nearest whole share). If BOID makes such election to accept a decrease in the number of GBCI Shares to be issued as the Per Share Stock Consideration, no termination will occur pursuant to Section 7.2.1, and this Agreement will remain in effect according to its terms (except as the Per Share Stock Consideration has been adjusted).

7.3 Termination Due to GBCI Average Closing Price Less Than $35.74.

7.3.1 BOID’s Right to Terminate. Subject to Section 7.3.2, by specific action of its board of directors, BOID may terminate this Agreement and the Merger by written notice to GBCI on the Business Day immediately following the Determination Date, if the GBCI Average Closing Price is less than $35.74. Prior to a termination pursuant to this Section 7.3.1, the parties will have made appropriate adjustments to take into account the declaration or effects of a stock dividend, stock split, reverse stock split or similar transaction involving the issuance of GBCI Common Stock for which no consideration is received between the Execution Date and the Determination Date.

7.3.2 GBCI’s Right to Adjust Consideration. If BOID provides written notice to GBCI in accordance with Section 7.3.1, then within three Business Days following GBCI’s receipt of such notice, GBCI may elect by written notice to BOID to adjust the Per Share Stock Consideration through the issuance of additional GBCI Shares (or at GBCI’s discretion, the inclusion of a fixed amount of cash per share, or a combination thereof); in such event, the Total Consideration Value Per Share shall equal $35.74 (based on the GBCI Average Closing Price rounded up to the nearest whole share). If GBCI makes such election, no termination will occur pursuant to Section 7.3.1, and this Agreement will remain in effect according to its terms (except as the Per Share Stock Consideration has been adjusted pursuant to this Section 7.3.2).

7.4 Other Grounds for Termination. This Agreement and the Merger may be terminated at any time before Closing (whether before or after applicable approval of this Agreement by the holders of BOID Common Stock, unless otherwise provided) by BOID (on behalf of itself and the Bank) or GBCI (on behalf of itself and Glacier Bank) as follows:

7.4.1 Mutual Consent. By mutual consent of BOID and GBCI, if the board of directors of each party agrees to terminate by a majority vote of all of its members.

7.4.2 No Regulatory Approvals. By BOID or GBCI, if a Governmental Authority that must grant a Requisite Regulatory Approval has denied a Requisite Regulatory Approval or a Requisite Regulatory Approval

is subject to any condition or requirement not normally imposed in such transactions that would deprive GBCI of the economic or business benefits of the Transactions in a manner that is material relative to the aggregate economic or business benefits of the Transactions to GBCI; provided, however, that BOID or GBCI will have 15 Business Days following receipt of any denial to appeal the decision, and if such appeal is timely made by either party, such party will have 60 days to prosecute diligently and overturn such denial, and such other party may not terminate this Agreement pursuant to this Section 7.4.2 during such period of time; provided further, however, either party shall be entitled to terminate this Agreement pursuant to the terms of Section 7.1 during such period of time.

7.4.3 Breach of Representation. By BOID or GBCI (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement if they are not qualified as to materiality and is not then in breach of any of its representations, warranties, agreements or covenants in this Agreement if they are qualified as to materiality) if there has been a material breach of any of the representations or warranties set forth in this Agreement that are not qualified as to materiality or a breach of any of the representations or warranties set forth in this Agreement that are qualified as to materiality on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30 day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.4.3 unless the breach of such representation or warranty, together with any other such breaches, would entitle the party receiving such representation not to consummate the transactions contemplated hereby under Section 5.2.1 (in the case of a breach of a representation or warranty by BOID) or Section 5.3.1 (in the case of a breach of a representation or warranty by GBCI).

7.4.4 Breach of Covenant. By BOID or GBCI (provided that the terminating party is not then in material breach of any of its representations, warranties, agreements or covenants in this Agreement in a manner that would entitle the other party not to consummate the Merger) if there has been a breach of any of the covenants or obligations set forth in this Agreement on the part of the other party, which breach is not cured within 30 days following written notice to the party committing such breach, or which breach, by its nature, cannot be cured prior to the end of such 30-day period; provided, however, that neither party will have the right to terminate this Agreement pursuant to this Section 7.4.4 unless the breach of such covenant or obligation, together with any other such breaches, would entitle the party receiving such covenant or obligation not to consummate the transactions contemplated hereby under Section 5.2.2 (in the case of a breach of a covenant or obligation by BOID) or Section 5.3.2 (in the case of a breach of a covenant or obligation by GBCI).

7.4.5 Failure to Recommend or Obtain Shareholder Approval.

(a) By GBCI (provided that GBCI is not then in material breach of any of its representations, warranties, covenants or other agreements in this Agreement), if BOID’s board of directors (i) fails to recommend to its shareholders the approval of the Merger or (ii) modifies, withdraws, or changes in a manner adverse to GBCI its recommendation to shareholders to approve the Merger; or

(b) By BOID or GBCI (provided that the terminating party or its applicable Subsidiary are not then in material breach of any of their representations, warranties, covenants or other agreements in this Agreement), if the holders of BOID Common Stock elect not to approve the Merger at the BOID Meeting.

7.4.6 Dissenting Shares. By GBCI, if holders of 10 percent or more of the outstanding shares of BOID Stock are Proposed Dissenting Shares.

7.4.7 Superior Proposal—Termination by BOID. By the board of directors of BOID upon written notice to GBCI if BOID’s board of directors has in good faith determined that an Acquisition Proposal received by BOID constitutes a Superior Proposal; provided, however, that BOID may not terminate this Agreement pursuant to this Section 7.4.7 unless (a) it has not materially breached Section 4.1.9 or Section 4.2.2, (b)

promptly following the delivery of such notice of termination, it enters into a definitive acquisition agreement relating to such Superior Proposal, (c) it has provided GBCI at least 10 days’ prior written notice advising GBCI that the board of directors of BOID is prepared to accept a Superior Proposal (the “Superior Proposal Notice Period”) and has given GBCI, if it so elects, an opportunity to amend the terms of this Agreement during the Superior Proposal Notice Period (and negotiated with GBCI in good faith with respect to such terms during the Superior Proposal Notice Period) in such a manner as would enable BOID’s board of directors to proceed with the Merger without violating their fiduciary duties, and (d) simultaneously upon entering into such definitive acquisition agreement relating to such Superior Proposal referred to in clause (b), it delivers to GBCI the Break-Up Fee.

7.4.8 Superior Proposal—Termination by GBCI. By GBCI upon written notice to BOID if an Acquisition Event will have occurred.

7.5 Break-Up Fee. If this Agreement is terminated pursuant to Section 7.4.5(a), Section 7.4.7, or Section 7.4.8, then BOID will immediately pay to GBCI an amount equal to $8,000,000, (the “Break-Up Fee”). If this Agreement is terminated pursuant to Section 7.4.5(b), or pursuant to Section 7.4.4 for breach of either Section 4.1.9 or Section 4.2.2, and within 18 months after such termination, BOID or the Bank enters into an agreement, or publicly announces an intention, to engage in an Acquisition Event, or within 18 months after such termination an Acquisition Event occurs, then BOID will promptly following such entry, announcement, or occurrence pay to GBCI the Break-Up Fee.

7.6 Cost Allocation Upon Termination; Limitations; Break-Up Fee as Liquidated Damages. In connection with the termination of this Agreement under this Article, except as provided in 7.5, each party will pay its own out-of-pocket costs incurred in connection with this Agreement and, except as set forth in Section 7.5 and Section 8.4, will have no liability to the other parties arising from such termination, except that in the event of a termination under Section 7.4.3 or Section 7.4.4 in a circumstance in which no Break-Up Fee is paid, no party will be relieved from any liability arising out of the underlying breach by reason of such termination. The parties acknowledge and agree that (a) the agreements contained in Section 7.5 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, neither party would enter into this Agreement, and (b) any amount payable by BOID pursuant to Section 7.5 constitutes liquidated damages and not a penalty and shall be the sole monetary remedy of GBCI in the event of termination of this Agreement under circumstances that give rise to payment of the Break-Up Fee. In the event that BOID fails to pay the Break-Up Fee when due then (a) BOID shall reimburse GBCI for all costs and expenses (including disbursements and reasonable fees of counsel) incurred in connection with the collection of unpaid or overdue amounts, and (b) BOID shall pay to GBCI interest on such overdue amounts (for the period commencing as of the date that such overdue amount was originally required to be paid and ending on the date that such overdue amount is actually paid in full) at a rate per annum equal to the prime rate published in The Wall Street Journal on the date such payment was required to be made, plus 2 percent. The parties hereto acknowledge and agree that in no event shall BOID be required to pay the Break-Up Fee more than one time.

ARTICLE 8

MISCELLANEOUS

8.1 Notices. Any notice, request, instruction or other document to be given under this Agreement will be in writing and will be delivered personally, sent electronic mail or sent by registered or certified mail or overnight Federal Express service, postage prepaid, addressed as follows:

GBCI:	Glacier Bancorp, Inc. 49 Commons Loop Kalispell, Montana 59901 Attn: Randall M. Chesler, President and CEO Email: rchesler@glacierbancorp.com

with a copy to:	Miller Nash LLP 1140 SW Washington St Suite 700 Portland, Oregon 97205 Attn: David G. Post Kalin G. Bornemann Email: david.post@millernash.com kalin.bornemann@millernash.com

BOID and the Bank:	Bank of Idaho Holding Co. 350 Memorial Drive Suite 200 Idaho Fals, Idaho 83402 Attn: Jeff Newgard, President and CEO Email: jeffnewgard@bankofidaho.net

with a copy to:	Otteson Shapiro LLP 7979 E Tufts Ave Suite 1600 Denver, Colorado 80237 Attn: Christian Otteson Bo Anderson Email: ceo@os.law banderson@os.law or to such other address or Person as any party may designate by written notice to the other given under this Section 8.1.

8.2 Waivers and Extensions. Subject to Article 9, any party may grant waivers or extensions to the other parties, but only through a written instrument executed by the President and/or CEO or CFO of the party granting the waiver or extension. Waivers or extensions that do not comply with the preceding sentence are not effective. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights. In accordance with this Section 8.2, a party may extend the time for the performance of any of the obligations or other acts of any other party, and may waive:

8.2.1 any inaccuracies of any other party in the representations and warranties contained in this Agreement or in any document delivered in connection with this Agreement;

8.2.2 compliance with any of the covenants of any other party; and

8.2.3 any other party’s performance of any obligations under this Agreement and any other condition precedent set out in Article 5.

8.3 Construction and Execution in Counterparts; Third Party Beneficiaries.

8.3.1 Except as otherwise expressly provided in this Agreement, this Agreement, the Disclosure Schedule, and the Confidentiality Agreement: (a) covers the entire understanding of the parties, and no modification or amendment of its terms or conditions will be effective unless in writing and signed by the parties or their respective duly authorized agents; (b) will not be interpreted by reference to any of the titles or headings to the sections or subsections of this Agreement, which have been inserted for convenience only and are not deemed a substantive part of this Agreement; (c) is deemed to include all amendments to this Agreement, each of which is made a part of this Agreement by this reference; and (d) may be executed in one or more counterparts, each of which will be deemed an original, but all of which taken together will constitute one and the same document. References in this Agreement to Recitals, Sections, Subsections, Exhibits or Schedules are references to the Recitals, Sections, Subsections, Exhibits and Schedules of and to this Agreement unless expressly stated otherwise. Wherever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.” Unless otherwise specifically provided for herein, the term “or” shall not be deemed to be exclusive. If the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day.

8.3.2 Except for the provisions in Section 6.3 (which provisions may be enforced directly by Indemnified Parties), this Agreement is not intended to and shall not confer upon any Person other than the parties to this Agreement and their permitted assigns any rights, benefits or remedies of any nature whatsoever. The representations and warranties in this Agreement are the product of negotiations among the parties and are for the sole benefit of the parties.

8.4 Survival of Representations, Warranties, and Covenants. Except as set forth below, the representations, warranties, agreements and covenants set forth in this Agreement will not survive the Effective Time or termination of this Agreement, except that (a) Section 4.8 (Confidentiality), Section 7.5 (Break-Up Fee), Section 7.6 (Cost Allocation Upon Termination), and Sections 8.3 through 8.8 will survive termination; and (b) the covenants and other agreements in this Agreement that impose duties or obligations on the parties following the Effective Time, including without limitation Section 6.2 (Employee Benefit Issues) and Section 6.3 (Indemnification), will survive the Effective Time. Except as specifically set forth in the preceding sentences, none of the representations, warranties, agreements or covenants contained in this Agreement shall survive the Effective Time, and none of GBCI, Glacier Bank, BOID nor the Bank shall have any rights or remedies after Closing with respect to any breach of any such representations, warranties, agreements or covenants.

8.5 Expenses, Fees and Costs. Except as otherwise specifically provided herein, all fees, costs and expenses (including all legal, accounting, broker, finder or investment banker fees) incurred in connection with this Agreement and the Transactions are to be paid by the party incurring such fees, costs and expenses. In the event of any dispute, claim, arbitration or litigation arising out of or in connection with, or relating to, this Agreement or any breach or alleged breach of this Agreement (“Claim”), the substantially prevailing party on any such Claim will be entitled to reimbursement from the other party of its costs and expenses, including reasonable attorneys’ fees.

8.6 Arbitration. At either party’s request, the parties must submit any Claim to arbitration under the American Arbitration Association’s Commercial Arbitration Rules then in effect (or under any other form of arbitration mutually acceptable to the parties); provided that a party shall not be prevented from seeking injunctive relief in accordance with Sections 8.7 and 8.10 below to enforce this Agreement. A single arbitrator agreed on by the parties will conduct any arbitration. If the parties cannot agree on a single arbitrator within 15 days after service of the demand for arbitration, Claims shall be heard by a panel of three arbitrators, selected as follows: each party shall select one person to act as arbitrator and the two selected shall select a third arbitrator within 10 days of their appointment; if the arbitrators selected by the parties fail to select or are unable to agree on the third arbitrator, the third arbitrator shall be selected by the American Arbitration Association. The arbitration decision is final (except as otherwise specifically provided by Law) and binds the parties, and either party may request any court having jurisdiction to enter a judgment and to enforce the arbitrator’s decision. The arbitrator will provide the parties with a written decision naming the substantially prevailing party in the action. Any arbitration or related proceedings will take place in Kalispell, Montana.

8.7 Governing Law and Venue; Waiver of Jury Trial. This Agreement will be governed by and construed in accordance with the Laws of the State of Montana, except to the extent that federal Law may govern certain matters. Subject to the arbitration provisions set forth in Section 8.6, the parties must bring any legal proceeding arising out of this Agreement in the federal district courts of the Missoula Division for the State of Montana. Each party consents to and submits to the jurisdiction of any such federal court. EACH OF THE PARTIES HERETO IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL

PROCEEDING BETWEEN THE PARTIES HERETO ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS.

8.8 Severability. If a court determines that any term of this Agreement is invalid or unenforceable under applicable Law, the remainder of this Agreement will not be affected thereby, and each remaining term will continue to be valid and enforceable to the fullest extent permitted by Law.

8.9 No Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement may be assigned by any of the parties (whether by operation of Law or otherwise) without the prior written consent of the other parties. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns. Except as otherwise expressly provided, this Agreement (including the documents and instruments referred to in this Agreement) is not intended to confer upon any Person other than the parties any rights or remedies under this Agreement.

8.10 Specific Performance. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to seek specific performance of the terms hereof, this being in addition to any other remedies to which they are entitled at law or equity. Each party agrees that it will not oppose the granting of specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party entitled to an injunction to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with any such injunction and any party against whom such injunction is entered expressly waives any bond or security in connection therewith.

ARTICLE 9

AMENDMENTS

Subject to applicable Law, this Agreement and the form of any attached attachment, addendum, exhibit or schedule may be amended upon authorization of the boards of directors of the parties, whether before or after the BOID Meeting; provided, however, that after approval by the holders of BOID Common Stock, no amendment will be made changing the form or reducing the amount of consideration to be received by the shareholders of BOID without the further approval of such shareholders. All amendments, modifications, extensions and waivers must be in writing and signed by the party agreeing to the amendment, modification, extension, or waiver.

[signatures on next page]

This Plan and Agreement of Merger is dated as of the date first written above.

GLACIER BANCORP, INC.

By:	/s/ Randall M. Chesler
Randall M. Chesler, President and CEO

GLACIER BANK

By:	/s/ Randall M. Chesler
Randall M. Chesler, President and CEO

BANK OF IDAHO HOLDING CO.

By:	/s/ Jeff Newgard
Jeff Newgard, President and CEO

BANK OF IDAHO

By:	/s/ Jeff Newgard
Jeff Newgard, President and CEO

[Signature Page to Plan and Agreement of Merger]

EXHIBIT A

Parties to Recital E

Directors

Kevin Ahern

Steven E. Carr

Michael Day

Dana Kirkham

Jeff Newgard

Doug Oppenheimer

Park Price

Chris Reinke

Denise L. Stephens

David Volk

Executive Officers

Caleb Dimick

Brian Kouhdari

David Moe

Jeff Newgard

Shanon Taylor

Shareholders

Alliance Bernstein L.P.

BCP Manager LLC

Brush Creek – Idaho, LLC

Castle Creek Capital Partners VII Co-Investment Fund LP

Castle Creek Capital Partners VII, LP

Strategic Value Opportunities LP

EXHIBIT B

Form of Transaction-Related Expenses Exhibit

Transaction-Related Expenses*	Allowance	Final
Employee Related
Change-in-Control Cost
Vesting accruals
Retention bonuses
Tail Coverage Insurance
Paid Time Off

Professional Expenses
Investment banking—Advisory
Investment banking—Opinion
Legal
Accounting

Other

SUBTOTAL (Employee and Prof.)

Integration/Operations
Vendor Termination and Deconversion Fee
Other Contracts
Other IT/Systems Termination Cost
SUBTOTAL (IT Contracts)

TOTAL

As provided in the Plan and Agreement of Merger, to the extent Final Transaction Related Expenses exceed the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to reflect proportionately items that are deductible under applicable Tax Laws to those that are not), will be treated as a reduction of BOID Capital for purposes of determining BOID Closing Capital (regardless of whether such amounts are required to be expensed in accordance with GAAP). If Final Transaction Related Expenses are less than the Maximum Transaction Expense Amount, the difference, on an after-tax basis (applying an effective tax rate of 21.0 percent to the extent a particular item is deductible under applicable Tax Laws), will be treated as an increase in BOID Capital for such purpose, except as otherwise described in Schedule 1 to Exhibit B.

*	Figures to be provided are prior to giving effect to taxes.

Appendix B

Idaho Revised Statutes

TITLE 30 –CORPORATIONS

CHAPTER 29. GENERAL BUSINESS CORPORATIONS

PART 13 APPRAISAL RIGHTS

Sections 1301-1304, 1320-1326, 1330-1331, 1340

30-29-1301 Definitions.

In this part:

(1) “Affiliate” means a person that directly or indirectly through one (1) or more intermediaries controls, is controlled by, or is under common control with another person or is a senior executive of such person. For purposes of section 30-29-1302(b)(4), Idaho Code, a person is deemed to be an affiliate of its senior executives.

(2) “Beneficial owner” means a person who, directly or indirectly, through any contract, arrangement, or understanding, other than a revocable proxy, has or shares the power to vote, or to direct the voting of, shares; except that a member of a national securities exchange is not deemed to be a beneficial owner of securities held directly or indirectly by it on behalf of another person if the member is precluded by the rules of the exchange from voting without instruction on contested matters or matters that may affect substantially the rights or privileges of the holders of the securities to be voted. When two (2) or more persons agree to act together for the purpose of voting their shares of the corporation, each member of the group formed thereby is deemed to have acquired beneficial ownership, as of the date of the agreement, of all shares having voting power of the corporation beneficially owned by any member of the group.

(3) “Corporation” means the domestic corporation that is the issuer of the shares held by a shareholder demanding appraisal and, for matters covered in sections 30-29-1322 through 30-29-1331, Idaho Code, includes the survivor of a merger.

(4) “Excluded shares” means shares acquired pursuant to an offer for all shares having voting power if the offer was made within one (1) year before the corporate action for consideration of the same kind and of a value equal to or less than that paid in connection with the corporate action.

(5) “Fair value” means the value of the corporation’s shares determined:

(a) Immediately before the effectiveness of the corporate action to which the shareholder objects;

(b) Using customary and current valuation concepts and techniques generally employed for similar businesses in the context of the transaction requiring appraisal; and

(c) Without discounting for lack of marketability or minority status except, if appropriate, for amendments to the articles of incorporation pursuant to section 30-29-1302(a)(5), Idaho Code.

(6) “Interest” means interest from the date the corporate action becomes effective until the date of payment, at the rate of interest on judgments in this state on the effective date of the corporate action.

(7) “Interested person” means a person, or an affiliate of a person, who at any time during the one (1) year period immediately preceding approval by the board of directors of the corporate action:

(a) Was the beneficial owner of twenty percent (20%) or more of the voting power of the corporation, other than as owner of excluded shares;

(b) Had the power, contractually or otherwise, other than as owner of excluded shares, to cause the appointment or election of twenty-five percent (25%) or more of the directors to the board of directors of the corporation; or

(c) Was a senior executive or director of the corporation or a senior executive of any affiliate of the corporation, and that senior executive or director will receive, as a result of the corporate action, a financial benefit not generally available to other shareholders as such, other than:

(i) Employment, consulting, retirement, or similar benefits established separately and not as part of or in contemplation of the corporate action;

(ii) Employment, consulting, retirement, or similar benefits established in contemplation of, or as part of, the corporate action that are not more favorable than those existing before the corporate action or, if more favorable, that have been approved on behalf of the corporation in the same manner as is provided in section 30-29-862, Idaho Code; or

(iii) In the case of a director of the corporation who will, in the corporate action, become a director or governor of the acquiror or any of its affiliates, rights and benefits as a director or governor that are provided on the same basis as those afforded by the acquiror generally to other directors or governors of such entity or such affiliate.

(8) “Interested transaction” means a corporate action described in section 30-29-1302(a), Idaho Code, other than a merger pursuant to section 30-29-1105, Idaho Code, involving an interested person in which any of the shares or assets of the corporation are being acquired or converted.

(9) “Preferred shares” means a class or series of shares whose holders have preference over any other class or series of shares with respect to distributions.

(10) “Senior executive” means the chief executive officer, chief operating officer, chief financial officer, and any individual in charge of a principal business unit or function.

(11) “Shareholder” means a record shareholder, a beneficial shareholder, and a voting trust beneficial owner.

30-29-1302 Right To Appraisal.

(a) A shareholder is entitled to appraisal rights, and to obtain payment of the fair value of that shareholder’s shares in the event of any of the following corporate actions:

(1) Consummation of a merger to which the corporation is a party:

(i) If shareholder approval is required for the merger by section 30-29-1104, Idaho Code, or would be required but for the provisions of section 30-29-1104(j), Idaho Code, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series that remain outstanding after consummation of the merger; or

(ii) If the corporation is a subsidiary and the merger is governed by section 30-29-1105, Idaho Code;

(2) Consummation of a share exchange to which the corporation is a party the shares of which will be acquired, except that appraisal rights shall not be available to any shareholder of the corporation with respect to any class or series of shares of the corporation that is not acquired in the share exchange;

(3) Consummation of a disposition of assets pursuant to section 30-29-1202, Idaho Code, if the shareholder is entitled to vote on the disposition, except that appraisal rights shall not be available to any shareholder of the corporation with respect to shares of any class or series if:

(i) Under the terms of the corporate action approved by the shareholders, there is to be distributed to shareholders in cash the corporation’s net assets, in excess of a reasonable amount reserved to meet claims of the type described in sections 30-29-1406 and 30-29-1407, Idaho Code, within one (1) year after the shareholders’ approval of the action and in accordance with their respective interests determined at the time of distribution; and

(ii) The disposition of assets is not an interested transaction;

(4) An amendment of the articles of incorporation with respect to a class or series of shares that reduces the number of shares of a class or series owned by the shareholder to a fraction of a share if the corporation has the obligation or right to repurchase the fractional share so created;

(5) Any other merger, share exchange, disposition of assets, or amendment to the articles of incorporation, in each case to the extent provided by the articles of incorporation, bylaws or a resolution of the board of directors;

(6) Consummation of a domestication pursuant to part 9 of this chapter if the shareholder does not receive shares in the foreign corporation resulting from the domestication that have terms as favorable to the shareholder in all material respects, and represent at least the same percentage interest of the total voting rights of the outstanding shares of the foreign corporation, as the shares held by the shareholder before the domestication;

(7) Consummation of a conversion of the corporation to a nonprofit corporation pursuant to chapter 22, title 30, Idaho Code; or

(8) Consummation of a conversion of the corporation to an unincorporated entity pursuant to chapter 22, title 30, Idaho Code.

(b) Notwithstanding subsection (a) of this section, the availability of appraisal rights under subsection (a) (1) and (2) of this section shall be limited in accordance with the following provisions:

(1) Appraisal rights shall not be available for the holders of shares of any class or series of shares that are:

(i) A covered security under section 18(b)(1)(A) or (B) of the securities act of 1933;

(ii) Traded in an organized market and have at least two thousand (2,000) shareholders and a market value of at least twenty million dollars ($20,000,000), exclusive of the value of such shares held by the corporation’s subsidiaries, senior executives, and directors and by any beneficial shareholder and any voting trust beneficial owner owning more than ten percent (10%) of such shares; or

(iii) Issued by an open end management investment company registered with the securities and exchange commission under the investment company act of 1940 and which may be redeemed at the option of the holder at net asset value.

(2) The applicability of paragraph (1) of this subsection shall be determined as of:

(i) The record date fixed to determine the shareholders entitled to receive notice of the meeting of shareholders to act upon the corporate action requiring appraisal rights or, in the case of an offer made pursuant to section 30-29-1104(j), Idaho Code, the date of such offer; or

(ii) If there is no meeting of shareholders and no offer made pursuant to section 30-29-1104(j), Idaho Code, the day before the consummation of the corporate action or effective date of the amendment of the articles of incorporation, as applicable.

(3) Paragraph (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares:

(i) Who are required by the terms of the corporate action requiring appraisal rights to accept for such shares anything other than cash or shares of any class or any series of shares of any corporation, or any other proprietary interest of any other entity, that satisfies the standards set forth in paragraph (1) of this subsection at the time the corporate action becomes effective; or

(ii) In the case of the consummation of a disposition of assets pursuant to section 30-29-1202, Idaho Code, unless the cash, shares, or proprietary interests received in the disposition are, under the terms of the corporate action approved by the shareholders, to be distributed to the shareholders, as part of a distribution to shareholders of the net assets of the corporation in excess of a reasonable amount to meet claims of the type described in sections 30-29-1406 and 30-29-1407, Idaho Code, within one (1) year after the shareholders’ approval of the action, and in accordance with their respective interests determined at the time of the distribution.

(4) Paragraph (1) of this subsection shall not be applicable and appraisal rights shall be available pursuant to subsection (a) of this section for the holders of any class or series of shares where the corporate action is an interested transaction.

(c) Notwithstanding any other provision of this section, the articles of incorporation as originally filed or any amendment to the articles of incorporation may limit or eliminate appraisal rights for any class or series of preferred shares, except that no such limitation or elimination shall be effective if the class or series does not have the right to vote separately as a voting group, alone or as part of a group, on the action or if the action is a conversion under chapter 22, title 30, Idaho Code, or a merger having a similar effect as a conversion in which the converted entity is an eligible entity; and any such limitation or elimination contained in an amendment to the articles of incorporation that limits or eliminates appraisal rights for any of such shares that are outstanding immediately before the effective date of such amendment or that the corporation is or may be required to issue or sell thereafter pursuant to any conversion, exchange or other right existing immediately before the effective date of such amendment shall not apply to any corporate action that becomes effective within one (1) year after the effective date of such amendment if such action would otherwise afford appraisal rights.

30-29-1303 Assertion of Rights By Nominees and Beneficial Shareholders.

(a) A record shareholder may assert appraisal rights as to fewer than all the shares registered in the record shareholder’s name but owned by a beneficial shareholder or a voting trust beneficial owner only if the record shareholder objects with respect to all shares of a class or series owned by the beneficial shareholder or the voting trust beneficial owner and notifies the corporation in writing of the name and address of each beneficial shareholder or voting trust beneficial owner on whose behalf appraisal rights are being asserted. The rights of a record shareholder who asserts appraisal rights for only part of the shares held of record in the record shareholder’s name under this subsection shall be determined as if the shares as to which the record shareholder objects and the record shareholder’s other shares were registered in the names of different record shareholders.

(b) A beneficial shareholder and a voting trust beneficial owner may assert appraisal rights as to shares of any class or series held on behalf of the shareholder only if such shareholder:

(1) Submits to the corporation the record shareholder’s written consent to the assertion of such rights no later than the date referred to in section 30-29-1322(b)(2)(ii), Idaho Code; and

(2) Does so with respect to all shares of the class or series that are beneficially owned by the beneficial shareholder or the voting trust beneficial owner.

30-29-1320 Notice of Appraisal Rights.

(a) Where any corporate action specified in section 30-29-1302(a), Idaho Code, is to be submitted to a vote at a shareholders’ meeting, the meeting notice, or where no approval of such action is required pursuant to section 30-29-1104(j), Idaho Code, the offer made pursuant to section 30-29-1104(j), Idaho Code, must state that the corporation has concluded that appraisal rights are, are not, or may be available under this part. If the corporation concludes that appraisal rights are or may be available, a copy of this part must accompany the meeting notice or offer sent to those record shareholders entitled to exercise appraisal rights.

(b) In a merger pursuant to section 30-29-1105, Idaho Code, the parent entity shall notify in writing all record shareholders of the subsidiary who are entitled to assert appraisal rights that the corporate action became effective. Such notice shall be sent within ten (10) days after the corporate action became effective and include the materials described in section 30-29-1322, Idaho Code.

(c) Where any corporate action specified in section 30-29-1302(a), Idaho Code, is to be approved by written consent of the shareholders pursuant to section 30-29-704, Idaho Code:

(1) Written notice that appraisal rights are, are not, or may be available shall be sent to each record shareholder from whom a consent is solicited at the time consent of such shareholder is first solicited and, if the corporation has concluded that appraisal rights are or may be available, the notice must be accompanied by a copy of this chapter; and

(2) Written notice that appraisal rights are, are not, or may be available must be delivered together with the notice to nonconsenting and nonvoting shareholders required by section 30-29-704(e) and (f), Idaho Code, may include the materials described in section 30-29-1322, Idaho Code, and, if the corporation has concluded that appraisal rights are or may be available, must be accompanied by a copy of this chapter.

(d) Where corporate action described in section 30-29-1302(a), Idaho Code, is proposed, or a merger pursuant to section 30-29-1105, Idaho Code, is effected, the notice referred to in subsection (a) or (c) of this section, if the corporation concludes that appraisal rights are or may be available, and in subsection (b) of this section must be accompanied by:

(1) Financial statements of the corporation that issued the shares that may be subject to appraisal, consisting of a balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of the notice, an income statement for that year, and a cash flow statement for that year; provided that, if such financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information; and

(2) The latest interim financial statements of such corporation, if any.

(e) The right to receive the information described in subsection (d) of this section may be waived in writing by a shareholder before or after the corporate action.

30-29-1321 Notice of Intent to Demand Payment – Consequences of Voting or Consenting.

(a) If a corporate action specified in section 30-29-1302(a), Idaho Code, is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares:

(1) Shall deliver to the corporation, before the vote is taken, written notice of the shareholder’s intent to demand payment if the proposed action is effectuated; and

(2) Shall not vote, or cause or permit to be voted, any shares of such class or series in favor of the proposed action.

(b) If a corporate action specified in section 30-29-1302(a), Idaho Code, is to be approved by written consent, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares shall not sign a consent in favor of the proposed action with respect to that class or series of shares.

(c) If a corporate action specified in section 30-29-1302(a), Idaho Code, does not require shareholder approval pursuant to section 30-29-1104(j), Idaho Code, a shareholder who wishes to assert appraisal rights with respect to any class or series of shares shall deliver to the corporation before the shares are purchased pursuant to the offer written notice of the shareholder’s intent to demand payment if the proposed action is effected; and shall not tender, or cause or permit to be tendered, any shares of such class or series in response to such offer.

(d) A shareholder who fails to satisfy the requirements of subsection (a), (b), or (c) of this section is not entitled to payment under this part.

30-29-1322 Appraisal Notice and Form.

(a) If a corporate action requiring appraisal rights under section 30-29-1302(a), Idaho Code, becomes effective, the corporation shall deliver a written appraisal notice and form required by subsection (b) of this section to all shareholders who satisfy the requirements of section 30-29-1321(a), (b), or (c), Idaho Code. In the case of a merger under section 30-29-1105, Idaho Code, the parent shall deliver an appraisal notice and form to all record shareholders who may be entitled to assert appraisal rights.

(b) The appraisal notice shall be delivered no earlier than the date the corporate action specified in section 30-29-1302(a), Idaho Code, became effective, and no later than ten (10) days after such date and must:

(1) Supply a form that:

(i) Specifies the first date of any announcement to shareholders made before the date the corporate action became effective of the principal terms of the proposed corporate action;

(ii) If such announcement was made, requires the shareholder asserting appraisal rights to certify whether or not beneficial ownership of those shares for which appraisal rights are asserted was acquired before that date; and

(iii) Requires the shareholder asserting appraisal rights to certify that such shareholder did not vote for or consent to the transaction as to the class or series of shares for which appraisal is sought;

(2) State:

(i) Where the form shall be sent and where certificates for certificated shares must be deposited and the date by which those certificates shall be deposited, which date may not be earlier than the date by which the corporation must receive the required form under subparagraph (ii) of this paragraph;

(ii) A date by which the corporation shall receive the form, which date may not be fewer than forty (40) days nor more than sixty (60) days after the date the appraisal notice in subsection (a) of this section is sent, and state that the shareholder shall have waived the right to demand appraisal with respect to the shares unless the form is received by the corporation by such specified date;

(iii) The corporation’s estimate of the fair value of the shares;

(iv) That, if requested in writing, the corporation will provide, to the shareholders so requesting, within ten (10) days after the date specified in subparagraph (ii) of this paragraph the number of shareholders who return the forms by the specified date and the total number of shares owned by them; and

(v) The date by which the notice to withdraw under section 30-29-1323, Idaho Code, shall be received, which date shall be within twenty (20) days after the date specified in subparagraph (ii) of this paragraph; and

(3) Be accompanied by a copy of this part.

30-29-1323 Perfection of Rights – Right to Withdraw.

(a) A shareholder who receives notice pursuant to section 30-29-1322, Idaho Code, and who wishes to exercise appraisal rights shall sign and return the form sent by the corporation and, in the case of certificated shares, deposit the shareholder’s certificates in accordance with the terms of the notice by the date referred to in the notice pursuant to section 30-29-1322(b)(2)(ii), Idaho Code. In addition, if applicable, the shareholder shall certify on the form whether the beneficial owner of such shares acquired beneficial ownership of the shares before the date required to be set forth in the notice pursuant to section 30-29-1322(b)(2)(ii), Idaho Code. If a shareholder fails to make this certification, the corporation may elect to treat the shareholder’s shares as after-acquired shares under section 30-29-1325, Idaho Code. Once a shareholder deposits that shareholder’s certificates or, in the case of uncertificated shares, returns the signed forms, that shareholder loses all rights as a shareholder, unless the shareholder withdraws pursuant to subsection (b) of this section.

(b) A shareholder who has complied with subsection (a) of this section may nevertheless decline to exercise appraisal rights and withdraw from the appraisal process by so notifying the corporation in writing by the date set forth in the appraisal notice pursuant to section 30-29-1322(b)(2)(v), Idaho Code. A shareholder who fails to so withdraw from the appraisal process may not thereafter withdraw without the corporation’s written consent.

(c) A shareholder who does not sign and return the form and, in the case of certificated shares, deposit that shareholder’s share certificates where required, each by the date set forth in the notice described in section 30-29-1322(b), Idaho Code, shall not be entitled to payment under this part.

30-29-1324 Payment.

(a) Except as provided in section 30-29-1325, Idaho Code, within thirty (30) days after the form required by section 30-29-1322(b)(2)(ii), Idaho Code, is due, the corporation shall pay in cash to those shareholders who complied with section 30-29-1323(a), Idaho Code, the amount the corporation estimates to be the fair value of their shares, plus interest.

(b) The payment to each shareholder pursuant to subsection (a) of this section must be accompanied by:

(1) Financial statements of the corporation that issued the shares to be appraised, consisting of a balance sheet as of the end of a fiscal year ending not more than sixteen (16) months before the date of payment, an income statement for that year, a cash flow statement for that year, and the latest interim financial statements of such corporation, if any; provided however, that if such annual financial statements are not reasonably available, the corporation shall provide reasonably equivalent financial information;

(2) A statement of the corporation’s estimate of the fair value of the shares, which estimate shall equal or exceed the corporation’s estimate given pursuant to section 30-29-1322(b)(2)(iii), Idaho Code; and

(3) A statement that shareholders described in subsection (a) of this section have the right to demand further payment under section 30-29-1326, Idaho Code, and that if any such shareholder does not do so within the time period specified in section 30-29-1326(b), Idaho Code, such shareholder shall be deemed to have accepted the payment under subsection (a) of this section in full satisfaction of the corporation’s obligations under this part.

30-29-1325 After Acquired Shares.

(a) A corporation may elect to withhold payment required by section 30-29-1324, Idaho Code, from any shareholder who was required to but did not certify that beneficial ownership of all of the shareholder’s shares for which appraisal rights are asserted was acquired before the date set forth in the appraisal notice sent pursuant to section 30-29-1322(b)(1), Idaho Code.

(b) If the corporation elected to withhold payment under subsection (a) of this section, it shall, within thirty (30) days after the form required by section 30-29-1322(b)(2)(ii), Idaho Code, is due, notify all shareholders who are described in subsection (a) of this section:

(1) Of the information required by section 30-29-1324(b)(1), Idaho Code;

(2) Of the corporation’s estimate of fair value pursuant to section 30-29-1324(b)(2), Idaho Code;

(3) That they may accept the corporation’s estimate of fair value, plus interest, in full satisfaction of their demands or demand appraisal under section 30-29-1326, Idaho Code;

(4) That those shareholders who wish to accept such offer shall so notify the corporation of their acceptance of the corporation’s offer within thirty (30) days after receiving the offer; and

(5) That those shareholders who do not satisfy the requirements for demanding appraisal under section 30-29-1326, Idaho Code, shall be deemed to have accepted the corporation’s offer.

(c) Within ten (10) days after receiving the shareholder’s acceptance pursuant to subsection (b)(4) of this section, the corporation shall pay in cash the amount it offered under subsection (b)(2) of this section plus interest to each shareholder who agreed to accept the corporation’s offer in full satisfaction of the shareholder’s demand.

(d) Within forty (40) days after delivering the notice described in subsection (b) of this section, the corporation shall pay in cash the amount it offered to pay under subsection (b)(2) of this section plus interest to each shareholder described in subsection (b)(5) of this section.

30-29-1326 Procedure if Shareholder Dissatisfied with Payment of Offer.

(a) A shareholder paid pursuant to section 30-29-1324, Idaho Code, who is dissatisfied with the amount of the payment shall notify the corporation in writing of that shareholder’s estimate of the fair value of the shares and demand payment of that estimate, less any payment under section 30-29-1324, Idaho Code, plus interest. A shareholder offered payment under section 30-29-1325, Idaho Code, who is dissatisfied with that offer shall reject the offer and demand payment of the shareholder’s stated estimate of the fair value of the shares plus interest.

(b) A shareholder who fails to notify the corporation in writing of that shareholder’s demand to be paid the shareholder’s stated estimate of the fair value plus interest under subsection (a) of this section within thirty (30) days after receiving the corporation’s payment or offer of payment under section 30-29-1324 or 30-29-1325, Idaho Code, respectively, waives the right to demand payment under this section and shall be entitled only to the payment made or offered pursuant to those respective sections.

30-29-1330 Court Action.

(a) If a shareholder makes demand for payment under section 30-29-1326, Idaho Code, that remains unsettled, the corporation shall commence a proceeding within sixty (60) days after receiving the payment demand and petition the court to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the sixty (60) day period, it shall pay in cash to each shareholder the amount the shareholder demanded pursuant to section 30-29-1326, Idaho Code, plus interest.

(b) The corporation shall commence the proceeding in the appropriate court of the county where the corporation’s principal office is located, or, if none in this state, Ada county. If the corporation is a foreign corporation, it shall commence the proceeding in the county in this state where the principal office of the domestic corporation merged with the foreign corporation was located or, if the domestic corporation did not have its principal office in this state at the time of the transaction, in Ada county.

(c) The corporation shall make all shareholders, regardless of whether they are residents of this state, whose demands remain unsettled parties to the proceeding, as in an action against their shares, and all parties shall be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(d) The jurisdiction of the court in which the proceeding is commenced under subsection (b) of this section is plenary and exclusive. The court may appoint one (1) or more persons as appraisers to receive evidence and recommend a decision on the question of fair value. The appraisers shall have the powers described in the order appointing them or in any amendment to it. The shareholders demanding appraisal rights are entitled to the same discovery rights as parties in other civil proceedings. There shall be no right to a jury trial.

(e) Each shareholder made a party to the proceeding is entitled to judgment:

(1) For the amount, if any, by which the court finds the fair value of the shareholder’s shares exceeds the amount paid by the corporation to the shareholder for such shares, plus interest; or

(2) For the fair value, plus interest, of the shareholder’s shares for which the corporation elected to withhold payment under section 30-29-1325, Idaho Code.

30-29-1331 Court Costs and Expenses.

(a) The court in an appraisal proceeding commenced under section 30-29-1330, Idaho Code, shall determine all court costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the court costs against the corporation, except that the court may assess court costs against all or some of the shareholders demanding appraisal, in amounts that the court finds equitable, to the extent the court finds such shareholders acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this part.

(b) The court in an appraisal proceeding may also assess the expenses of the respective parties, in amounts the court finds equitable:

(1) Against the corporation and in favor of any or all shareholders demanding appraisal if the court finds the corporation did not substantially comply with the requirements of section 30-29-1320, 30-29-1322, 30-29-1324 or 30-29-1325, Idaho Code; or

(2) Against either the corporation or a shareholder demanding appraisal, in favor of any other party, if the court finds that the party against whom expenses are assessed acted arbitrarily, vexatiously, or not in good faith with respect to the rights provided by this part.

(c) If the court in an appraisal proceeding finds that the expenses incurred by any shareholder were of substantial benefit to other shareholders similarly situated and that such expenses should not be assessed against the corporation, the court may direct that such expenses be paid out of the amounts awarded the shareholders who were benefited.

(d) To the extent the corporation fails to make a required payment pursuant to section 30-29-1324, 30-29-1325 or 30-29-1326, Idaho Code, the shareholder may sue directly for the amount owed and, to the extent successful, shall be entitled to recover from the corporation all expenses of the suit.

30-29-1340 Other Remedies Limited.

(a) The legality of a proposed or completed corporate action described in section 30-29-1302(a), Idaho Code, may not be contested, nor may the corporate action be enjoined, set aside, or rescinded, in a legal or equitable proceeding by a shareholder after the shareholders have approved the corporate action.

(b) Subsection (a) of this section does not apply to a corporate action that:

(1) Was not authorized and approved in accordance with the applicable provisions of:

(i) Part 9, 10, 11, or 12 of this chapter;

(ii) The articles of incorporation or bylaws; or

(iii) The resolution of the board of directors authorizing the corporate action;

(2) Was procured as a result of fraud, a material misrepresentation, or an omission of a material fact necessary to make statements made, in light of the circumstances in which they were made, not misleading;

(3) Is an interested transaction, unless it has been recommended by the board of directors in the same manner as is provided in section 30-29-862, Idaho Code, and has been approved by the shareholders in the same manner as is provided in section 30-29-863, Idaho Code, as if the interested transaction were a director’s conflicting interest transaction; or

(4) Is approved by less than unanimous consent of the voting shareholders pursuant to section 30-29-704, Idaho Code, if:

(i) The challenge to the corporate action is brought by a shareholder who did not consent and as to whom notice of the approval of the corporate action was not effective at least ten (10) days before the corporate action was effected; and

(ii) The proceeding challenging the corporate action is commenced within ten (10) days after notice of the approval of the corporate action is effective as to the shareholder bringing the proceeding.

Appendix C

January 13, 2025

The Board of Directors

Bank of Idaho Holding Company

350 Memorial Drive, Suite 200

Idaho Falls, ID 83402

Members of the Board:

We understand that Glacier Bancorp, Inc.(“GBCI”) and its wholly owned subsidiary Glacier Bank, a Montana state-chartered bank, intend to enter into an Agreement and Plan of Merger (the “Agreement”), pursuant to which Bank of Idaho Holding Company (“BOID”) will merge with and into GBCI (the “Merger”). Immediately following the Merger, pursuant to the Agreement, the Bank of Idaho (the “Bank”), an Idaho state-chartered commercial bank and wholly owned subsidiary of BOID, will merge with and into Glacier Bank. As a result of the Merger and on the terms and subject to conditions as outlined in the Agreement, BOID shareholders will receive an aggregate Merger consideration consisting of 4,912,320 shares of GBCI common stock based on a fixed exchange ratio of 1.10x (the “Consideration”). Based on the GBCI’s 20-day VWAP as of January 8, 2025, this is equivalent to a purchase price of $56.65 per share of BOID’s common stock. The approximate consideration assumes there are 4,420,332 shares of BOID’s common stock, 45,413 outstanding restricted stock units, 370,725 cashed out in the money stock options for BOID with a weighted average strike price of $24.87 per option, and 24,724 stock appreciation rights for BOID with a weighted average strike price of $19.03. The Consideration for BOID’s common stock shares and restricted stock units will consist of 100% GBCI common stock shares, except as it relates to any fractional shares, BOID stock options, and BOID stock appreciation rights.

In connection with the Merger and Agreement, you have requested our Opinion (the “Opinion”) as to whether the Consideration to be paid to BOID pursuant to the Agreement is fair, from a financial point of view, to the holders of BOID common stock.

MJC Partners LLC (“MJCP”), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, competitive bidding, private placements, and valuations for estate, corporate, and other purposes. As specialists in the banking industry, we have experience and knowledge of the valuation of banking institutions. MJCP has had a material relationship with BOID or the Bank for which we have received compensation during the past two years.

We were retained by BOID to render this Opinion. We will receive compensation from BOID in connection with our services and BOID has agreed to indemnify us for certain liabilities arising out of our engagement.

During the course of our engagement and for the purposes of this Opinion set forth herein, we have:

(i)	reviewed a draft of the Agreement dated January 9, 2025 (the most recent draft made available to us);

(ii)

reviewed certain historical business and financial information concerning BOID and the Bank and preliminary draft and unaudited financial results for the fiscal year ended December 31, 2024 of BOID and the Bank (provided by BOID);

(iii)

reviewed certain regulatory filings of BOID and GBCI, and their respective subsidiaries, including as applicable, the quarterly reports on Form FR Y-9C and the quarterly call reports required to be filed (as the case may be) with respect to each quarter during the three-year period ended December 31, 2023 and the quarters ended March 31, 2024, June 30, 2024, and September 30, 2024;

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The Board of Directors – Bank of Idaho Holding Company

January 13, 2025

(iv)	reviewed the audited financial statements and Annual Reports on Form 10-K for the three fiscal years ended December 31, 2023 of GBCI;

(v)	reviewed the unaudited quarterly financial statements and Quarterly Reports on Form 10-Q for the quarters ended March 31, 2024, June 30, 2024, and September 30, 2024 of GBCI;

(vi)	analyzed certain financial projections prepared by GBCI management and certain financial projections prepared by BOID management;

(vii)	reviewed certain potential scenarios and business plans provided by BOID and the Bank;

(viii)	held discussions with members of the senior management of BOID and the Bank for the purpose of reviewing the future prospects of BOID;

(ix)	reviewed the terms of recent merger and acquisition transactions, to the extent publicly available, involving banks and bank holding companies that we considered relevant; and

(x)	performed such other analyses and considered such other factors as we have deemed appropriate.

We also took into account our assessment of general economic, market and financial conditions and our experience in other transactions as well as our knowledge of the banking industry and our general experience in securities valuations.

In rendering this Opinion, we have assumed, without independent verification, the accuracy and completeness of the financial and other information and representations contained in the materials provided to us by GBCI and the Bank the discussions with the management teams of both organizations. In that regard, we have assumed that the financial forecasts, including, without limitation, the synergies and projections regarding under-performing and nonperforming assets and net charge-offs have been reasonably prepared on a basis reflecting the best currently available information and judgments and estimates of GBCI and the Bank, and that such forecasts will be realized in the amounts and at the times contemplated thereby. We are not experts in the evaluation of loan and lease portfolios for purposes of assessing the adequacy of the allowances for losses with respect thereto and have assumed that such allowances for Glacier Bank and the Bank are in the aggregate adequate to cover such losses. We were not retained to and did not conduct a physical inspection of any of the properties or facilities of Glacier Bank or the Bank. In addition, we have not reviewed individual credit files, nor have we made an independent evaluation or appraisal of the assets and liabilities of Glacier Bank or the Bank, or any of their respective subsidiaries and we were not furnished with any such evaluations or appraisals.

We have assumed that the Merger will be consummated substantially in accordance with the terms set forth in the Agreement. We have further assumed that the Merger will be accounted for as a purchase under generally accepted accounting principles. We have assumed that the Merger is, and will be, in compliance with all laws and regulations that are applicable to GBCI and the Bank.

This Opinion is based solely upon the information available to us and the economic, market and other circumstances, as they exist as of the date hereof. Events occurring and information that becomes available after the date hereof could materially affect the assumptions and analyses used in preparing this Opinion. We have not undertaken to reaffirm or revise this Opinion or otherwise comment upon any events occurring or information that becomes available after the date hereof, except as otherwise agreed in our engagement letter.

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The Board of Directors – Bank of Idaho Holding Company

January 13, 2025

This Opinion is directed to the Board of Directors of BOID in connection with its consideration of the Agreement and Merger, and while we approve its inclusion in its entirety in the proxy and related materials delivered to the holders of Bank of Idaho Holding Company common stock in connection with the proposed Merger, our Opinion does not constitute a recommendation to any holder of Bank of Idaho Holding Company common stock as to how any stockholder should vote at any meeting of stockholders called to consider and vote upon the approval of the Agreement and the Merger. Our opinion is directed only as to the fairness, from a financial point of view, of the Consideration to be provided by GBCI to the holders of BOID common stock and does not address the underlying business decision of BOID to engage in the Merger, the form or structure of the Merger or any other transactions contemplated in the Agreement, the relative merits of the Merger as compared to any other alternative transactions or business strategies that might exist for BOID or the effect of any other transaction in which BOID might engage. This Opinion may not be reproduced without MJCP’s prior written consent; provided, however, MJCP will provide its consent for this Opinion to be included in any regulatory filings, including the Joint Proxy Statement/Prospectus, to be filed with the SEC and mailed to shareholders in connection with the Merger.

This opinion has been reviewed and approved by our Fairness Opinion Committee in conformity with our policies and procedures established under the requirements of Rule 5150 of the Financial Industry Regulatory Authority.

Subject to the foregoing and based on our experience as investment bankers, our activities and assumptions as described above, and other factors we have deemed relevant, we are of the opinion, as of the date hereof, that the Consideration to be paid to BOID pursuant to the Agreement is fair, from a financial point of view, to holders of BOID common stock.

Sincerely,

MJC PARTNERS, LLC

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PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20. Indemnification of Directors and Officers

Sections 35-14-850 through 35-1-858 of the Montana Business Corporation Act (“MBCA”) contain specific provisions relating to indemnification of directors and officers of Montana corporations. In general, the statute provides that (i) a corporation must indemnify a director or officer who is wholly successful in the defense of a proceeding to which the director or officer is a party because of the director or officer’s status as such, and (ii) a corporation may indemnify a director or officer if the director or officer is not wholly successful in such defense, if it is determined as provided in the statute that the director or officer meets a certain standard of conduct, provided that the corporation may not indemnify a director or officer with respect to conduct for which such director or officer was adjudged liable on the basis of receiving a financial benefit to which the director or officer was not entitled. The statute also provides that for an officer who is not also a director, the corporation may indemnify such officer to a further extent provided by the articles of incorporation or bylaws (subject to certain exceptions). The statute permits a director or officer of a corporation who is a party to a proceeding to apply to the courts for indemnification or advance of expenses, and the court may order indemnification or advancement of expenses under certain circumstances set forth in the statute. The statute also provides that a corporation may, prior to final disposition of a proceeding, advance expenses to a director if the director delivers to the corporation a signed, written undertaking by the director to repay the advanced funds under certain circumstances set forth in the statute. The statute further provides that a corporation may in its articles of incorporation or bylaws or by resolution provide indemnification in addition to that provided by statute, subject to certain conditions set forth in the statute.

Glacier’s articles provide, among other things, that the personal liability of the directors and officers of the corporation for monetary damages shall be eliminated to the fullest extent permitted by the MBCA. Glacier’s articles and bylaws also provide that the corporation shall indemnify its directors and officers to the fullest extent permitted by the MBCA.

Item 21. Exhibits and Financial Statement Schedules

(a)	The exhibits are listed below under the caption “Exhibit Index.”

(b)	Financial Statement Schedules. None.

Item 22. Undertakings

(a)	The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii) to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the SEC pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4) That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

(5) That, for the purpose of determining liability of the registrant under the Securities Act of 1933 to any purchaser in the initial distribution of the securities, the undersigned registrant undertakes that in a primary offering of securities of the undersigned registrant pursuant to this registration statement, regardless of the underwriting method used to sell the securities to the purchaser, if the securities are offered or sold to such purchaser by means of any of the following communications, the undersigned registrant will be a seller to the purchaser and will be considered to offer or sell such securities to such purchaser: (i) any preliminary prospectus or prospectus of the undersigned registrant relating to the offering required to be filed pursuant to Rule 424; (ii) any free writing prospectus relating to the offering prepared by or on behalf of the undersigned registrant or used or referred to by the undersigned registrant; (iii) the portion of any other free writing prospectus relating to the offering containing material information about the undersigned registrant or its securities provided by or on behalf of the undersigned registrant; and (iv) any other communication that is an offer in the offering made by the undersigned registrant to the purchaser.

(b) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(c) (1) The undersigned registrant hereby undertakes as follows: that prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this registration statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other Items of the applicable form.

(2) The registrant undertakes that every prospectus (i) that is filed pursuant to paragraph (d)(1) immediately preceding or (ii) that purports to meet the requirements of Section 10(a)(3) of the Securities Act of 1933 and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the registration statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(d) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether or not such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

(e) The undersigned registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11 or 13 of this Form S-4, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

(f) The undersigned registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the registration statement when it became effective.

EXHIBIT INDEX

Exhibit No.	Description of Exhibits

2	Plan and Agreement of Merger dated as of January 13, 2025, by and among Glacier Bancorp, Inc., Glacier Bank, Bank of Idaho Holding Co., and Bank of Idaho (included as Appendix A to the proxy statement/prospectus which is included in the registration statement).

3.1	Restated Articles of Incorporation of Glacier Bancorp, Inc (incorporated herein by reference to Exhibit 3.1 included in Glacier Bancorp Inc.’s Quarterly Report on Form 10-Q filed August 2, 2022).

3.2	Amended and Restated Bylaws of Glacier Bancorp, Inc. (incorporated herein by reference to Exhibit 3.2 included in Glacier Bancorp Inc.’s Current Report on Form 8-K filed May 4, 2021).

5*	Opinion of Moore, Cockrell, Goicoechea & Johnson, P.C. regarding legality of securities.

8.1*	Opinion of Miller Nash LLP regarding certain federal income tax matters.

8.2*	Opinion of Otteson Shapiro LLP regarding certain federal income tax matters.

10.1*	Form of Voting Agreement.

10.2*	Form of Director Non-Competition Agreement.

23.1*	Consent of Moore, Cockrell, Goicoechea & Johnson, P.C. (contained in its opinion filed as Exhibit 5).

23.2*	Consent of Forvis Mazars, LLP, Glacier Bancorp, Inc.’s independent registered public accounting firm.

23.3*	Consent of Miller Nash LLP (contained in its opinion filed as Exhibit 8.1).

23.4*	Consent of Otteson Shapiro LLP (contained in its opinion filed as Exhibit 8.2).

24	Power of Attorney.

99.1*	Form of proxy card to be mailed to shareholders of Bank of Idaho Holding Co.

99.2*	Consent of MJC Partners, LLC

107*	Filing Fee Table.

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Kalispell, State of Montana, on March 14, 2025.

GLACIER BANCORP, INC.

By:	/s/ Randall M. Chesler
Randall M. Chesler
President and Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this Registration Statement on Form S-4 has been signed by the following persons in the capacities indicated, on the dates indicated.

Signature	Title	Date

/s/ Randall M. Chesler Randall M. Chesler	President and Chief Executive Officer and Director (Principal Executive Officer)	March 14, 2025

/s/ Ron J. Copher Ron J. Copher	Executive Vice President and Chief Financial Officer and Secretary (Principal Financial and Accounting Officer)	March 14, 2025

* Craig A. Langel	Chairman of the Board and Director	March 14, 2025

* David C. Boyles	Director	March 14, 2025

* Robert A. Cashell, Jr.	Director	March 14, 2025

* Sherry L. Cladouhos	Director	March 14, 2025

* Jesus T. Espinoza	Director	March 14, 2025

* Annie M. Goodwin	Director	March 14, 2025

* Kristen L. Heck	Director	March 14, 2025

* Michael B. Hormaechea	Director	March 14, 2025

Signature	Title	Date

* Douglas J. McBride	Director	March 14, 2025

* Beth Noymer Levine	Director	March 14, 2025

* By /s/ Randall M. Chesler
Randall M. Chesler,
Attorney-in-fact